Dow Chemical Co
ARS
P.E. 12/31/01

People

Innovation

DOW

Value

A Remarkable Year of Challenge and Progress

Throughout the triumphs and challenges of 2001—which included the industry-redefining Union Carbide merger as well as the most difficult business environment in decades—Dow has been unwavering in its strategy and firmly committed to value creation.

We believe that people, innovation and value are the means for achieving our aspirations and reaching new levels of Business Excellence.

People. The lifeblood of any company is its people and Dow is no exception. Recognizing that people drive business success, we are creating enterprise-wide teamwork and renewing our efforts to build leadership and accountability at all levels. We are ensuring that all employees are aligned in purpose and equipped with the knowledge and tools they need for success today—and tomorrow.

Innovation. At Dow, innovation is more than just the discovery of a new molecule or technology. It is rooted in our desire to find a better way. We bring this passion for innovation to all aspects of our business—whether we are advancing new solutions in e-business, applying Six Sigma to increase speed to market, achieving breakthroughs in productivity or reaching new levels of safety in our operations. Innovation comes from applying science and technology to solve problems for our customers, our communities and the world.

Value. The bottom line of success is the ability to create long-term shareholder value—by balancing economic, environmental and social responsibilities. Value is the lens through which we view everything and is fundamental to our performance-driven culture. At Dow, we are relentlessly focused on creating value for our shareholders, customers, employees and communities.

In this year's annual report, we're highlighting a few examples of how the people of Dow are working together to improve the essentials of life and create value.

2001 Financial Highlights

IN MILLIONS, EXCEPT AS NOTED	2001	2000
Net Sales	$ 27,805	$ 29,534
Earnings before Interest, Income Taxes and Minority Interests ("EBIT")	35	3,105
Net Income (Loss)	(385)	1,675
Return on Stockholders' Equity	(3.9)%	14.1%
Earnings (Loss) per Share—Basic (in dollars)	(0.43)	1.88
Earnings (Loss) per Share—Diluted (in dollars)	(0.43)	1.85
Dividends Declared per Share (in dollars)	1.295	1.16

Net Sales (dollars in millions)


97 $27,476
98 $25,101
99 $25,859
00 $29,534
01 $27,805

EBIT (dollars in millions)


97 $4,272
98 $3,093
99 $3,022
00 $3,105
01 $35

Earnings (Loss) per Share—Diluted (dollars)


97 $2.61
98 $1.89
99 $1.82
00 $1.85
01 $(0.43)

Dividends Declared per Share (dollars)


97 $1.12
98 $1.16
99 $1.16
00 $1.16
01 $1.295

2001 Sales by Operating Segment (dollars in millions)


Performance Plastics $7,321
Performance Chemicals $5,081
Agricultural Products $2,612
Plastics $6,452
Chemicals $3,552
Hydrocarbons and Energy $2,511
Unallocated and Other $276

2001 Sales by Geographic Area (dollars in millions)


United States $11,725
Europe $8,891
Rest of World $7,189

The merger of The Dow Chemical Company and Union Carbide Corporation was completed on February 6, 2001. This annual report reflects the retroactive effect of the merger, which was accounted for as a pooling of interests, for all periods presented (see Note C to the Consolidated Financial Statements for further information).

Results for 2001 include the impact of a $1.5 billion pretax special charge for merger-related expenses and restructuring (see Note B to the Consolidated Financial Statements for details regarding the charge).

To the Stockholders of The Dow Chemical Company:

It has been decades since Dow and the global chemical industry experienced a deterioration in business conditions as severe as that which we faced in 2001—a fact clearly reflected in our bottom line. Yet, despite our disappointing earnings for the year, 2001 can still be categorized as a year of progress for Dow. A year in which we completed the Union Carbide merger and created the momentum that will allow us to accelerate out of this trough and create new levels of peak earnings.



Michael D. Parker, President and CEO

Our 2001 results tell the story of the difficult business environment. An unprecedented spike in natural gas costs early in the year, the very deep and prolonged manufacturing recession in the United States, severe economic slowdowns in other parts of the globe, extremely weak industry fundamentals, and the volatile geopolitical situation brought on by the tragic events of September 11—all led to lower prices, weaker volume and severely compressed margins. During the year, price declines totaled $1.6 billion and, by the fourth quarter, we were operating at just 73 percent of our total capacity. Sales for 2001 decreased 6 percent to $27.8 billion. Excluding unusual items, earnings before interest and taxes fell to $1.3 billion and earnings per share declined to $0.52.

Throughout the year, our stock price showed relative resilience. When combined with our dividend—which increased 15.5 percent in the second quarter of the year—our stock provided our owners with a total return that beat the S&P 500. Unfortunately, as we entered 2002, our stock fell victim to concerns about asbestos liability related largely to Union Carbide's former business activities. These concerns are understandable. However, we are confident that they will ultimately prove to be unwarranted. Our confidence stems from a number of factors, ranging from Carbide's successful 30-year history in managing asbestos claims to Carbide's substantial insurance coverage from multiple, high-quality carriers.

We will manage this issue aggressively, both inside and outside the courtroom. We are mounting a vigorous legal strategy buttressed by Dow's extensive legal expertise and experience, while at the same time participating in efforts to bring about a fair and just legislative solution. We will not, however, allow this issue to deter us from our primary task—building a better and a bigger company, capable of maximizing long-term shareholder value.

Getting Better

Dow people approached this difficult year with a characteristic "can-do" spirit that echoes Dow's resilience. With the added challenge of integrating the largest merger in our history, at the very depths of the industry cycle, our employees surpassed both our cost synergy and Six Sigma goals for 2001, demonstrating why we list our people at the top of our long roster of competitive strengths. As a result of their focus and discipline, we are further cementing our low-cost-to-serve position. The full bottom-line benefits of our synergy capture and Six Sigma efforts are being masked by the current severe trough conditions. But, as the economic climate improves, their value-creating power will become evident.

Capturing Synergies

Our integration of Union Carbide is progressing exceptionally well. With just three full quarters under our belts, we surpassed our Year One goal of capturing $650 million in cost synergies. We are well on our way to delivering, ahead of schedule, our target of $1.1 billion in cost synergies.

We are on track to meet our integration plans by the end of 2002 for our slate of smaller, performance-oriented acquisitions which will net us an additional $230 million of cost synergies.

Heading into 2002, we will continue to focus on integration, ensuring that we realize the full value of our investments. Our ability to do so is rooted in our integration strategy. We are not just eliminating duplication; we are replicating our streamlined, global business model with its global work processes, leveraged functions and integrated information technology systems. We are also focusing on the all-important people issues, ensuring everyone—whether staying or leaving—is treated with dignity and respect, thus ensuring we have a motivated workforce to run our newly integrated company. The very fact that we turned in our best safety performance ever in 2001 is testament to our focus on people during these times of change.

"Our integration of Union Carbide is progressing exceptionally well. With just three full quarters under our belts, we surpassed our Year One goal of capturing $650 million in cost synergies. We are well on our way to delivering, ahead of schedule, our target of $1.1 billion in cost synergies."

Accelerating Six Sigma

We significantly ramped up our Six Sigma efforts, intensifying our focus on cost reduction. At the end of our second full year of implementation, we've trained 1,200 Black Belts—including over 100 employees who came to Dow through the Union Carbide merger, and who are using Six Sigma to accelerate the capture of cost synergies. We have 2,500 active projects, and more than 11,000 Dow people have actively participated in one or more projects. Our people are embracing not only the tools associated with Six Sigma, but also the mindset—approaching their work with an ever-greater intolerance for waste. As a result, we are halfway toward our Six Sigma goal of creating $1.5 billion in cumulative earnings before interest and taxes by the end of 2003.

Pursuing a Business-by-Business Approach

In addition to our integration and Six Sigma initiatives, we tightly controlled expenses—difficult in a year marked by the most significant merger and acquisition activity in our history. We brought expenses down by $107 million and tightly controlled capital spending. In doing so, however, we shunned standard issue enterprise-wide, one-size-fits-all reductions, preferring instead to take a more precise, fine-tuned, business-by-business approach to avoid damaging long-term value creation.

As a result of the significant cost reductions we undertook throughout the 90s, racking up productivity gains of 10 percent per year and taking out structural costs totaling $2.4 billion, our overall organization is in good shape. We are now able to take a business-by-business approach, effectively responding to the unique marketplace dynamics impacting each of our global businesses—including the forces of competition, consolidation and commoditization. We firmly believe decisions made closer to the marketplace are wiser. Our business leaders have responded to the challenge, as is evidenced by the asset-related announcements from our Polyurethanes business geared at optimizing production and competitiveness.

Getting Better and Bigger

"Our sights are set on creating value growth at rates that exceed our industry's average. We'll do so in a variety of ways, including expanding our established businesses, generating value from our mergers and acquisitions and creating totally new businesses."

Our sights are set on creating value growth at rates that exceed our industry's average. We'll do so in a variety of ways, including expanding our established businesses, generating value from our mergers and acquisitions and creating totally new businesses. Our focus on becoming ever better and bigger is defined by our tough slate of financial objectives across the cycle which drive us to:

- Generate a return on equity of 20 percent.
- Return 3 percent above our cost of capital.
- Earn our cost of capital at the trough.
- Grow earnings per share by 10 percent per year.

Despite the difficulties of 2001, we continue to close in on achieving all but the toughest of these—earning the cost of capital at the trough—a goal made impossible by the challenge of integrating Union Carbide and our other acquisitions in severe trough conditions. We are convinced, however, that the long-term value creation is well worth the short-term impact of our acquisition activity. As we fully realize the substantial cost synergies, we will be back on track to achieve even our toughest of objectives.

Emerging Value Growth Opportunities

The Union Carbide merger has led to important new value growth opportunities. A terrific example is *UCAR* Emulsion Systems, a high-value specialty business that makes latexes and emulsions for paints, coatings and other applications. The combination of Dow's streamlined global business model and Carbide's market knowledge and technology has enhanced value creation and triggered growth opportunities that will make this a powerful addition to our Performance Chemicals portfolio. We're working on other similar growth synergies in areas such as personal care products and biocides.

We're also building on our breakthrough scientific advances. At Dow AgroSciences, for example, spinosad and *Sentricon* Termite Colony Elimination System, both Green Chemistry Challenge Award recipients, contributed to higher sales despite a global slowdown in the agricultural industry. And, our newly created electronics growth platform is poised to become a one-billion-dollar business at maturity on the strength of *SiLK* semiconductor resins which make smaller, faster chips possible, and pLED, a light-emitting polymer which allows for brighter, more energy-efficient displays for laptops, PDAs and cell phones.

Farther out on the horizon, our scientists are working on promising new developments such as nano-scale alpha particle generators for the treatment of certain types of cancer. A potential breakthrough, these particle generators target only malignant cells and could represent a step-change in treatment options.

Looking Forward: 2002 and Beyond

Entering 2002, we do not expect to get much relief from the severe industry conditions we faced in 2001. Monetary and fiscal stimulus in the United States should help demand pick up as the year progresses, and the rest of the world should follow. But with the global chemical industry operating at rates of less than 80 percent of total capacity, it will take a number of consecutive quarters of increased demand before we see significant margin expansion. Despite this, we are confident we will turn in higher year-over-year earnings and begin to slowly emerge from this very deep industry trough.

We will continue to work diligently on enhancing our tremendous upside potential—successfully completing the integration of Carbide and our other acquisitions, harnessing the power of Six Sigma, and seeking innovative new business opportunities based on our leading-edge science and technology. As we do, we will be guided by our quest for Business Excellence, honing our business-by-business approach and intensely focusing on the marketplace and the customer. Fortifying our efforts, we'll begin implementing our comprehensive People Strategy, ensuring we continue to develop the very source of the competitiveness that makes us strong today, and the innovation that will build our future—our people. We'll also continue to integrate the principles of Sustainable Development into our businesses. Sustainable Development, with its Triple Bottom Line of Economic Prosperity, Environmental Stewardship and Corporate Social Responsibility, is key to our future success. In the short term, it will allow us to meet our stakeholders' expectations and continue to earn our license to operate. In the longer term, it will inspire us to develop a new portfolio of valuable solutions, ensuring our future long past the next cycle.

As a result of our strategic efforts, you can expect Dow to reach new levels of peak earnings over the coming years, creating a better and a bigger company truly capable of maximizing long-term shareholder value.

Sincerely,



Michael D. Parker
President and Chief Executive Officer

February 13, 2002

"We will continue to work diligently on enhancing our tremendous upside potential—successfully completing the integration of Carbide and our other acquisitions, harnessing the power of Six Sigma, and seeking innovative new business opportunities based on our leading-edge science and technology."

"We have developed a new proprietary technology that is enabling our customers to effectively incorporate difficult-to-formulate ingredients to create entirely new—and better—personal care products. By understanding the customer needs and integrating our technology and know-how, we are able to transform new ideas and difficult-to-make products into reality."

Carlos Nuila,
Global Research & Development Director, Epoxy Products and Intermediates





"Applying science and technology to solve problems is much more than smart business—it can truly make a difference in the world. Our efforts range from a promising new technology that could significantly reduce automobile emissions in the future to a new class of materials that can transform light wavelengths for use in next-generation medical diagnostics."

Dr. Che-I Kao,
Dow Fellow and Chief Scientist

The Power of People: Unleashing Our Imagination

Human progress is fueled by the ability to imagine a better way. At Dow, we continually invest in our people—the source of our innovation and competitiveness—who strive each day to find new products and technologies that will significantly enhance and improve everyday living.

Dow's work with a leading computer company led to the development and production of a rugged plastic enclosure that protects handheld computers indoors and out.

A new Dow technology could aid in the treatment of cancer by better targeting and destroying cancerous cells while leaving healthy cells intact. This technology would allow medical professionals to create cancer "smart bombs" and revolutionize treatment options.

These are only two of the many ways in which Dow people are bringing new solutions to the industries we serve—from medicine and electronics to water purification and transportation.

We believe that recruiting and retaining the best people, as well as providing continued career development and educational opportunities, are key to spurring and sustaining this kind of innovation. That's why we work to ensure that Dow people have the tools, skills and freedom they need to succeed. A case in point is Dow's breakthrough web-based training system called *learn@dow.now*. This award-winning system offers employees an on-line option for continuing education with the flexibility and efficiency inherent in electronic learning. In 2001 alone, more than 315,000 courses were completed by Dow employees, generating a cost-to-train savings of more than $45 million.

This desire to continuously improve themselves and the world around them is what drives Dow people to take on new challenges each day and, ultimately, to make a difference in the lives of others.


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Our people are continuously finding new and better ways to do things such as designing, engineering and producing this rugged plastic case to protect handheld electronic devices.



Dow's global work processes, business models and reporting systems help keep our 50,000 employees connected and aligned every day - enabling faster decision making and world-class implementation.

Value: The Result of Business Excellence

Success requires constant commitment to the bottom line. In this era of increased competitive pressure in a global economy, the critical components for long-term success are speed, flexibility and operational excellence.

One of Dow's greatest strengths is its powerful portfolio. Dow is the world's largest producer with a global low-cost advantage in a wide range of chemicals and plastics. Continued operational improvements and a disciplined merger and acquisition strategy have helped cement our leadership position in the markets we serve.

But simply being the leader isn't good enough. Building on a strong foundation, we are striving to achieve higher levels of Business Excellence. Dow has embedded a rigorous value-based discipline and a sustainable mindset into each of its businesses. In addition, we have put in place global technology solutions and work processes that allow faster and more effective enterprise-wide decision making. The end result is a company that is positioned to achieve unprecedented levels of efficiency, alignment, operational excellence and growth.

Six Sigma plays a major role in Dow's quest for Business Excellence and we have embraced it in virtually all aspects of our business. Six Sigma—including Design for Six Sigma—represents not only a quality process or a tool, but rather a mindset in the way we solve problems and operate our businesses. And it is working—delivering bottom-line benefits through improved plant operations, reductions in working capital and faster product development.

As we drive forward, a clear focus on Business Excellence will be key to Dow's continued growth and success.



"Dow is employing Design for Six Sigma tools to develop a competitively advantaged production facility for Methocel *cellulose ethers in Stade, Germany. In addition to reducing operating costs by $520,000 annually, the new facility will provide the ability to meet customer needs for special batch sizes and high levels of product uniformity, as well as meet or exceed customer expectations of product quality."*

Gabriele Weingart, Senior Production Specialist, Water Soluble Polymers

"In inventory management, effective forecasting and rapidly turning inventory are essential. Utilizing Six Sigma, we have generated significant capital savings at our systems houses in Italy, Germany, Brazil and China, and we are successfully leveraging these best practices across other Dow businesses as well."

Kemal Önen, Six Sigma Black Belt, Integrated Supply Chain, Polyurethane Systems



Innovation: Focus on the Customer

"E-commerce has really opened up new avenues for Dow and its customers. In 2001, more than 30 percent of Dow's Latin America revenues were from customers placing their orders directly using e-channels. This rapid adoption reflects the power and customer interest in doing business electronically."

Gonzalo Barquero, Latin America Commercial Director, Polystyrene and Engineering Plastics businesses





"Working closely with Michelin, Dow will provide a key inner support component of the PAX™ *System.* PAX *is an integrated tire/wheel system, providing run-flat mobility. For Dow, it's an opportunity to apply our chemistry and process know-how to help meet a market need. For consumers, it provides increased convenience, security and mobility when a flat tire occurs."*

Greg McDaniel, Director, New Business Development, Polyurethanes

Being a leader requires constant innovation in every aspect of our business—from advances in new product research to breakthroughs in e-business, from enhancements in global work processes to gains in customer loyalty.

Customers are firmly at the center of Dow's focus on innovation. Technology has allowed us to better organize people, processes and systems around customers, delivering significant advances in the speed, quality and breadth of information available. Whether a customer is located in a major metropolitan area or a remote location, needs to order product or track a shipment, we are committed to making it easy to do business with Dow.

The benefits of this advanced connectivity can be seen with *myaccount@dow*, a secure on-line environment for customer transactions and support. Thousands of customers around the globe have access to the service, with usage rising 10 percent every month since January 2001. This means instant, self-service access to transactional data, shipment information and on-line literature.

This same customer focus—combined with a consumer markets mindset—drives Dow's research and development efforts.

Our close collaboration with leading automakers resulted in a new polypropylene foam that enhances passenger safety by absorbing 20 percent to 30 percent more impact energy than conventional materials in the same space.

Dow's work with the electronics industry led to a new light-emitting polymer capable of producing high quality streaming video superior to traditional liquid crystal displays. It allows for more vibrant and energy-efficient flat panel displays in cell phones, computer monitors and televisions.

Working hand in hand with customers ensures that new innovations are as successful in the "real world" as they are in the lab.



Advances such as light-emitting polymers are helping to revolutionize electronics by making displays brighter and more compact.



With a deep commitment to the principles of Sustainable Development, our employees work to make a difference in their communities and in the world.

Dow: Nurturing Our Communities and Investing in Our Future

Dow is dedicated to the principles of Sustainable Development, believing that we can *and must* excel in balancing Economic Prosperity with Corporate Social Responsibility and Environmental Stewardship. We publicly report our progress against measurable standards and remain committed to an Environmental Health and Safety "Vision of Zero"—no accidents, no injuries and no harm to the environment. And Dow's efforts are being recognized, from the American Chemistry Council's *Responsible Care* Leadership Award to a top ranking by the Dow Jones Sustainability Group Index.

Dow takes seriously its responsibilities as a corporate citizen. In the communities where we operate, this means working to ensure the safety of our operations, earning the trust of our neighbors and taking a leadership role to meet local needs. Community Advisory Panels, which Dow has established at all of its major facilities, help to keep the channels of communication open. Whether it's funding education programs in South America, preserving a bird sanctuary in Taiwan, or supporting a Habitat for Humanity homebuilding project in Korea, Dow and its people take pride in community leadership.

Dow brought this same kind of commitment to the Kanawha Valley in West Virginia following the Union Carbide merger—helping fund a new arts center, supporting renovation of the local library and contributing to local charities. When duplicate jobs needed to be eliminated, Dow worked proactively with existing suppliers and government officials to minimize the impact and bring more than 500 new technical and engineering jobs to the area.

Helping take care of our communities and serving our global neighbors is nothing new for Dow. In 2001, we celebrated forty years of helping to purify drinking water from the ocean. Today, Dow is taking the lead in recycling programs for carpet backings and finding ways to make plastics and chemicals from a renewable crop-based resource using plant-oil technology.

For us, being a responsible corporate citizen is much more than an initiative. It is a way of life.



"Dow's $1.2 million grant to aid Sustainable Development in Tanzania is much more than simply planting trees. It is helping teach current and future generations how to preserve our natural resources."

Barbara Gothard-Thompson, Global Leader, External Affairs

"After the Union Carbide merger, no one here really knew what to expect. But Dow quickly demonstrated how a world-class company should act. Dow's focus has been clear from the onset—to truly become an integral part of our community."

Mike Agee, Business Development Leader, West Virginia Operations



Despite the many challenges of 2001, Dow continued to implement its strategy by taking significant steps to further its position as an industry leader. The year was marked by an industry-redefining merger, as well as other strategic portfolio investments, and by advances in productivity, sustainability and e-business. Following are some highlights:

1st Quarter

- Dow completes historic Union Carbide merger
- Dow declares pro-rata dividends, marking the company's 357th and 358th consecutive cash dividends
- Dow Automotive acquires remaining interest in Gurit-Essex AG
- Dow acquires 80 percent of Pacific Epoxy Co., Ltd. in the Republic of Korea
- Dow agrees to acquire EniChem's polyurethanes business
- Dow announces plans to acquire Ascot Plc, a United Kingdom-based custom manufacturer of specialty and fine chemicals
- Dow agrees to acquire former Basell polypropylene plant in Germany
- Michelin and Dow sign *PAX* System supply agreement for innovative tire/wheel system project
- Dow Automotive honored as a finalist in *Automotive News'* PACE Awards for *Strandfoam* polypropylene foam



2nd Quarter

- Dow increases dividend 15.5 percent, declares 359th consecutive cash dividend
- Dow reports rapid progress in Union Carbide merger, raises cost synergy target to $1.1 billion
- Dow releases its Public Report—2000 Results highlighting the company's progress in sustainable business
- Dow holds 104th Annual Meeting of Stockholders
- Salomon Smith Barney recognizes Dow's advancements in information technology with CIO of the Year honors
- Dow makes $1.2 million grant to aid sustainable development effort in Tanzania
- Dow acquires majority of the Manitoba, Canada, assets of Isobord Enterprises, Inc., to enter biocomposite wood-replacement panels business
- Dow AgroSciences completes acquisition of Rohm and Haas Company's agricultural chemicals business
- Dow unveils DowNET, the world's first global Voice-over Internet Protocol communications network, being developed with leading information technology (IT) providers
- Dow completes first global ERP-integrated buy/sell transaction via Elemica
- Dow re-enters Japanese capital markets by issuing a JPY 30 billion, 5-year Samurai bond

DOWNET



Dow employees participate in many Habitat for Humanity homebuilding projects around the world, including the Jimmy Carter Work Project 2001 in Korea.

3rd Quarter

- Dow receives second consecutive CIO 100 award for its broad range of IT and e-business initiatives that generate value for customers and shareholders
- Dow finalizes purchase of the assets of the Celotex Corporation's rigid foam insulation business
- Dow earns R&D 100 Awards from *R&D Magazine* for *Inspire* performance polymers and *Strandfoam* polypropylene foam
- Dow re-enters European capital markets by pricing a EUR 600 million, 5-year bond
- Dow announces 360th consecutive cash dividend
- Dow forms business unit, Inclosia Solutions, to provide innovative enclosures to electronics industry
- Dow receives grant from U.S. Department of Energy for research on making plastics and chemicals from renewable plant oils
- Performance Chemicals forms new business unit, Custom and Fine Chemicals, to provide value-added solutions and services to pharmaceutical, specialty chemical and agricultural chemical producers

The CIO 100
HONOREE
2001

4th Quarter

- Dow declares 361st consecutive cash dividend
- Dow marks second anniversary of *myaccount@dow*
- Dow receives 2001 *Responsible Care* Leadership Award from the American Chemistry Council
- Dow celebrates 10th anniversary of its Corporate Environmental Advisory Council (CEAC)
- Dow AgroSciences acquires remaining interest in RohMid from BASF
- 2001 Dow Jones Sustainability Group Index ranks Dow as global industry leader
- Dow commits $2 million and *Styrofoam* brand insulation to Habitat for Humanity
- The Royal Society of Chemistry in the United Kingdom presents Dow subsidiary Chirotech Technology Limited with 2001 Industrial Innovation Team Award
- Dow and Reichhold, Inc. form joint venture to create world's largest specialty latex company
- Dow purchases Reichhold, Inc.'s paper and carpet latex businesses
- Dow employees and contractors achieve all-time best safety performance—Injury and Illness Rate drops 18 percent from 2000 to reach a Dow historical low of 0.85 incidents per 200,000 work hours

myaccount@dow
Our world revolves around the customer.

Responsible Care®
Good Chemistry at Work

Member of Dow Jones Sustainability Indexes

Dow is a leading science and technology company that provides innovative chemical, plastic and agricultural products and services to many essential consumer markets. In 2001, Dow had annual sales of $28 billion and employed more than 50,000 people. The Company serves customers in more than 170 countries and a wide range of markets that are vital to human progress, including food, transportation, health and medicine, personal and home care, and building and construction, among others. The Company has 208 manufacturing sites in 38 countries and supplies more than 3,200 products grouped within the operating segments listed on the following pages. The Corporate Profile is an integral part of Note R to the Financial Statements.

Performance Plastics

Applications: automotive interiors, exteriors, chassis/powertrain and body engineered systems • building and construction, thermal and acoustic insulation, roofing • communications technology, telecommunication cables, electrical and electronic connectors • computer housings and accessories • footwear • home and office furnishings: appliance insulation, mattresses, carpeting, flooring, furniture padding, office furniture • packaging, food and beverage containers, protective packaging • sports and recreation equipment • wire and cable, including power utility and telecommunications



Dow Automotive delivers innovative solutions for automotive interior, exterior, chassis/powertrain and body engineered systems applications. As a leading global supplier of resins, engineering plastic materials, fluids, adhesives, sealants, structural enhancements and thermal and acoustical management solutions, Dow Automotive has been recognized for its automotive components and systems. It also provides research and development, design expertise and advanced engineering.

Products: *Betabrace* reinforcing composites, *Betadamp* acoustical damping systems, *Betafoam* NVH and structural foams, *Betaguard* sealants, *Betamate* structural adhesives, *Betaseal* glass bonding systems, *Calibre* polycarbonate resins, Injection-molded dashmats and underhood barriers, *Integral* adhesive film, *Magnum* ABS resins, Polypropylene resins, *Pulse* engineering resins, *Questra* crystalline polymers, *Retain* recycle content resins, *Spectrim* reaction moldable polymers, *Strandfoam* polypropylene foam, *Vydyne*® nylon resins

Engineering Plastics business offers one of the broadest ranges of engineering polymers and compounds of any global plastics supplier. Dow's Engineering Plastics business complements its product portfolio with technical and commercial capabilities to develop solutions that deliver improved economics and performance to its customers.

Products: *Amplify* thermoplastic alloys, *Calibre* polycarbonate resins, *Emerge* advanced resins, *Fulcrum* thermoplastic composite technology, *Inspire* performance polymers, *Isoplast* engineering thermoplastic polyurethane resins, *Magnum* ABS resins, *Pellethane* thermoplastic polyurethane elastomers, *Prevail* engineering thermoplastic resins, *Pulse* engineering resins, *Questra* crystalline polymers, *Tyril* SAN resins, *Vydyne* nylon resins

Epoxy Products and Intermediates business manufactures a variety of basic epoxy products, as well as intermediates used by other major epoxy producers. Dow is a leading global producer of basic epoxy products, supported by high-quality raw materials, technical service and production capabilities.

Products: Acetone, Acrylic monomers, Allyl chloride, Bisphenol A, *Blox* thermoplastic resins, *D.E.H.* epoxy catalyst resins, *D.E.N.* epoxy novolac resins, *D.E.R.* epoxy resins (liquids, solids and solutions), *Derakane* and *Derakane Momentum* epoxy vinyl ester resins, Epichlorohydrin, *Optim* glycerine, Phenol

Fabricated Products business manufactures and markets an extensive line of plastic film and foam products. Fabricated Products sets the competitive standard by creating high-performance solutions in industries ranging from packaging and construction to telecommunications, automotive and medical.

Products: *Covelle* HF weldable polyolefin film, *Dow* backing layer film, *Envision* custom foam laminates, *Ethafoam* polyethylene foam, *Immotus* acoustic panels, *Instill* vacuum insulation core, *Integral* adhesive film, *Lamdex* polyolefin foam, *Opticite* label film, Polypropylene foam, *Procite* window envelope film, *Quash* sound management foam, *Saranex* barrier medical film, *Styrofoam* brand products, *Synergy* soft touch foam, *Tanklite* protective insulation, *Trenchcoat* protective film, *Trycite* polystyrene film, *Trymer* polyisocyanurate foam, *Zetabon* coated metal cable armor

Polyurethanes and Polyurethane Systems businesses are leading global producers of polyurethane raw materials, polyurethanes and systems. Differentiated by their ability to globally supply a high-quality, consistent and complete product range, these businesses emphasize both existing and new business developments while facilitating customer success with a global market and technology network.

Products: *The Enhancer* and *Lifespan* carpet backings; *Great Stuff* polyurethane foam sealant; *Insta-stik* roofing adhesive; *Intacta* performance polymers; *Isonate* pure and modified methylene diphenyl diisocyanate (MDI); *Papi* polymeric MDI; Propylene glycol; Propylene oxide; *Syntegra* polyurethane dispersions; *Voracor*, *Voralast* and *Voralux* polyurethane systems; *Voranate* toluene diisocyanate; *Voranol* and *Voranol Voractiv* polyether and copolymer polyols; *Woodstalk* agrifiber composite panels

Technology Licensing and Catalysts business includes licensing of *Unipol* polypropylene process, as well as licensing and development of new polyethylene technologies, which are handled through Univation Technologies, LLC, a 50:50 joint venture. It also includes UOP LLC, a 50:50 joint venture. UOP is a worldwide supplier of process technology, catalysts, molecular sieves and adsorbents to the petrochemical and gas processing industries. Additionally, this business licenses the world's leading technologies for the production of ethylene oxide, ethylene glycol and oxo alcohols, and supplies related catalysts.

Products: *LP Oxo* process, *Meteor* process, *Shac* catalysts, *UCAT* catalysts, *Unipol* process

Wire & Cable Compounds business is the leading global producer of a variety of performance polyolefin products that are marketed worldwide for wire and cable applications. Chief among these are polyolefin-based compounds for high-performance insulation, semiconductives and jacketing systems for power distribution, telecommunications and flame-retardant wire and cable.

Products: *Redi-Link* polyethylene, *Si-Link* crosslinkable polyethylene, *Unigard* HP high-performance flame-retardant compounds, *Unigard* RE reduced emissions flame-retardant compounds, *Unipurge* purging compounds, Wire and cable insulation and jacketing compounds

Performance Chemicals

Applications: agricultural and pharmaceutical products and processing • building materials • chemical processing and intermediates • food processing and ingredients • household products • paints, coatings, inks, adhesives, lubricants • personal care products • pulp and paper manufacturing, coated paper and paperboard • textiles and carpet • water purification

Custom and Fine Chemicals business provides products and services to other specialty chemical, pharmaceutical, biopharmaceutical and agricultural chemical producers, and also produces fine chemicals for household paints and various other applications.

Products: Basic nitroparaffins and nitroparaffin-based specialty chemicals of ANGUS Chemical Company; Fine and specialty chemicals from Chirotech Technology Limited, Mitchell Cotts, and Haltermann Products; Contract manufacturing services



Emulsion Polymers business is the world's largest supplier of synthetic latex and the most globally diverse of the styrene-butadiene latex suppliers. Dow is the largest supplier of latex for coating paper and paperboard used in magazines, catalogues and food packaging. Dow is also the world's largest supplier of latexes used in carpet production.

Products: Acrylic latex, Butadiene-vinylidene latex, Polystyrene latex, Styrene-acrylate latex, Styrene-butadiene latex



Industrial Chemicals business provides products used as functional ingredients or processing aids in the manufacture of a diverse range of products. Dow's surfactants and biocides businesses provide value-added ingredients for household and personal care products.

Products: Biocides; *Carbowax* polyethylene glycols and methoxypolyethylene glycols; Diphenyloxide; *Dow* polypropylene glycols; *Dowfax*, *Hamposyl*, *Tergitol* and *Triton* surfactants; *Dowtherm*, *Syltherm* and *Ucartherm* heat transfer fluids; *UCAR* deicing fluids; *UCON* fluids; *Versene* chelating agents

Oxide Derivatives business is the world's largest supplier of glycol ethers and amines to a diverse set of market applications including coatings, household products, gas treating and agricultural products.

Products: Alkyl alkanolamines, Ethanolamines, Ethylene oxide- and propylene oxide-based glycol ethers, Ethyleneamines, Isopropanolamines

Specialty Polymers business is a diverse portfolio serving numerous markets. The largest unit, Liquid Separations, uses several technologies to separate dissolved minerals and organics from water, making purer water for human and industrial uses.

Products: Acrolein derivatives; Acrylic acid/Acrylic esters; *Cyracure* cycloaliphatic epoxides; *Daxad* dispersants; *Dowex* ion exchange resins; *Drytech* superabsorbent polymers; Epoxidized vegetable oils; *FilmTec* membranes; Glycine; Peroxymerics; Polyvinyl acetate resins; Quaternaries; Redispersible polymer powders; Solution vinyl resins; Specialty monomers; Sulfur derivative compounds; Surface sizing polymers; *Tone* polyols, polymers and monomers

***UCAR* Emulsion Systems** is a leading global supplier of water-based emulsions used as key components in decorative and industrial paints, adhesives, textile products, and construction products such as caulks and sealants. These products allow customers to formulate more environmentally friendly products that contain less or no solvent.

Products: *Neocar* branched vinyl ester latexes; *Polyphobe* rheology modifiers; *UCAR* all-acrylic, styrene-acrylic and vinyl acrylic latexes

Water Soluble Polymers business provides a portfolio of high-value, multifunctional ingredients used to enhance the physical and sensory properties of end products in a wide range of applications including food, pharmaceuticals, oilfield, paints and coatings, personal care, building and construction, and many other specialty applications.

Products: *Amerchol* mixtures, *Cellosize* hydroxyethyl cellulose, *Ethocel* ethylcellulose resins, *Methocel* cellulose ethers, *Polyox* water-soluble resins

Agricultural Products

Applications: control of weeds, insects and diseases in plants • seeds • traits (genes) for crops and agriculture • urban pest management

Dow AgroSciences LLC is a global leader in providing pest management and agricultural and crop biotechnology products. The business develops, manufactures and markets products for crop production; weed, insect and plant disease management; and industrial and commercial pest management. Dow AgroSciences is building a leading plant genetics and biotechnology business in crop seeds and traits for seeds through strategic acquisitions, alliances and research agreements, as well as internal research.

Products: Acetochlor herbicide products, *Clincher* herbicide, *Dithane* fungicide, *Dursban* and *Lorsban* insecticides, *FirstRate* herbicide, *Fortress* fungicide, *Garlon* herbicide, *Glyphomax* herbicide, *Grandstand* herbicide, *Lontrel* herbicide, *Mustang* herbicide, *Mycogen* Seeds, *PhytoGen* cottonseeds, *Sentricon* Termite Colony Elimination System, *Spider* herbicide, *Starane* herbicide, *Stinger* herbicide, *Strongarm* herbicide, *Telone* soil fumigant, *Tordon* herbicide, *Tracer Naturalyte* insect control, *Treflan* herbicide, *Vikane* structural fumigant



Plastics

Applications: appliances and appliance housings • agricultural films • automotive parts and trim • beverage bottles • building and construction • consumer electronics • consumer goods • disposable diaper liners • fibers • films, bags and packaging for food and consumer products • flexible and rigid packaging • health and hygiene films and nonwovens • housewares • industrial films and foams • information technology • oil tanks and road equipment • toys, playground equipment and recreational products • wire and cable



Polyethylene business supplies polyethylene-based solutions through sustainable product differentiation. Dow is the world's leading producer of polyethylene resins, one of the most versatile plastic materials. DuPont Dow Elastomers LLC is a 50:50 joint venture that leverages *Insite* Technology, Dow's proprietary catalyst and process technology, into elastomeric products.

Products: *Affinity* polyolefin plastomers; *Aspun* fiber grade resins; *Attane* ultra low density polyethylene resins; *Dowlex* polyethylene resins; *Elite* enhanced polyethylene resins; *Flexomer* very low density polyethylene resins; High density polyethylene resins (HDPE), including *Unival* HDPE; Low density polyethylene resins (LDPE); *Primacor* copolymers; *Saran* barrier resins and films; *Tuflin* linear low density polyethylene (LLDPE) resins

Polypropylene business is leveraging Dow's innovative manufacturing technology, research and product development expertise to become a major global polypropylene supplier.

Products: Homopolymer polypropylene resins, Impact copolymer polypropylene resins, *Inspire* performance polymers, Random copolymer polypropylene resins

Polystyrene business, the global leader in the production of polystyrene resins, is uniquely positioned with geographic breadth and broad industry experience to meet a diverse range of customer needs. By implementing breakthrough proprietary technology, Dow continues to improve efficiencies and product performance.

Products: *Styron A-Tech* advanced polystyrene resins, *Styron* general purpose polystyrene resins, *Styron* high-impact polystyrene resins, *Styron* ignition-resistant polystyrene resins



The Plastics segment also includes polybutadiene rubber, polyethylene terephthalate (PET), purified terephthalic acid (PTA), styrene-butadiene rubber and several specialty resins, as well as a new family of thermoplastic polymers with unique properties, ethylene styrene interpolymers, which were developed from *Insite* Technology.

Chemicals

Applications: alumina • automotive antifreeze, coolant systems • carpet and textiles • chemical processing • dry cleaning • dust control • household cleaners and plastic products • inks • metal cleaning • packaging, food and beverage containers, protective packaging • paints, coatings and adhesives • personal care products • petroleum refining • pharmaceuticals, agricultural products • plastic pipe • pulp and paper manufacturing • snow and ice control • soaps and detergents • water treatment



Core Chemicals business is a leading global producer of each of its basic chemical products, which are sold to many industries worldwide and also serve as key raw materials in the production of a variety of Dow's performance and plastics products.

Products: Acids, Alcohols, Aldehydes, Carbon tetrachloride, Caustic soda, Chlorine, Chloroform, *Dowflake* calcium chloride, *Dowper* dry cleaning solvent, Esters, Ethylene dichloride (EDC), *Liquidow* liquid calcium chloride, Magnesium hydroxide, *Maxicheck* procedure for testing the strength of reagents, *Maxistab* stabilizers for chlorinated solvents, Methyl chloride, Methylene chloride, *Peladow* calcium chloride pellets, Perchloroethylene, *Safe-Tainer* closed-loop delivery system, Trichloroethylene, Vinyl acetate monomer (VAM), Vinyl chloride monomer (VCM)

Ethylene Oxide/Ethylene Glycol business is the world's leading producer of ethylene oxide, used primarily for internal consumption, and ethylene glycol, which is sold for use in polyester fiber, PET for food and beverage applications, polyester film and antifreeze.

Products: Ethylene glycol (EG), Ethylene oxide (EO)

Hydrocarbons and Energy

Applications: polymer and chemical production • power

Hydrocarbons and Energy business encompasses the procurement of fuels, natural gas liquids and crude oil-based raw materials, as well as the supply of monomers, power and steam for use in Dow's global operations. Dow is the world leader in the production of olefins and styrene.

Products: Benzene; Butadiene; Butylene; Cumene; Ethylene; Propylene; Styrene; Power, steam and other utilities

Growth Platforms business includes advanced electronic materials, industrial biotechnology and new developments with a focus on identifying and pursuing emerging commercial and technology opportunities. The results for Growth Platforms, as well as Cargill Dow LLC and Dow Corning Corporation, both of which are 50:50 joint ventures, and venture capital are included in Unallocated and Other.



Corporate Operating Board



Dow's Corporate Operating Board (COB) is comprised of the Business Group Presidents, the *Corporate Vice Presidents* and the chair of the Global Geographic Council. Mike Parker, president and CEO, chairs the COB.

The COB is responsible for establishing and implementing all aspects of Dow's strategic direction.

Members of the COB are as follows:

First Row (left to right)

J. Pedro Reinhard, Executive Vice President and Chief Financial Officer

Michael D. Parker, President and Chief Executive Officer

Arnold A. Allemang, Executive Vice President, Operations

Richard M. Gross, Corporate Vice President, Research and Development

Second Row (left to right)

Ed F. Gambrell, Business Group President (Dow Automotive, Growth Platforms); and responsibility for Sales and Marketing

A. Charles Fischer, President and CEO, Dow AgroSciences

Robert L. Wood, Business Group President (Epoxy Products and Intermediates, Polyurethanes, Polyurethane Systems)

Theo Walthie, Business Group President (Hydrocarbons and Energy, Ethylene Oxide/Ethylene Glycol)

David E. Kepler, *Corporate Vice President,* Electronic Business, and Chief Information Officer

Lee P. McMaster, Business Group President (Core Chemicals, Environmental Operations, Technology Licensing and Catalysts)

Romeo Kreinberg, Business Group President (Ethylene Styrene Interpolymers, Polyethylene, Polypropylene, PET/PTA, Wire & Cable Compounds)

Luciano Respini, President, Dow Europe, Chairman of the Global Geographic Council

Kathleen M. Bader, Business Group President (Engineering Plastics, Fabricated Products, Polystyrene, Synthetic Rubber); and responsibility for Six Sigma

Andrew N. Liveris, Business Group President (Custom and Fine Chemicals, Emulsion Polymers, Industrial Chemicals, Oxide Derivatives, Specialty Polymers, *UCAR* Emulsion Systems, Water Soluble Polymers)

Lawrence J. Washington, Jr., *Vice President,* Environment, Health & Safety, Human Resources and Public Affairs

Richard L. Manetta, Corporate Vice President and General Counsel

---

Corporate Organization at March 1, 2002

Chairman of the Board
William S. Stavropoulos

Vice Chairman of the Board
Anthony J. Carbone

President and Chief Executive Officer
Michael D. Parker

Executive Vice President and Chief Financial Officer
J. Pedro Reinhard

Executive Vice President
Arnold A. Allemang

Corporate Vice President, Environment, Health & Safety, Human Resources and Public Affairs
Lawrence J. Washington, Jr.

Corporate Vice President, Research and Development
Richard M. Gross

Corporate Vice President, Electronic Business, and Chief Information Officer
David E. Kepler

Corporate Vice President and General Counsel
Richard L. Manetta

Vice President and Controller
Frank H. Brod

Vice President and Treasurer
Fernando Ruiz

Secretary of the Company
Tina S. Van Dam

Assistant Secretary
Charles J. Hahn

Corporate Auditor
Douglas J. Anderson

Board of Directors at March 1, 2002

Arnold A. Allemang
Executive Vice President
Director since 1996

Jacqueline K. Barton
Arthur and Marian Hanisch
Memorial Professor of Chemistry,
California Institute of Technology
Director since 1993

Anthony J. Carbone
Vice Chairman of the Board
and Senior Consultant
Director since 1995

J. Michael Cook
Retired Chairman/CEO
of Deloitte & Touche LLP
Director since 2000

John C. Danforth
Partner, Bryan Cave LLP
and Former U.S. Senator
Director since 1996

Willie D. Davis
President and Chief Executive Officer,
All Pro Broadcasting, Inc.
Director since 1988

Barbara Hackman Franklin
President and Chief Executive Officer,
Barbara Franklin Enterprises and
Former U.S. Secretary of Commerce
Director 1980–92 and 1993 to date

Allan D. Gilmour
Retired Vice Chairman,
Ford Motor Company
Director since 1995

Michael D. Parker
President and Chief
Executive Officer
Director since 1995

J. Pedro Reinhard
Executive Vice President and
Chief Financial Officer
Director since 1995

James M. Ringler
Vice Chairman of the Board,
Illinois Tool Works, Inc.
Director since 2001

Harold T. Shapiro
President Emeritus and
Professor of Economics and
Public Affairs, Princeton University
Director since 1985

William S. Stavropoulos
Chairman of the Board
Director since 1990

Paul G. Stern
Partner, Thayer Capital Partners
and Arlington Capital Partners
Director since 1992

Committees of the Board of Directors

Executive Committee
W.S. Stavropoulos, Chairman
A.A. Allemang
M.D. Parker
J.P. Reinhard

Audit Committee
B.H. Franklin, Chairman
J.C. Danforth
A.D. Gilmour
J.M. Ringler
H.T. Shapiro
P.G. Stern

Committee on Directors
W.D. Davis, Chairman
J.K. Barton
H.T. Shapiro
P.G. Stern

Compensation Committee
H.T. Shapiro, Chairman
J.K. Barton
J.M. Cook
W.D. Davis
B.H. Franklin
P.G. Stern

Environment, Health & Safety Committee
A.J. Carbone, Chairman
A.A. Allemang
J.K. Barton
A.D. Gilmour
M.D. Parker
P.G. Stern
R.M. Gross, *ex officio*
R.L. Manetta, *ex officio*
F. Ruiz, *ex officio*
S.L. Smolik, *ex officio*
L.J. Washington, Jr., *ex officio*

Finance Committee
J.P. Reinhard, Chairman
A.J. Carbone
J.M. Cook
A.D. Gilmour
M.D. Parker
W.S. Stavropoulos
F.H. Brod, *ex officio*
K.C. Fothergill, *ex officio*
C.J. Hahn, *ex officio*
F. Ruiz, *ex officio*

Public Interest Committee
J.C. Danforth, Chairman
J.M. Cook
W.D. Davis
B.H. Franklin
J.P. Reinhard
J.M. Ringler
H.T. Shapiro
W.S. Stavropoulos
R.W. Charlton, *ex officio*
T.S. Van Dam, *ex officio*
L.J. Washington, Jr., *ex officio*


Arnold A. Allemang


Jacqueline K. Barton


Anthony J. Carbone


J. Michael Cook


John C. Danforth


Willie D. Davis


Barbara H. Franklin


Allan D. Gilmour


Michael D. Parker


J. Pedro Reinhard


James M. Ringler


Harold T. Shapiro


William S. Stavropoulos


Paul G. Stern

2001 Financial Report

Management's Discussion and Analysis
of Financial Condition and Results of Operations 24
Management Statement of Responsibility 40
Independent Auditors' Report 40
Consolidated Statements of Income 41
Consolidated Balance Sheets 42
Consolidated Statements of Cash Flows 43
Consolidated Statements of Stockholders' Equity 44
Consolidated Statements of Comprehensive Income 45
Notes to the Consolidated Financial Statements 45
A. Summary of Significant Accounting Policies and Accounting Changes 45
B. Purchased In-Process Research and Development, Special Charges, and Merger-Related Expenses and Restructuring 48
C. Acquisitions and Divestitures 49
D. Income Taxes 51
E. Inventories 52
F. Significant Nonconsolidated Affiliates and Related Company Transactions 52
G. Property 53
H. Leased Property 53
I. Notes Payable, Long-Term Debt and Available Credit Facilities 53
J. Financial Instruments 54
K. Limited Partnership 56
L. Stockholders' Equity 56
M. Stock Compensation Plans 57
N. Employee Stock Ownership Plans and Redeemable Preferred Stock 58
O. Pension Plans and Other Postretirement Benefits 59
P. Commitments and Contingent Liabilities 61
Q. Supplementary Information 63
R. Operating Segments and Geographic Areas 64
S. Preferred Securities of Subsidiaries 66
Quarterly Statistics 67
Eleven-Year Review of Market Price Per Share of Common Stock 67
Eleven-Year Summary of Selected Financial Data 68

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of The Dow Chemical Company and its subsidiaries ("Dow" or the "Company"), which now includes Union Carbide Corporation ("Union Carbide"). This section covers the current performance and outlook of the Company and each of its operating segments. The forward-looking statements contained in this section and in other parts of this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission ("SEC"). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

INTRODUCTORY NOTE TO READERS

The accompanying consolidated financial statements of The Dow Chemical Company and its subsidiaries give retroactive effect to the merger of The Dow Chemical Company and Union Carbide, which was completed on February 6, 2001, and accounted for as a pooling of interests. Accordingly, the consolidated financial statements include the combined accounts of the two companies for all periods presented. See Note C to the Consolidated Financial Statements for additional information.

RESULTS OF OPERATIONS

The year 2001 proved to be a remarkably challenging year for Dow. Like other companies in the chemical industry, Dow experienced the most difficult industry conditions that have existed in many years. The tragic events that began on September 11 further eroded consumer confidence and dampened the outlook for the global economy. The Company's results for the year reflect the significant negative impact of these macroeconomic and industry conditions. In the face of these conditions, however, Dow continued its strategic direction of the past few years—substantially reducing costs, completing several acquisitions, accelerating the Six Sigma productivity program, and continuing to invest in research and development and value-growth initiatives. Foremost among the Company's actions in 2001 was the integration of Union Carbide following the completion of the merger on February 6, 2001. All of these actions are expected to significantly contribute to the Company's future earnings growth.

Dow's sales for 2001 were $27.8 billion, compared with $29.5 billion in 2000 and $25.9 billion in 1999. Sales declined in 2001 as selling prices fell 6 percent, or $1.6 billion, and volume remained relatively flat (see Sales Price and Volume table on page 30). Prices were lower in all operating segments, except Performance Chemicals, and across all geographic areas as the chemical industry experienced trough-level pricing of the business cycle. Although Dow completed several significant acquisitions in 2001, volume remained flat, reflecting the current economic environment. Volume improved substantially in Europe (due principally to the acquisitions of EniChem's polyurethanes business, Ascot Plc, the remaining 50 percent interest in Gurit-Essex AG, and Rohm and Haas Company's agricultural chemicals business) and slightly in Latin America and Asia Pacific, but was offset by declines in North America. Excluding acquisitions and divestitures, volume was down 3 percent.

Sales in the United States accounted for 42 percent of total sales in 2001, compared with 43 percent in 2000 and 44 percent in 1999. Sales and other information by operating segment and geographic area are provided in Note R to the Consolidated Financial Statements.

From all indications, 2002 will also be challenging. Industry and macroeconomic trends are expected to be similar to 2001, although improvement is expected during the course of the year, especially in the United States. Given the slow demand within the chemical industry, several quarters of volume growth are needed to absorb excess industry capacity before margins will improve. Therefore, the benefits of lower feedstock and energy costs are expected to be constrained by lower selling prices throughout much of 2002. Despite this, Dow expects improved results in 2002, through the Company's continued emphasis on cost control, management of working capital, and the realization of merger-related cost synergies.

PERFORMANCE PLASTICS

Performance Plastics sales decreased 5 percent to $7.3 billion in 2001, compared with $7.7 billion in 2000. Sales were $7.0 billion in 1999. Volume decreased 1 percent from 2000, while prices decreased 4 percent. Excluding acquisitions, volume was down 8 percent, reflecting weak industry demand. Sales in 2000 reflected an 8 percent volume gain while prices increased slightly versus 1999.

Earnings before Interest, Income Taxes and Minority Interests ("EBIT") were $643 million in 2001, compared with $1.0 billion in 2000 and $1.6 billion in 1999. EBIT decreased in 2001 due to softened demand across all geographic areas and intensified competitive price pressure. Profit margins were negatively impacted as lower prices more than offset lower feedstock costs. During 2000, EBIT decreased as higher feedstock costs and the negative impact of currency on sales in Europe more than offset volume growth, gains in local currency prices, and the favorable results of Six Sigma efforts. Results for 2000 included an unusual charge of $31 million from UOP LLC related primarily to losses associated with certain customer contracts coupled with restructuring charges. Results for this segment included favorable litigation settlements related to the licensing business of $50 million in 1999.

Performance Plastics—Sales (dollars in millions)


97 $7,201
98 $6,900
99 $7,031
00 $7,667
01 $7,321

Performance Plastics—EBIT (dollars in millions)


97 $1,679
98 $1,819
99 $1,578
00 $1,029
01 $643

Dow Automotive sales were up 21 percent from 2000 on a 19 percent increase in volume driven primarily by the acquisition of the remaining 50 percent of Gurit-Essex AG in January 2001. Excluding the impact of this acquisition, sales volume declined 13 percent from 2000, reflecting a drop in production by Dow Automotive's OEM customer base. Higher operating costs contributed to lower EBIT in 2001. Dow Automotive's strategy to reduce costs through global manufacturing consolidation led to the closing of a production facility in Poplar Bluff, Missouri, in the fourth quarter of 2001.

Engineering Plastics sales were down 7 percent compared with 2000. Industry demand softened in all geographic areas, resulting in a 4 percent volume decrease versus 2000. Sales of larger volume products including copolymers, polycarbonates and nylon were significantly reduced. Prices declined 3 percent, driven by excess industry capacity and lower raw material costs. During 2001, the successful start-up of a new polycarbonate manufacturing facility at the Yochon Petrochemical Industrial Complex in Yosu, Korea, was completed. This facility is owned and operated by LG Dow Polycarbonate Limited, a 50:50 joint venture between Dow and LG Chemical Ltd. EBIT for 2001 was down, reflecting lower demand and increased price competition.

Epoxy Products and Intermediates recorded a 14 percent decrease in sales compared with 2000. Volume decreased 12 percent, led by a sharp decline in demand in the electronics industry in Asia Pacific and North America. Competitive activity intensified as demand softened, resulting in a 2 percent price decline. Dow acquired a controlling interest in Pacific Epoxy Company Limited in the Republic of Korea during 2001 as part of its growth strategy. EBIT declined in 2001 due to lower volume.

Fabricated Products sales decreased 5 percent in 2001 as prices continued to be under pressure globally. Volume was flat versus 2000, despite recessionary conditions in the Japanese construction industry. The purchase of the assets of Celotex Corporation's rigid foam insulation business, which included all Celotex brand polyisocyanurate insulation products, was completed in the third quarter of 2001, adding *Thermax* insulating sheathing to Dow's existing line of residential insulation products. Production facility conversions to enable the use of alternative blowing agents in Europe were completed in 2001, meeting new environmental legislation requirements. EBIT decreased due to lower selling prices and the negative impact of currency in Europe.

Polyurethanes sales in 2001 were relatively flat versus the prior year. Volume increased 5 percent, driven primarily by Dow's acquisition of EniChem's polyurethanes business in April 2001. Excluding acquisitions, volume decreased 2 percent as global demand for durable goods softened. Prices decreased 5 percent, as capacity expansion within the industry resulted in a difficult pricing environment. During 2001, Dow expanded its manufacturing capacity for polyols and methylene diphenyl diisocyanate ("MDI"), and purchased manufacturing facilities and processing technology to produce engineered composite panels in Elie, Manitoba, Canada, from Isobord Enterprises, Inc. EBIT for 2001 was lower versus last year primarily due to lower selling prices and reduced profit margins.

Technology Licensing and Catalysts sales were down significantly from 2000 and as a result, EBIT was lower in 2001 compared with 2000. Licensees operated at lower rates in 2001 due to depressed market conditions. This resulted in reductions in lump sum license fees and running royalties from joint ventures and third parties, and lower catalysts sales.

Wire and Cable sales were down versus 2000. Volume decreased due to significant downturns in capital spending within the industry, primarily among fiber optic and underwater cable manufacturers. EBIT improved, however, as the business realized merger-related cost synergies.

Outlook for 2002

The Performance Plastics segment anticipates that conditions in some of its key markets will not improve before the second half of 2002. Competition is expected to remain aggressive for both volume and price until industry capacity utilization improves; therefore, sales are expected to be flat with 2001. While profitability is not expected to improve until economic conditions improve and demand increases, results for 2002 are expected to be higher compared with 2001.

Dow Automotive expects new products to deliver higher sales in 2002 and reduce the impact of the current weakness in the North American and European automotive industries. For Engineering Plastics, price competition is expected to intensify in 2002. New capacity for *Magnum* ABS resins in Terneuzen, The Netherlands, is planned for 2002 to meet the growing demand for this technology.

Epoxy Products and Intermediates expects sales to remain weak until market conditions improve, particularly in the electronics industry. Fabricated Products anticipates continued price pressure in 2002. Capacity additions are planned in 2002 for Findlay, Ohio, and Estarreja, Portugal, to meet demand growth.

New industry capacity for propylene oxide and toluene diisocyanate ("TDI") is expected to result in continued competitive price pressure within Polyurethanes. Production of TDI in Dow will be shifted to our newer, state-of-the-art facilities to meet our requirements for efficiency and world-scale capability. Technology Licensing and Catalysts expects the competitive environment for catalysts to intensify in 2002, resulting in downward pressure on both price and volume, as new suppliers enter the market with competitive offerings using technologies based on recently expired patents.

Continued focus on asset and supply chain optimization, Six Sigma and synergy initiatives are expected to reduce operating expenses in 2002.

PERFORMANCE CHEMICALS

Performance Chemicals sales were $5.1 billion in 2001, compared with $5.3 billion in 2000 and $5.0 billion in 1999. Prices increased 1 percent versus last year, while volume declined 6 percent due to weak economic conditions. Volume was lower due to the divestitures of businesses required for regulatory approval of the Union Carbide merger (discussed in further detail below) and softening demand in the automotive, steel, and pulp and paper industries. The decline in volume due to divestitures was partially offset by the acquisition of Ascot Plc in the second quarter of 2001 (see Note C to the Consolidated Financial Statements). Volume growth was achieved in Europe, offset by declines in North America, Latin America and Asia Pacific. Sales in 2000 improved from 1999 due to volume growth of 6 percent.

EBIT in 2001 was $611 million versus $536 million in 2000 and $805 million in 1999. The strong improvement in EBIT in 2001 reflects the combined impact of margin expansion due to price increases, the realization of cost synergies related to the Union Carbide merger and the acquisition of Ascot Plc, Six Sigma savings, continued productivity improvements, and lower feedstock and energy costs. EBIT in 2000 declined from 1999 as sharp increases in feedstock and energy costs were only partially offset by strong volume and continued productivity improvements.

Performance Chemicals—Sales (dollars in millions)


97
$4,887
98
$4,944
99
$5,044
00
$5,343
01
$5,081

Performance Chemicals—EBIT (dollars in millions)


97
$763
98
$744
99
$805
00
$536
01
$611

Custom and Fine Chemicals sales increased significantly compared with 2000 due to the acquisitions of Ascot Plc in the second quarter of 2001 and the Collaborative Group's Biotechnology Services Division in the fourth quarter of 2000. In addition to these acquisitions, Dow's Custom and Fine Chemicals business includes the recent specialty and fine chemical acquisitions of Hampshire Fine Chemicals and ANGUS Chemical Company, and Dow's Contract Manufacturing Services business. In addition to scale and critical mass, Dow gained substantial new technical capabilities in chiral, nitroparaffins and distillation technologies through these acquisitions. This new business has unique capabilities to deliver solutions tailored to Dow's customers. EBIT declined in 2001 primarily due to implementation and integration costs associated with recent acquisition activity, as well as a decline in contracts in the Contract Manufacturing Services business.

Emulsion Polymers recorded a 2 percent increase in sales versus the prior year. Prices increased 7 percent despite a negative currency impact in Europe. Volume declined 5 percent due to weaker global demand for carpet and coated paper. EBIT improved significantly in 2001 as price increases restored margins that had been compressed by last year's increases in styrene monomer costs. In the fourth quarter of 2001, Dow and Reichhold, Inc. formed a new joint venture, Dow Reichhold Specialty Latex LLC, by combining the specialty latex businesses from both companies. The joint venture combines products, technologies and a global presence to better meet the unique needs of specialty latex customers around the world. As part of the transaction, Dow also purchased Reichhold's carpet and paper latex businesses.

Industrial Chemicals sales were down 5 percent in 2001 compared with 2000. Volume declined 6 percent while prices increased 1 percent. Volume declined primarily due to lower demand in the pulp and paper, automotive, and steel industries. EBIT in 2001 was relatively flat versus 2000.

Oxide Derivatives sales were down 23 percent compared with 2000. Volume declined 24 percent due primarily to the first quarter divestitures of Dow's ethyleneamines, ethanolamines and North American gas treating businesses, which were required for regulatory approval of the Union Carbide merger. Excluding the impact of the divestitures, volume was down 8 percent compared with 2000 due to softening demand in North America and Europe and a focus on higher-margin markets. While results were positively impacted by price increases of 1 percent and the realization of merger-related cost synergies, EBIT declined slightly in 2001 due to the impact of divestitures and the weaker global economic environment.

Specialty Polymers sales were down 4 percent versus last year as volumes declined and prices remained flat. The decrease in volume was primarily driven by softening demand in the automotive industry partially offset by strong demand for *FilmTec* membranes. EBIT improved in 2001 due to lower feedstock and energy costs and the realization of merger-related cost synergies.

UCAR Emulsion Systems sales were up slightly versus last year, as a 2 percent increase in price was partially offset by a slight decline in volume. EBIT improved in 2001 due to the combined impact of higher prices, lower feedstock costs and the realization of merger-related cost synergies.

Water Soluble Polymers sales were down 2 percent versus 2000. Volume increased 1 percent due to steady demand in the construction industry driven by lower interest rates. Prices declined 3 percent primarily due to competitive pressures on *Cellosize* hydroxyethyl cellulose. EBIT was down compared with 2000 due to reduced selling prices.

Outlook for 2002

Performance Chemicals expects sales growth in 2002 due to the recent acquisitions, capacity additions at a number of facilities and rebounding demand especially in customer-oriented markets. EBIT is also expected to improve in 2002 due to the realization of cost synergies from the various acquisitions completed in 2001, growth opportunities provided by these acquisitions, and continued focus on productivity improvements. Challenging industry conditions and the global economic environment, however, will continue to be a concern.

Capacity additions are planned for 2002 as follows: adding to its 2001 capacity expansion, FilmTec Corporation will add additional capacity for *FilmTec* membranes at its Minneapolis, Minnesota, site to meet the strong demand for membranes; additional capacity for *Methocel* cellulose ethers will start up in Stade, Germany; and Emulsion Polymers will complete capacity expansions in Europe and Asia Pacific to meet the growing demand for styrene-butadiene latex in the coated paper, carpet and specialty latex industries.

AGRICULTURAL PRODUCTS

Sales of Agricultural Products for 2001 were $2.6 billion, up from $2.3 billion in both 2000 and 1999. Volume increased 15 percent versus 2000, but was partially offset by a decline in prices of 4 percent, which included the negative impact of currency in Europe and Asia Pacific. Volume increased due to acquisitions that occurred in 2001 and at the end of 2000. Excluding the impact of these acquisitions, volume improved 2 percent. Growth in traditional agricultural chemical applications was hampered in 2001 by eroding farm commodity prices and increasing acceptance of genetically modified crops. The amount of land reserved for corn crops remained flat, while soybean and cotton crops increased and most other crops declined. Dow AgroSciences participated in industry consolidations in 2001 with the acquisition of Rohm and Haas' agricultural chemicals business in June 2001 (see Note C to the Consolidated Financial Statements).

EBIT was $104 million in 2001 versus $212 million last year. EBIT for 2001 was reduced by a $69 million charge for purchased in-process research and development ("IPR&D") associated with the Rohm and Haas acquisition. Excluding this charge, EBIT for 2001 was $173 million. In 1999, EBIT of $125 million was reduced by a $94 million charge related to cost-reduction and business-restructuring programs (see Note B to the Consolidated Financial Statements).

Agricultural Products—Sales (dollars in millions)


97 $2,175
98 $2,408
99 $2,334
00 $2,346
01 $2,612

Agricultural Products—EBIT (dollars in millions)


97 $213
98 $(209)
99 $125
00 $212
01 $104

The product lines acquired from the Rohm and Haas acquisition include *Dithane* fungicide, *Goal* herbicide, and the molt accelerating family of insecticides, including *Confirm, Mimic* and *Intrepid* insecticides. These product lines complement and enhance Dow AgroSciences' portfolio by adding high-performance, brand name products for specialty crops, as well as turf and ornamental businesses around the world.

Outlook for 2002

While no significant improvement in selling prices is anticipated, the Rohm and Haas acquisition is expected to result in increased sales for Dow AgroSciences in 2002.

The negative factors that influenced the agricultural industry's performance in 2001 are expected to continue throughout 2002. Crop prices, however, are expected to stabilize and begin a modest recovery, which should support some volume growth for conventional chemical crop protection products. It is expected that the trend toward genetically modified crop plantings will continue, but at a slower rate than experienced during recent years.

PLASTICS

Plastics reported sales of $6.5 billion in 2001, down 9 percent from 2000 with a price decline of 10 percent and a volume increase of 1 percent. Prices declined each quarter throughout the year with the more significant reductions occurring during the last half of the year. Sales in 2000 were $7.1 billion, up from $5.8 billion in 1999, as volume increased 8 percent and prices improved 15 percent.

EBIT for the year was $125 million, down substantially from $945 million in 2000. While the segment benefited from lower feedstock and energy costs versus last year, weak supply/demand balances resulted in a substantially larger decline in selling prices. EBIT was also reduced by significantly lower equity earnings in 2001. Equity earnings declined due to the consolidation of BSL in 2000 and the divestiture of Union Carbide's interest in Polimeri Europa S.r.l. in April 2001, which was required for regulatory approval of the merger (see Note C to the Consolidated Financial Statements). Also contributing to the decline were lower earnings reported by EQUATE Petrochemical Company K.S.C. and DuPont Dow Elastomers L.L.C., due to poor industry conditions. EBIT in 2000 was up 68 percent from $564 million in 1999 due to higher selling prices and stronger equity earnings, despite abnormally high feedstock and energy costs and a downturn in volume and prices in the second half of 2000.

Plastics—Sales (dollars in millions)


97
$5,610
98
$4,928
99
$5,764
00
$7,118
01
$6,452

Plastics—EBIT (dollars in millions)


97
$968
98
$525
99
$564
00
$945
01
$125

Polyethylene sales declined 11 percent in 2001, as prices fell and volume remained flat compared with last year. While prices fell in all geographic areas, volume increased in Europe and Latin America offset by declines in Asia Pacific and North America. Demand for *Affinity* polyolefin plastomers, *Primacor* copolymers and *Saran* resins allowed these products to maintain strong positions in both price and volume. The Union Carbide merger added significantly to Dow's polyethylene manufacturing infrastructure as well as enhanced the technology platform and product portfolio. Although the business benefited from lower, more stable feedstock and energy costs during the latter part of the year and the realization of merger-related cost synergies, EBIT declined significantly due to the sharp decline in selling prices.

Polystyrene sales were down 24 percent in 2001, with an 18 percent decrease in prices and a 6 percent decline in volume. Polystyrene prices dropped dramatically throughout 2001 as deteriorating worldwide economic conditions created an oversupply in both the styrene and polystyrene industries. The declining market price of benzene contributed to a significant drop in the cost of styrene, placing strong downward pressure on polystyrene prices. The entire industry was affected by oversupply and all geographic areas experienced highly competitive pricing conditions. Volume was down from 2000 due to declining industry demand and increased inventory destocking in the downstream polystyrene chain. Despite the challenging demand environment, sales of *Styron A-Tech* polystyrene resins (introduced in 2000) continued to increase, experiencing an almost fourfold increase in sales. EBIT declined significantly from 2000 as prices fell faster than the decline in styrene monomer costs.

Polypropylene sales improved 15 percent in 2001, as a 28 percent improvement in volume more than offset a 13 percent decline in prices. Volumes improved primarily due to the December 2000 start-up of a new production facility in Freeport, Texas, the acquisition of a polypropylene plant from Basell in Cologne, Germany, and the completion of a debottlenecking project in South Africa at the Safripol facility. Demand for *Inspire* performance polymers (introduced in mid-2000) remained strong during 2001. Prices fell due to low industry capacity utilization and weakening monomer prices. EBIT for the business declined in 2001 due to continuing weak industry fundamentals.

Outlook for 2002

With the anticipated gradual improvement in global economic conditions during 2002, volume increases are expected in all businesses within the Plastics segment. Polyethylene volumes should increase, as inventory levels appear to be low throughout the global supply chain and the industry expects end-user demand to continue to grow at a 5 percent annual rate. Margins are expected to improve slightly as feedstock costs become less volatile. The Polystyrene business also expects improvement as both increases in base demand and restocking occur. Competitiveness within the polystyrene industry is expected to increase as new capacity comes on line in North America and Latin America. Polypropylene expects strong competitive pressures to continue in North America and Europe. Volume increases are expected through improved capacity utilization and a full year of operation at the Cologne plant. New capacity within the industry, however, will provide challenges during the year.

CHEMICALS

Chemicals sales were $3.6 billion in 2001, compared with $4.1 billion in 2000 and $3.6 billion in 1999. Prices declined 5 percent versus 2000 primarily due to decreases in vinyl chloride monomer ("VCM") and ethylene glycol ("EG") prices, somewhat offset by higher caustic soda prices. Volume decreased 9 percent during the year as higher VCM volumes were more than offset by declining volumes for EG and oxo products. In 2000, prices improved 18 percent from 1999 while volume decreased 4 percent.

EBIT was $111 million in 2001, down significantly from $422 million in 2000 primarily due to declining prices and volumes. EBIT in 2000 was up from $292 million in 1999 as higher feedstock and energy costs were offset by higher VCM, ethylene oxide ("EO")/EG, ethylene dichloride ("EDC") and caustic soda prices.

Chemicals—Sales (dollars in millions)


97 $4,394
98 $3,646
99 $3,603
00 $4,109
01 $3,552

Chemicals—EBIT (dollars in millions)


97 $641
98 $76
99 $292
00 $422
01 $111

Declining GDP growth in North America and Europe created an unfavorable supply/demand balance during the first half of 2001 for polyvinyl chloride ("PVC"), the major end-use for VCM. As a result, VCM prices declined throughout the year.

Weakening global demand in the second half of 2001 resulted in lower prices and volume for caustic soda. Prices finished the year on a downward trend.

EG prices and volume were down in 2001 compared with 2000. Weak demand and high fuel gas costs in North America led to the temporary shutdown of the Company's EG plant in Prentiss, Alberta, Canada, in January 2001. Production was restarted in June and the plant operated for the balance of the year.

Prices were up slightly and volume down in the organic intermediates, solvents and monomers business compared with 2000. Volume decreased in part due to a slowdown in the coating and adhesives industry. Ethanol began the year in a shortage situation driven by the diversion of industrial product into fuel applications. Sharply falling energy prices reversed this trend later in the year.

Outlook for 2002

At year-end 2001, trough-level pricing and depressed demand existed for most products in the Chemicals segment. In 2002, gradually improving GDP, especially in the United States, is expected to result in slowly improving demand compared with 2001.

The start-up of a manufacturing facility to produce EG, owned by the Company's OPTIMAL Glycols (Malaysia) Sdn Bhd joint venture, was delayed from late 2001 until the first quarter 2002. Likewise, the start-up of butyl acetate and butanol facilities owned by the Company's OPTIMAL Chemicals (Malaysia) Sdn Bhd joint venture was also delayed from late 2001 until the first quarter of 2002. New VCM capacity in Freeport, Texas, is scheduled to start up in the first quarter 2002. Additionally, Dow plans to upgrade its global chlor-alkali production facilities with membrane cell technology at its Stade, Germany, facility increasing plant capacity by 15 percent commencing in 2002.

HYDROCARBONS AND ENERGY

Hydrocarbons and Energy sales were $2.5 billion in 2001, compared with $2.6 billion in 2000 and $1.7 billion in 1999. Prices decreased 14 percent while volume grew 10 percent versus last year. Prices fell in response to slowing global economies and a decline in hydrocarbon feedstock costs in the second half of the year. Volume was up mainly due to increased power and refinery sales. In 2000, this segment experienced a 46 percent increase in prices and a 6 percent increase in volume versus 1999. Price increases in 2000 were driven by sharp increases in the cost of crude oil and related hydrocarbon feedstocks in the first half of 2000. Prices declined at the end of 2000 as the supply/demand situation became more balanced.

The Hydrocarbons and Energy business transfers materials to Dow's derivative businesses at cost. EBIT was a loss of $22 million in 2001 versus income of $136 million in 2000 and $8 million in 1999. EBIT in 2000 included a gain of $98 million on the sale of the Cochin pipeline system (see Note C to the Consolidated Financial Statements).

Hydrocarbons and Energy—Sales (dollars in millions)


97 $2,184
98 $1,499
99 $1,731
00 $2,626
01 $2,511

Hydrocarbons and Energy—EBIT (dollars in millions)


97 $220
98 $(11)
99 $8
00 $136
01 $(22)

Compared with 2000, the Company's cost of hydrocarbons and energy purchased materials in 2001 decreased approximately $750 million, or 8 percent, due to price. The overall price decrease for the year was due to substantial declines in liquid feedstock and natural gas costs in the second half of the year compared with the last six months of 2000. On average for 2001, crude oil prices were approximately $4 per barrel below 2000 levels. Oil-based feedstocks hit a low point in the fourth quarter of 2001 as crude oil prices averaged $19 per barrel compared with an average of $26 per barrel for the rest of the year. North American natural gas prices started the year at historically high levels and declined throughout the year. Prices hit a low point in the fourth quarter when U.S. Gulf Coast natural gas averaged approximately $2.45 per million Btu.

Hydrocarbons and Energy Purchase Price Index (2000=100)


97
75
98
57
99
66
00
100
01
92

Ethylene cracker operating rates were down compared with the prior year because of lower derivative demand. A new ethane-based cracker in Bahia Blanca, Argentina, started operations in 2001.

Outlook for 2002

Crude oil and feedstock prices are expected to be slightly below 2001 average levels. Natural gas prices in North America are also expected to be below the 2001 average, driving down Dow's overall energy costs for 2002. Monomer prices are expected to decline in the first part of the year as weak demand continues. Prices may increase in the second half of the year, depending on the pace of the global economic recovery and the underlying feedstock costs.

In November, Dow announced plans to replace the olefins plants at Seadrift and Texas City, Texas, with a new olefin plant by 2005. In the first quarter of 2002, a major ethylene expansion at the Company's light-hydrocarbon plant in Terneuzen, The Netherlands, will start up.

UNALLOCATED AND OTHER

Sales were $276 million in 2001, $325 million in 2000 and $352 million in 1999. Sales in 2001 were down primarily due to the continued devaluation of the South African Rand and two small divestitures within the Sentrachem business. Sales in 2000 were down versus 1999 due to the reassignment of Safripol results to the Plastics segment after Dow obtained full ownership during 1999.

EBIT was a loss of $1.5 billion in 2001 compared with a loss of $175 million in 2000 and a loss of $350 million in 1999. Included in these results are developmental expenses related to Growth Platforms, overhead and other cost recovery variances not allocated to the operating segments, results of insurance and finance company operations, gains and losses on sales of financial assets, foreign exchange hedging results, Dow's share of the earnings/losses of Dow Corning Corporation ("Dow Corning") and Cargill Dow LLC, and the results of several small diversified businesses acquired in Dow's acquisition of Sentrachem Limited. EBIT for 2001 was negatively impacted by several unusual items: a special charge of $1.5 billion for costs related to the Union Carbide merger (see Note B to the Consolidated Financial Statements), Dow's $11 million share of a restructuring charge recorded by Dow Corning, which reduced equity earnings, and an $11 million reinsurance loss on the World Trade Center (reflected in "Insurance and finance company operations"), offset by a $266 million gain on the sale of stock in Schlumberger Ltd. EBIT in 2000 increased versus 1999 as lower stock-based compensation expenses, gains on sales of financial assets, and positive variances from budgets for overhead expenses were partially offset by the recognition of the anticipated loss on the disposition of certain businesses required for regulatory approval of the Union Carbide merger, merger-related expenses, and less favorable insurance and finance company results.

Sales Price and Volume

	2001			2000			1999		
PERCENT CHANGE FROM PRIOR YEAR	PRICE	VOLUME	TOTAL	PRICE	VOLUME	TOTAL	PRICE	VOLUME	TOTAL
Operating Segments:									
Performance Plastics	(4)%	(1)%	(5)%	1%	8%	9%	(5)%	7%	2%
Performance Chemicals	1	(6)	(5)	—	6	6	(5)	7	2
Agricultural Products	(4)	15	11	(4)	5	1	(3)	—	(3)
Plastics	(10)	1	(9)	15	8	23	3	14	17
Chemicals	(5)	(9)	(14)	18	(4)	14	(6)	5	(1)
Hydrocarbons and Energy	(14)	10	(4)	46	6	52	10	5	15
Total	(6)%	—	(6)%	9%	5%	14%	(3)%	6%	3%
Geographic Areas:									
United States	(3)%	(5)%	(8)%	9%	4%	13%	(3)%	5%	2%
Europe	(8)	10	2	8	6	14	(5)	7	2
Rest of World	(8)	(2)	(10)	11	7	18	(3)	9	6
Total	(6)%	—	(6)%	9%	5%	14%	(3)%	6%	3%

Price includes the impact of currency.

COMPANY SUMMARY

Earnings before Interest, Income Taxes and Minority Interests ("EBIT")

EBIT for the Company was $35 million in 2001, compared with $3.1 billion in 2000 and $3.0 billion in 1999. EBIT for 2001 declined as the favorable impact of lower feedstock and energy costs of approximately $750 million was more than offset by the negative impact of lower selling prices of $1.6 billion and lower equity earnings from joint ventures around the world. EBIT was further reduced in the year by the net impact of several significant unusual items: merger-related expenses and restructuring totaling $1.5 billion related to the Union Carbide merger (see Note B to the Consolidated Financial Statements); a charge for IPR&D of $69 million associated with the recent acquisition of Rohm and Haas' agricultural chemicals business (see Note C to the Consolidated Financial Statements); an $11 million reinsurance loss on the World Trade Center (reflected in "Insurance and finance company operations"); Dow's $11 million share of a restructuring charge recorded by Dow Corning in the third quarter (reflected in "Equity in earnings of nonconsolidated affiliates"); and a $266 million gain on the sale of stock in Schlumberger Ltd. (reflected in "Sundry income—net").

EBIT for 2000 improved versus 1999 as increased selling prices, strong volume gains, improved contributions from joint ventures around the world, and the favorable impact of currency on costs more than offset a greater than 50 percent increase in feedstock and energy costs. EBIT in 2000 was reduced $20 million by the net impact of several unusual items. These items included a gain of $98 million on the sale of the Cochin pipeline system, offset by IPR&D costs of $6 million related to the acquisition of Flexible Products, recognition of the anticipated $81 million loss on the disposition of certain businesses required for regulatory approval of the Union Carbide merger, and a nonrecurring charge of $31 million from UOP LLC related primarily to losses associated with certain customer contracts coupled with restructuring charges.

EBIT in 1999 was reduced by the net impact of three unusual items: IPR&D costs of $6 million associated with the acquisition of ANGUS Chemical and a special charge of $94 million for a cost reduction and business restructuring program at Dow AgroSciences, offset by favorable litigation settlements totaling $50 million related to the licensing business. See Note B to the Consolidated Financial Statements for a discussion of IPR&D costs and special charges.

Gross margin for 2001 decreased $1.3 billion compared with 2000. While feedstock and energy costs were down approximately $750 million versus last year, selling prices fell $1.6 billion, drastically compressing margins. Gross margin in 2001 was also negatively impacted by lower operating rates. Gross margin for 2000 decreased $156 million versus 1999, as higher feedstock and energy costs of $3.1 billion more than offset increased selling prices and volume growth.

Selling Price Index (2000=100)



97 103
98 94
99 91
00 100
01 94

Volume/Mix Index (2000=100)



97 89
98 87
99 95
00 100
01 100

Dow's global plant operating rate for its chemicals and plastics businesses was 76 percent of capacity in 2001, down from 86 percent in 2000 and 88 percent in 1999. The decline in operating rate reflects reduced run rates at several of the Company's plants in an effort to manage inventory levels during a year of lower demand. Depreciation expense was $1,595 million in 2001, compared with $1,554 million in 2000 and $1,516 million in 1999.

Operating Rate (percent)



97 87%
98 82%
99 87%
00 84%
01 76%

Operating expenses (research and development, and selling, general and administrative expenses) were $2,837 million in 2001, down $107 million from $2,944 million in 2000 due to cost control efforts and the realization of merger-related cost synergies. Excluding growth initiatives, acquisitions and divestitures, operating expenses were down 7 percent from last year. Operating expenses in 1999 were $2,851 million.

Research and development expenses were $1,072 million in 2001, down 4 percent from $1,119 million in 2000 and flat versus $1,075 million in 1999. Research and development expenses declined in 2001 as merger-related cost synergies were realized and spending on growth initiatives was intensely focused on those opportunities with the greatest potential for value creation.

Research and Development Expenses (dollars in millions)



97 $990
98 $1,026
99 $1,075
00 $1,119
01 $1,072

Selling, general and administrative expenses were $1,765 million in 2001, compared with $1,825 million in 2000 and $1,776 million in 1999. Selling, general and administrative expenses represented 6 percent of sales in 2001 and 2000, and 7 percent in 1999.

Selling, General and Administrative Expenses (dollars in millions)


97
$2,168
98
$1,964
99
$1,776
00
$1,825
01
$1,765

Operating Costs and Expenses

COST COMPONENTS AS A PERCENT OF TOTAL	2001	2000	1999
Hydrocarbons and energy	**31%**	34%	26%
Salaries, wages and employee benefits	**13**	14	18
Maintenance	**4**	4	4
Depreciation	**6**	6	6
Merger-related expenses and restructuring and IPR&D	**5**	—	—
Supplies, services and other raw materials	**41**	42	46
Total	**100%**	100%	100%

During 2001, the Company completed the appraisal of the technology acquired with the purchase of Rohm and Haas' agricultural chemicals business and recorded an IPR&D charge of $69 million in the Agricultural Products segment. See Notes B and C to the Consolidated Financial Statements for further details regarding the acquisition and IPR&D charge.

During 2001, a special charge of $1.5 billion was recorded for merger-related expenses and restructuring, which included transaction costs, employee severance, the write-down of duplicate assets and facilities, and other merger-related expenses. The Company expects its integration plans and synergy activities to result in annual cost savings of $1.1 billion by the end of the first quarter of 2003. By the end of 2001, the Company had taken actions that will result in annual cost savings of more than $650 million. The cost reductions will affect cost of sales, research and development expenses, and selling, general and administrative expenses. These actions are not expected to have an impact on future revenues. For further details, see Note B to the Consolidated Financial Statements.

Dow's share of the earnings of nonconsolidated affiliates in 2001 amounted to $29 million, down significantly from $354 million in 2000 and $95 million in 1999. Current year equity earnings were lower than last year primarily due to the consolidation of Gurit-Essex AG in the first quarter of 2001 and BSL in 2000, and the April 2001 divestiture of Union Carbide's interest in Polimeri Europa, which was required for regulatory approval of the Union Carbide merger (see Note C to the Consolidated Financial Statements). Lower results in several of the Company's basic plastics and chemicals joint ventures, which corresponded with the decline in the results of Dow's basics businesses, also contributed to the decline. The increase in equity earnings in 2000 reflected improved earnings in several of the Company's joint ventures around the world, including strong performance by several plastics joint ventures in Asia Pacific and Latin America, improved results from several hydrocarbons joint ventures in North America, final resolution of BSL matters related to the reconstruction period, and significantly better performance by Union Carbide joint ventures in Kuwait and Europe.

Through May 2000, equity earnings included the Company's share of the financial results of BSL during the reconstruction period. On June 1, 2000, BSL became a wholly owned subsidiary of the Company, after which the financial results of BSL were fully consolidated (see Note C to the Consolidated Financial Statements). From the first quarter of 1995 through the third quarter of 2000, the Company recorded and reserved its share of equity earnings in Dow Corning due to Dow Corning's filing for bankruptcy protection under Chapter 11 and the uncertainty of the recovery of that asset. Beginning in the fourth quarter of 2000, the Company is no longer reserving its share of Dow Corning's earnings. See Note P to the Consolidated Financial Statements for further discussion of Dow Corning's breast implant litigation.

Sundry income includes a variety of income and expense items such as the gain or loss on foreign currency exchange, dividends from investments, and gains and losses on sales of investments and assets. Sundry income for 2001 was $394 million, compared with $352 million in 2000 and $329 million in 1999.

Personnel count was 52,689 at December 31, 2001; 53,289 at the end of 2000; and 51,012 at the end of 1999. While the Company added approximately 3,500 employees during 2001 with the acquisitions of Ascot Plc, Rohm and Haas' agricultural chemicals business, EniChem's polyurethanes business, and Gurit-Essex AG, headcount decreased as synergies were realized through the integration of Union Carbide, as well as the integration of these acquisitions. The increase in 2000 over 1999 resulted from the addition of new employees acquired through several acquisitions, most notably the consolidation of BSL in June 2000, which added approximately 2,400 employees.

Net Income

Net income available for common stockholders in 2001 was a loss of $385 million or a loss of $0.43 per share, compared with net income of $1.7 billion or $1.85 per share in 2000 and $1.6 billion or $1.82 per share in 1999. Results for 2001 were negatively impacted by lower selling prices of $1.6 billion, which far exceeded the favorable impact of lower feedstock and energy costs of approximately $750 million, and several unusual items. In addition to the unusual items discussed above for 2001, 2000 and 1999, net income (loss) for 2001 and 1999 was impacted by changes in accounting principles. In 2001, an after-tax transition adjustment gain of $32 million was recognized related to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In 1999, an after-tax charge of $20 million was recorded related to the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," the majority of which represented formation costs associated with Union Carbide's joint ventures. See Note A to the Consolidated Financial Statements for additional information regarding changes in accounting principles.

Net Income (Loss) Available for Common Stockholders (dollars in millions)


97 $2,454
98 $1,707
99 $1,617
00 $1,675
01 $(385)

Interest income in 2001 was $85 million, compared with $146 million in 2000 and $132 million in 1999. The decline in interest income reflects a decrease in short-term investments, resulting from the Company's use of cash for acquisitions. Significant acquisitions are discussed in Note C to the Consolidated Financial Statements.

Interest expense (net of capitalized interest) and amortization of debt discount totaled $733 million in 2001, compared with $665 million in 2000 and $564 million in 1999. Interest expense was up versus last year due to an increase in total debt partially offset by lower interest rates. Interest expense was lower in 1999 due principally to lower average levels of short-term borrowings resulting from the use of proceeds from the issuance of preferred securities of a subsidiary to reduce commercial paper (see Note S to the Consolidated Financial Statements).

The credit for income taxes was $228 million in 2001 versus provisions of $839 million in 2000 and $874 million in 1999. Dow's overall effective tax rate for 2001 was 37.2 percent in 2001, compared with 32.4 percent for 2000 and 33.7 percent for 1999. U.S. and other tax law and rate changes during 2001 did not have a material impact on Dow. The underlying factors affecting Dow's overall effective tax rates are summarized in Note D to the Consolidated Financial Statements.

Minority interests' share of net income in 2001 was $32 million, down from $72 million in 2000 and $74 million in 1999. The decline in minority interest largely resulted from decreased earnings for PBBPolisur S.A., which corresponded with the lower results of Dow's basics businesses.

The following table summarizes the impact of unusual items on diluted earnings (loss) per common share:

IN DOLLARS	2001	2000	1999
Unusual items:			
IPR&D	**$(0.05)**	$(0.01)	$(0.01)
Dow AgroSciences' restructuring	—	—	(0.07)
Merger-related expenses and restructuring	**(1.10)**	—	—
Reinsurance company loss on the World Trade Center	**(0.01)**	—	—
Dow Corning restructuring	**(0.01)**	—	—
UOP restructuring	—	(0.02)	—
Gain on sale of Schlumberger stock	**0.18**	—	—
Gain on sale of Cochin pipeline	—	0.07	—
Recognition of anticipated loss on disposition of merger-related businesses	—	(0.06)	—
Litigation settlements	—	—	0.05
Cumulative effect of change in accounting principle	**0.04**	—	(0.02)
Total unusual items	**$(0.95)**	$(0.02)	$(0.05)
Earnings (Loss) per common share as reported	**$(0.43)**	$ 1.85	$ 1.82
Earnings per common share excluding unusual items	**$ 0.52**	$ 1.87	$ 1.87

Liquidity and Capital Resources

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

IN MILLIONS	2001	2000	1999
Cash provided by (used in):			
Operating activities	$ 1,789	$ 1,691	$ 3,562
Investing activities	(2,674)	(1,094)	(3,531)
Financing activities	831	(857)	353
Effect of exchange rate changes on cash	(4)	(9)	(9)
Net change in cash and cash equivalents	$ (58)	$ (269)	$ 375

Cash provided by operating activities in 2001 increased versus 2000 as the impact of lower receivables and inventories offset the impact of lower earnings for the year. Accounts receivable balances decreased in 2001 due to lower sales and increased sales of U.S. trade receivables. Inventory balances at December 31, 2001 (excluding the impact of acquisitions and divestitures) decreased due to lower feedstock costs compared with year-end 2000. Results for the year were negatively impacted by lower selling prices, reduced operating rates and a special charge for merger-related expenses and restructuring. Cash provided by operating activities declined in 2000 versus 1999 due to three primary factors: increases in accounts receivable balances, increases in inventory balances and the consolidation of BSL. Accounts receivable balances increased in 2000 due to higher sales. The year-over-year increase in accounts receivable was also affected by higher sales of U.S. trade receivables at year-end 1999. Inventory balances at December 31, 2000, increased due to higher feedstock costs and a slowdown in sales volume late in the fourth quarter. 1999 year-end inventory balances were lower due to increased customer demand late in the year. The consolidation of BSL and other acquisitions in 2000 resulted in a large impact on the change in other assets and liabilities affecting cash.

Cash used in investing activities increased in 2001 compared with 2000, principally due to $2.3 billion invested in acquisitions, including Rohm and Haas' agricultural chemicals business, Ascot Plc, Gurit-Essex AG, and EniChem's polyurethanes business, offset by lower capital expenditures and investments in nonconsolidated affiliates. The reduction in cash used in investing activities for 2000 compared with 1999 reflected a $2.4 billion increase in cash generated by sales of available-for-sale securities in excess of purchases of similar securities, partially offset by the net impact of lower capital expenditures and an increase in acquisitions, including Flexible Products, General Latex, the remaining 20 percent of BSL, and certain assets of Zeneca Limited and Cargill Hybrid Seeds.

Cash provided by financing activities increased in 2001 compared with 2000 and was attributable to $3.2 billion of new long-term debt offset by reductions of $1.8 billion in other short- and long-term debt. Additional cash of $500 million was generated from the issuance of preferred securities by a new subsidiary. Cash used in financing activities for 2000 principally relates to the payment of dividends. Cash provided by financing activities in 1999 was generated from the issuance of $500 million of preferred securities and $1.6 billion of new long-term debt offset by reductions of $945 million in other short- and long-term debt.

Working Capital at December 31

IN MILLIONS	2001	2000
Current assets	$10,308	$11,323
Current liabilities	8,125	10,173
Working capital	$ 2,183	$ 1,150
Current ratio	1.27:1	1.11:1

Cash, cash equivalents, marketable securities and interest-bearing deposits decreased $177 million in 2001. At December 31, 2001, total inventories were $4.4 billion, up from $4.2 billion at year-end 2000, primarily due to the addition of inventories related to acquisitions. Days-sales-in-inventory for 2001 were 77 days versus 76 days in 2000. At December 31, 2001, trade receivables were $2.9 billion, down from $3.7 billion last year. Days-sales-outstanding-in-receivables (excluding the impact of sales of receivables) were 50 days in 2001 and 45 days in 2000.

Short-term borrowings of $1.2 billion at December 31, 2001, were down from $2.5 billion at year-end 2000, primarily due to the issuance of long-term debt. Long-term debt due within one year was $408 million compared with $318 at year-end 2000. Long-term debt at year-end was $9.3 billion, up from $6.6 billion at year-end 2000 due to the refinancing of short-term borrowings and new long-term debt that was used to fund acquisitions and operations. During the year, $3.2 billion of new long-term debt was incurred and $259 million of long-term debt was retired. See Note I to the Consolidated Financial Statements for information regarding Dow's annual installments on long-term debt for the next five years.

Working Capital (dollars in millions)


97
$1,925
98
$1,570
99
$2,848
00
$1,150
01
$2,183

Total debt was $10.9 billion at year-end compared with $9.5 billion at December 31, 2000. Net debt, which equals total debt less cash, cash equivalents, marketable securities and interest-bearing deposits, was $10.6 billion at December 31, 2001, up from $9 billion last year due to the use of funds for acquisitions and operations. Debt as a percent of total capitalization was 48.9 percent at the end of 2001, compared with 42.5 percent at year-end 2000.

Debt as a Percent of Total Capitalization


97
43.1%
98
43.6%
99
42.2%
00
42.5%
01
48.9%

At December 31, 2001, the Company had unused and available credit facilities with various U.S. and foreign banks totaling $3.1 billion in support of its working capital requirements and commercial paper borrowings. Additional unused credit facilities totaling $1.0 billion were available for use by foreign subsidiaries. At December 31, 2001, there was a total of $1.7 billion available in SEC registered securities, as well as Japanese yen 70 billion (approximately $533 million) available in yen-denominated securities through the Japanese Ministry of Finance and Euro 1.4 billion (approximately $1.2 billion) available under the Company's Euro Medium-Term Note Program.

The Company uses a number of special purpose entities ("SPEs"), none of which involve Dow equity instruments. Some of the SPEs are used to finance non-operating assets, such as railcars and office buildings. Others are used to provide advantageous financing for manufacturing facilities. Those transactions that meet the requirements for operating lease treatment are recorded as such and are disclosed in Note H to the Consolidated Financial Statements, including information regarding future minimum lease commitments. Dow also uses SPEs for structured financing arrangements and to sell certain qualifying trade accounts receivables. See Notes K, Q and S to the Consolidated Financial Statements for additional information regarding these SPEs. There was no impact to earnings when the SPEs were established, nor have there been unconsolidated residual earnings or losses in any of the SPEs.

See Note P to the Consolidated Financial Statements for information regarding the Company's outstanding purchase commitments.

In anticipation of the Union Carbide merger, the Company's authorizations to repurchase Dow stock were terminated by the Board of Directors on August 3, 1999. Prior to the terminations and under Board of Directors authorizations, the Company repurchased 12.8 million shares of its outstanding common stock in 1999. In December 1999, the Company sold 10.5 million shares of common stock held in treasury in the open market to facilitate the accounting treatment of the merger as a pooling of interests, which was a condition to the completion of the merger (see Note L to the Consolidated Financial Statements).

Capital Expenditures

Capital spending for the year was $1.6 billion, down 12 percent from $1.8 billion in 2000 and 27 percent from $2.2 billion in 1999. The lower capital spending in 2001 and 2000 reflected the completion of a new ethylene facility built jointly with Nova Chemicals Corporation and a polyethylene project, both of which started up in the second half of 2000, in Alberta, Canada. In 2001, approximately 40 percent of the Company's capital expenditures was directed toward additional capacity for new and existing products, compared with 50 percent in 2000. Approximately 18 percent was committed to projects related to environmental protection, safety, loss prevention and industrial hygiene in 2001, compared with 13 percent in 2000. The remaining capital was utilized to maintain the Company's existing asset base, including projects related to productivity improvements, energy conservation and facilities support.

Major projects underway during 2001 included expansions of production facilities for VCM and EDC in Freeport, Texas, and chlorine and caustic soda in Stade, Germany. Because the Company designs and builds most of its capital projects in-house, it had no material capital commitments other than for the purchase of materials from fabricators.

Capital Expenditures (dollars in millions)

97	$1,953
98	$2,328
99	$2,176
00	$1,808
01	**$1,587**

Dividends

On February 14, 2002, the Board of Directors announced a quarterly dividend of $0.335 per share, payable April 30, 2002, to stockholders of record on March 28, 2002. Since 1912, the Company has paid a dividend every quarter and in each instance Dow has maintained or increased the quarterly dividend. The Company declared dividends of $1.295 per share in 2001 and $1.16 per share in 2000 and in 1999.

OTHER MATTERS

Accounting Changes

See Note A to the Consolidated Financial Statements for a discussion of accounting changes.

Environmental Matters

Environmental Policies

Dow is committed to world-class environmental, health and safety ("EH&S") performance, as demonstrated by a long-standing commitment to *Responsible Care* and progress made toward the Company's EH&S Goals for 2005. In 1996, Dow publicly announced its voluntary global EH&S 2005 Goals—ambitious performance targets to measure progress toward sustainable development, including targets to reduce chemical emissions, waste and wastewater by 50 percent. Equally aggressive are Dow's EH&S 2005 Goals to reduce leaks, spills, fires, explosions, work-related injuries and transportation incidents by 90 percent. Dow continues to work aggressively toward attainment of these goals and our "Vision of Zero." More information on Dow's performance regarding environmental matters can be found in Dow's 2000 Public Report.

To meet the Company's public commitments, as well as the stringent laws and government regulations related to environmental protection and remediation to which its global operations are subject, Dow has well-defined policies, requirements and management systems. Dow's EH&S Management System ("EMS") defines for the businesses the "who, what, when and how" needed to achieve the Company's policies, requirements, performance objectives, leadership expectations and public commitments. EMS is also designed to minimize the long-term cost of environmental protection and to comply with these laws and regulations. Furthermore, EMS is integrated into a company-wide Management System for EH&S, Operations, Quality and Human Resources, including implementation of the global EH&S Work Process to improve EH&S performance and to ensure ongoing compliance worldwide. It is Dow's stated EH&S policy that all global operations and products meet Dow's requirements or their country's laws and regulations, whichever are more stringent.

It is also Dow's policy to adhere to a waste management hierarchy that minimizes the impact of wastes and emissions on the environment. First, Dow works to eliminate or minimize the generation of waste and emissions at the source through research, process design, plant operations and maintenance. Second, Dow finds ways to reuse and recycle materials. Finally, unusable or non-recyclable hazardous waste is treated before disposal to eliminate or reduce the hazardous nature and volume of the waste. Treatment may include destruction by chemical, physical, biological or thermal means. Disposal of waste materials in landfills is considered only after all other options have been thoroughly evaluated. Dow has specific requirements for wastes that are transferred to non-Dow facilities.

Dow believes third-party verification is a cornerstone of world-class EH&S performance and building public trust. Dow sites in Europe, Latin America, Australia and North America have received third-party verification of Dow's compliance with *Responsible Care* and with outside specifications such as ISO-14001. To date, nine sites globally have been ISO-14001 certified. In 1999, three U.S. manufacturing sites and the global headquarters in Midland voluntarily participated in a third-party *Responsible Care* Management Systems Verification ("MSV") to ensure that Dow has the processes and systems in place to reach the highest standards of EH&S excellence worldwide. In 2000, Canadian sites successfully completed their second third-party *Responsible Care* systems and performance assessment in the past five years. In 2001, Dow received the American Chemistry Council's highest award, the *Responsible Care* Leadership Award, for outstanding and sustained EH&S performance and for the second year in a row attained the number one ranking among chemical companies in the Dow Jones Sustainability Group Index.

On February 6, 2001, the Union Carbide merger was completed and Union Carbide became a wholly owned subsidiary of the Company. Prior to the merger, Dow and Union Carbide both were *Responsible Care* companies, committed to the Guiding Principles of *Responsible Care,* to EH&S performance improvement and to public accountability. Looking forward, this commitment will become only stronger as the full integration of the companies is achieved. In addition, Dow's EMS and EH&S Goals will be implemented at all Union Carbide sites, as well as all other acquisitions, in order to minimize environmental risks and impacts, both past and future. The following paragraphs outline some of these potential risks and how they are managed to minimize environmental impact and overall costs.

Environmental Remediation

Dow accrues the costs of remediation of its facilities and formerly owned facilities based on current law and existing technologies. The nature of such remediation includes, for example, the management of soil and groundwater contamination and the closure of contaminated landfills and other waste management facilities. In the case of landfills and other active waste management facilities, Dow recognizes the costs over the useful life of the facility. The policies adopted to properly reflect the monetary impacts of environmental matters are discussed in Note A to the Consolidated Financial Statements. To assess the impact on the financial statements, environmental experts review currently available facts to evaluate the probability and scope of potential liabilities. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and evolving technologies. These liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Dow had an accrued liability of $397 million at December 31, 2001, related to the remediation of current or former Dow-owned sites. The Company has not recorded as a receivable any third-party recovery related to these sites. In addition, Dow continues the lawsuit it filed in November 1999 against several of its insurers, seeking recovery of remediation costs at certain current or former Dow-owned sites.

In addition to current and former Dow-owned sites, under the Federal Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as "Superfund Law"), Dow is liable for remediation of other hazardous waste sites where Dow allegedly disposed of, or arranged for the treatment or disposal of, hazardous substances. Dow readily cooperates in the remediation of these sites where the Company's liability is clear, thereby minimizing legal and administrative costs. Because Superfund Law imposes joint and several liability upon each party at a site, Dow has evaluated its potential liability in light of the number of other companies that also have been named potentially responsible parties ("PRPs") at each site, the estimated apportionment of costs among all PRPs, and the financial ability and commitment of each to pay its expected share. Management's estimate of the Company's remaining liability for the remediation of Superfund sites at December 31, 2001, was $47 million, which has been accrued, although the ultimate cost with respect to these sites could exceed that amount. In addition, receivables of $7 million for probable recoveries from other PRPs have been recorded related to Superfund sites.

In total, the Company's accrued liability for probable environmental remediation and restoration costs was $444 million at December 31, 2001, compared with $508 million at the end of 2000. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although the ultimate cost with respect to these particular matters could range up to twice that amount. It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued or disclosed will have a material adverse impact on the Company's consolidated financial statements.

The amounts charged to income on a pretax basis related to environmental remediation totaled $47 million in 2001, $53 million in 2000 and $85 million in 1999. Capital expenditures for environmental protection were $179 million in 2001, $166 million in 2000 and $147 million in 1999.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation, a wholly owned subsidiary of the Company, has filed its annual report on Form 10-K for the year ended December 31, 2001, and has provided the disclosure below concerning asbestos. Note P to Dow's Consolidated Financial Statements provides some additional information related to Union Carbide's asbestos-related liability. In view of the exposure of Union Carbide to asbestos-related liability noted below, the related insurance coverage available to Union Carbide, and its stated intention to aggressively defend or reasonably resolve, as appropriate, the pending asbestos cases and any additional asbestos cases as may be filed in the future, the Company does not consider Union Carbide's asbestos-related liability to be material to Dow's consolidated financial statements. The disclosures contained in Union Carbide's Form 10-K are provided in this filing to more broadly disclose information concerning Union Carbide's asbestos-related liability. References below to the "Corporation" or to "UCC" refer to Union Carbide Corporation.

"The Corporation and its subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to: product liability; trade regulation; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts; taxes; and commercial disputes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial.

"Separately, the Corporation is involved in a large number of asbestos-related suits filed, for the most part, in various state courts at various times over the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both general and punitive damages, often in very large amounts. The alleged claims primarily relate to products that UCC sold in the past; alleged exposure to asbestos-containing products located on UCC's premises; and UCC's responsibility for asbestos suits filed against a divested subsidiary—Amchem Products, Inc. ("Amchem").

"Typically, the Corporation is only one of many named defendants, many of which, including UCC and Amchem, were members of the Center for Claims Resolution ("CCR") which sought to resolve asbestos cases on behalf of its members. As members of the CCR, the Corporation's and Amchem's strategy was to settle claims as two relatively small (percentage wise) members of the CCR group. The CCR has ceased operating in this manner although it still administers certain settlements. The Corporation now utilizes Peterson Asbestos Claims Enterprise for claims processing and insurance invoicing.

"During the third quarter of 2001, plaintiffs filed asbestos-related suits against the Corporation and Amchem at a rate greater than the historical average, but filings returned to a lower rate during the fourth quarter. This third quarter increase in claims against UCC and Amchem was influenced by the bankruptcy filings of several former CCR members. More recently filed cases against the Corporation and Amchem contain a greater percentage of claims that do not allege a particular injury ("Non-Specific Claims").

"Dow now owns 100 percent of the Corporation and has been retained to provide its experience in mass tort litigation to manage the Corporation's response to asbestos-related liability. The Corporation has hired new outside counsel to serve as national trial counsel to aggressively defend or reasonably resolve, as appropriate, both pending and future cases. The Corporation expects more asbestos-related suits to be filed against it and Amchem in the future. The Corporation cannot estimate the range of liability that will result from these future cases. As a consequence of all of the above-stated facts, the Corporation lacks any remotely comparable loss history from which to assess either the number of or the value of future claims. To date, substantially all of the amounts paid by the Corporation to resolve asbestos-related suits have been covered by third-party insurance.

"For pending cases, the Corporation had asbestos-related litigation accruals of $233 million and $118 million at December 31, 2001 and 2000, respectively, and related insurance recovery receivables of $223 million and $108 million at December 31, 2001 and 2000, respectively. The litigation accrual at December 31, 2001, was determined by considering the number of pending claims filed against the Corporation and Amchem, taking into account claims administration records indicating the severity of the alleged injury. Because many of the pending claims are Non-Specific Claims, the Corporation has calculated several probable liability outcomes based on estimates and historic distributions of personal injury claim types and settlement and resolution amounts. The liability estimates ranged from a low of $158 million to a high of $277 million. Upon review by management, it was determined that the most reasonable estimate was $233 million, which is well within the estimable range. The Corporation's asbestos litigation accrual at December 31, 2001, increased compared with the end of 2000 principally as a result of the higher level of claims that were filed during the third quarter of 2001.

"The insurance receivable for asbestos-related liability at December 31, 2001, was determined after a thorough review of applicable insurance policies and the 1985 Wellington Agreement, to which the Corporation and many of its liability insurers are signatory parties, as well as other insurance settlements, with due consideration given to applicable deductibles, retentions, and policy limits, and taking into account the solvency and historical payment experience of various insurance carriers. The insurance receivable associated with the most reasonable probable liability outcome for pending claims is $223 million and has been recorded. This resulted in a net income statement impact to the Corporation of $2 million for asbestos-related expense in 2001. In all of the probable outcomes for pending claims, sufficient insurance coverage exists to provide a similar percentage of coverage for the accrued liability. If the maximum probable outcome were in fact to materialize, the impact would be an additional charge of $2 million to income, which is not material to the financial statements. In addition, insurance is available for future claims.

"The amounts recorded for the litigation accrual and related insurance receivable are based upon currently known facts. If the number of claims and the cost to resolve such claims differ from the current assumptions used by management in arriving at its estimates for the recorded amounts, this may impact management's future assessments of the ultimate outcome of asbestos-related legal proceedings.

"While it is not possible at this time to determine with certainty the ultimate outcome of any of the legal proceedings and claims referred to in this filing, management believes that adequate provisions have been made for probable losses with respect to pending claims and proceedings, and that the ultimate outcome of all known and future claims, after provisions for insurance, will not have a material adverse effect on the consolidated financial position of the Corporation, but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions provided and available insurance, they will be charged to income when determinable."*

There are inherent uncertainties associated with asbestos litigation. Dow recognizes that future facts, events and legislation may alter estimates of probable outcomes. Dow assessed the known facts and circumstances of Union Carbide's asbestos-related litigation and believes that adequate provisions have been made for probable losses with respect to pending claims and proceedings.

*Union Carbide Corporation, Annual Report on Form 10-K for the Year Ended December 31, 2001, Management's Discussion and Analysis of Financial Condition and Results of Operations, Asbestos-Related Matters.

Market Risk

Dow's business operations give rise to market risk exposure due to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks effectively, the Company enters into hedging transactions, pursuant to established guidelines and policies, which enable it to mitigate the adverse effects of financial market risk. A secondary objective is to add value by creating additional exposure within established limits and policies; derivatives used for this purpose are not designated as hedges per SFAS No. 133. The potential impact of creating such additional exposures is not material to the Company's results.

The global nature of Dow's business requires active participation in the foreign exchange markets. As a result of investments, production facilities and other operations on a global basis, the Company has assets, liabilities and cash flows in currencies other than the U.S. dollar. The primary objective of the Company's foreign exchange risk management is to optimize the U.S. dollar value of net assets and cash flows, keeping the adverse impact of currency movements to a minimum. To achieve this objective, the Company hedges on a net exposure basis using foreign currency forward contracts, over-the-counter option contracts, and nonderivative instruments in foreign currencies. Main exposures are related to assets and liabilities denominated in the currencies of Europe, Asia Pacific and Canada; bonds denominated in foreign currencies—mainly the Euro and Japanese yen; and economic exposure derived from the risk that currency fluctuations could affect the U.S. dollar value of future cash flows. The majority of the foreign exchange exposure is related to European currencies and the Japanese yen.

The main objective of interest rate risk management is to reduce the total funding cost to the Company and to alter the interest rate exposure to the desired risk profile. Dow uses interest rate swaps, "swaptions," and exchange traded instruments to accomplish this objective. The Company's primary exposure is to the U.S. dollar yield curve.

Inherent in Dow's business is exposure to price changes for several commodities. Some exposures can be hedged effectively through liquid tradable financial instruments. Cracker feedstocks and natural gas constitute the main commodity exposures. Over-the-counter and exchange traded instruments are used to hedge these risks when feasible.

Dow has a portfolio of equity securities derived from its acquisition and divestiture activity. This exposure is managed in a manner consistent with the Company's market risk policies and procedures.

Dow uses value at risk ("VAR"), stress testing and scenario analysis for risk measurement and control purposes. VAR estimates the potential gain or loss in fair market values, given a certain move in prices over a certain period of time, using specified confidence levels. On an ongoing basis, the Company estimates the maximum gain or loss that could arise in one day, given a two-standard-deviation move in the respective price levels. These amounts are relatively insignificant in comparison to the size of the equity of the Company. The VAR methodology used by Dow is based primarily on the variance/covariance statistical model. The following table is given as an example:

Average Daily VAR at December 31*

IN MILLIONS	2001	2000
Foreign exchange	$13	$ 7
Interest rate	70	45
Equity exposures, net of hedges	9	26
Commodities	5	28

*Using a 95 percent confidence level

See Note J to the Consolidated Financial Statements for further disclosure regarding market risk.

Euro Conversion

On January 1, 1999, the Euro was adopted as the national currency of 11 European Union member nations. During a three-year transition period, the Euro was used as a non-cash transactional currency. The Company began conducting business in the Euro on January 1, 1999. Effective January 1, 2001, the Company had completed its change of functional currencies for its subsidiaries operating in the participating member nations from the national currency to the Euro. The conversion to the Euro did not have an operational impact on the Company or an impact on the results of operations, financial position, or liquidity of its European businesses.

MANAGEMENT STATEMENT OF RESPONSIBILITY

The management of The Dow Chemical Company and its subsidiaries prepared the accompanying consolidated financial statements and has responsibility for their integrity, objectivity and freedom from material misstatement or error. These statements were prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements. The Board of Directors, through its Audit Committee, assumes an oversight role with respect to the preparation of the financial statements.

Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. Management has established and maintains internal controls that provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting.

Internal controls provide for appropriate division of responsibility and are documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management continually monitors internal controls for compliance. The Company maintains a strong internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements.

Deloitte & Touche LLP, independent auditors, with direct access to the Board of Directors through its Audit Committee, have audited the consolidated financial statements prepared by the Company, and their report follows.

Management has considered recommendations from the internal auditors and Deloitte & Touche LLP concerning internal controls and has taken actions that are cost-effective in the circumstances to respond appropriately to these recommendations. Management further believes the controls are adequate to accomplish the objectives discussed herein.

Michael D. Parker
President and Chief Executive Officer

J. Pedro Reinhard
Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of The Dow Chemical Company:

We have audited the accompanying consolidated balance sheets of The Dow Chemical Company and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of The Dow Chemical Company and Union Carbide Corporation, which has been accounted for as a pooling of interests as described in Note C to the consolidated financial statements. We did not audit the consolidated balance sheet of Union Carbide Corporation as of December 31, 2000, or the related statements of income, stockholders' equity and cash flows of Union Carbide Corporation for the two years in the period ended December 31, 2000, which consolidated statements reflect total assets of $8,346 million as of December 31, 2000, and total revenues of $6,526 million and $5,870 million for the years ended December 31, 2000 and 1999, respectively. Those consolidated statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Union Carbide Corporation for 2000 and 1999, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Dow Chemical Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes A and J to the consolidated financial statements, effective January 1, 2001, The Dow Chemical Company changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133.

Deloitte & Touche LLP

Deloitte & Touche LLP
Midland, Michigan
February 13, 2002

Consolidated Statements of Income

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS) FOR THE YEARS ENDED DECEMBER 31	2001	2000	1999
Net Sales	$27,805	$29,534	$25,859
Cost of sales	23,652	24,131	20,300
Research and development expenses	1,072	1,119	1,075
Selling, general and administrative expenses	1,765	1,825	1,776
Amortization of intangibles	178	139	160
Purchased in-process research and development charges	69	6	6
Special charges	—	—	94
Merger-related expenses and restructuring	1,487	—	—
Insurance and finance company operations, pretax income	30	85	150
Equity in earnings of nonconsolidated affiliates	29	354	95
Sundry income—net	394	352	329
Earnings before Interest, Income Taxes and Minority Interests	35	3,105	3,022
Interest income	85	146	132
Interest expense and amortization of debt discount	733	665	564
Income (Loss) before Income Taxes and Minority Interests	(613)	2,586	2,590
Provision (Credit) for income taxes	(228)	839	874
Minority interests' share in income	32	72	74
Preferred stock dividends	—	—	5
Income (Loss) before Cumulative Effect of Change in Accounting Principle	(417)	1,675	1,637
Cumulative effect of change in accounting principle	32	—	(20)
Net Income (Loss) Available for Common Stockholders	$ (385)	$ 1,675	$ 1,617
Share Data			
Earnings (Loss) before cumulative effect of change in accounting principle per common share—basic	$ (0.46)	$ 1.88	$ 1.87
Earnings (Loss) per common share—basic	$ (0.43)	$ 1.88	$ 1.85
Earnings (Loss) before cumulative effect of change in accounting principle per common share—diluted	$ (0.46)	$ 1.85	$ 1.84
Earnings (Loss) per common share—diluted	$ (0.43)	$ 1.85	$ 1.82
Common stock dividends declared per share of Dow common stock	$ 1.295	$ 1.16	$ 1.16
Weighted-average common shares outstanding—basic	901.8	893.2	874.9
Weighted-average common shares outstanding—diluted	901.8	904.5	893.5

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(IN MILLIONS, EXCEPT SHARE AMOUNTS) AT DECEMBER 31	2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 220	$ 278
Marketable securities and interest-bearing deposits	44	163
Accounts and notes receivable:		
Trade (net of allowance for doubtful receivables—2001: $123; 2000: $103)	2,868	3,655
Other	2,230	2,764
Inventories:		
Finished and work in process	3,569	3,396
Materials and supplies	871	817
Deferred income tax assets—current	506	250
Total current assets	10,308	11,323
Investments		
Investments in nonconsolidated affiliates	1,581	2,096
Other investments	1,663	2,528
Noncurrent receivables	802	674
Total investments	4,046	5,298
Property		
Property	35,890	34,852
Less accumulated depreciation	22,311	21,141
Net property	13,579	13,711
Other Assets		
Goodwill (net of accumulated amortization—2001: $569; 2000: $459)	3,130	1,928
Deferred income tax assets—noncurrent	2,248	1,968
Deferred charges and other assets	2,204	1,763
Total other assets	7,582	5,659
Total Assets	$35,515	$35,991
Liabilities and Stockholders' Equity		
Current Liabilities		
Notes payable	$ 1,209	$ 2,519
Long-term debt due within one year	408	318
Accounts payable:		
Trade	2,713	2,975
Other	926	1,594
Income taxes payable	190	258
Deferred income tax liabilities—current	236	35
Dividends payable	323	217
Accrued and other current liabilities	2,120	2,257
Total current liabilities	8,125	10,173
Long-Term Debt	9,266	6,613
Other Noncurrent Liabilities		
Deferred income tax liabilities—noncurrent	760	1,165
Pension and other postretirement benefits—noncurrent	2,475	2,238
Other noncurrent obligations	3,539	3,012
Total other noncurrent liabilities	6,774	6,415
Minority Interest in Subsidiaries	357	450
Preferred Securities of Subsidiaries	1,000	500
Stockholders' Equity		
Common stock (authorized 1,500,000,000 shares of $2.50 par value each; issued 981,377,562)	2,453	2,453
Additional paid-in capital	—	—
Unearned ESOP shares	(90)	(103)
Retained earnings	11,112	12,675
Accumulated other comprehensive loss	(1,070)	(560)
Treasury stock at cost (shares 2001: 76,540,276; 2000: 84,280,041)	(2,412)	(2,625)
Net stockholders' equity	9,993	11,840
Total Liabilities and Stockholders' Equity	$35,515	$35,991

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN MILLIONS) FOR THE YEARS ENDED DECEMBER 31	2001	2000	1999
Operating Activities			
Income (Loss) before cumulative effect of change in accounting principle	$ (417)	$ 1,675	$ 1,637
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,815	1,738	1,709
Purchased in-process research and development charges	69	6	6
Provision (Credit) for deferred income tax	(391)	143	260
Undistributed (earnings) losses of nonconsolidated affiliates	25	(222)	37
Minority interests' share in income	32	72	74
Net gain on sales of consolidated companies	—	—	(26)
Net (gain) loss on sales of nonconsolidated affiliates	2	(13)	—
Net gain on sales of property and businesses	(49)	(102)	(55)
Other net gain	(245)	(340)	(63)
Merger-related expenses and restructuring	906	—	—
Tax benefit—nonqualified stock option exercises	39	37	70
Changes in assets and liabilities that provided (used) cash:			
Accounts and notes receivable	1,340	(335)	(133)
Inventories	34	(559)	65
Accounts payable	(586)	429	193
Other assets and liabilities	(785)	(838)	(212)
Cash provided by operating activities	1,789	1,691	3,562
Investing Activities			
Capital expenditures	(1,587)	(1,808)	(2,176)
Proceeds from sales of property and businesses	153	166	128
Acquisitions of businesses, net of cash received	(2,301)	(678)	(441)
Proceeds from sales of consolidated companies	—	—	38
Investments in nonconsolidated affiliates	(92)	(186)	(208)
Advances to nonconsolidated affiliates, net of cash received	203	(179)	(24)
Proceeds from sales of nonconsolidated affiliates	181	47	—
Purchases of investments	(2,561)	(3,074)	(4,186)
Proceeds from sales of investments	3,330	4,618	3,338
Cash used in investing activities	(2,674)	(1,094)	(3,531)
Financing Activities			
Changes in short-term notes payable	(1,573)	136	(352)
Payments on long-term debt	(259)	(562)	(593)
Proceeds from issuance of long-term debt	3,165	401	1,640
Purchases of treasury stock	(5)	(4)	(480)
Proceeds from sales of common stock	146	150	667
Purchase of subsidiary preferred stock	—	—	(102)
Proceeds from issuance of preferred securities of subsidiaries	500	—	500
Distributions to minority interests	(80)	(74)	(36)
Dividends paid to stockholders	(1,063)	(904)	(891)
Cash provided by (used in) financing activities	831	(857)	353
Effect of Exchange Rate Changes on Cash	(4)	(9)	(9)
Summary			
Increase (Decrease) in cash and cash equivalents	(58)	(269)	375
Cash and cash equivalents at beginning of year	278	547	172
Cash and cash equivalents at end of year	$ 220	$ 278	$ 547

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(IN MILLIONS) FOR THE YEARS ENDED DECEMBER 31	2001	2000	1999
Common Stock			
Balance at beginning of year	$ 2,453	$ 818	$ 818
3-for-1 stock split	—	1,635	—
Balance at end of year	2,453	2,453	818
Additional Paid-in Capital			
Balance at beginning of year	—	165	—
3-for-1 stock split	—	(184)	—
Issuance of treasury stock at more than cost	—	—	165
Other	—	19	—
Balance at end of year	—	—	165
Unearned ESOP Shares			
Balance at beginning of year	(103)	(57)	(69)
Transfer from temporary equity	—	(64)	—
Shares allocated to ESOP participants	13	18	12
Balance at end of year	(90)	(103)	(57)
Retained Earnings			
Balance at beginning of year	12,675	13,357	12,680
Net income (loss) before preferred stock dividends	(385)	1,675	1,622
3-for-1 stock split	—	(1,451)	—
Preferred stock dividends declared	—	—	(5)
Common stock dividends declared	(1,162)	(906)	(888)
Other	(16)	—	(52)
Balance at end of year	11,112	12,675	13,357
Accumulated Other Comprehensive Income (Loss)			
Unrealized Gains on Investments at beginning of year	325	298	137
Unrealized gains (losses)	(319)	27	161
Balance at end of year	6	325	298
Cumulative Translation Adjustments at beginning of year	(834)	(646)	(525)
Translation adjustments	(148)	(188)	(121)
Balance at end of year	(982)	(834)	(646)
Minimum Pension Liability at beginning of year	(51)	(63)	(63)
Adjustments	(21)	12	—
Balance at end of year	(72)	(51)	(63)
Accumulated Derivative Gain (Loss) at beginning of year	—	—	—
Cumulative transition adjustment	65	—	—
Net hedging results	(45)	—	—
Reclassification to earnings	(42)	—	—
Balance at end of year	(22)	—	—
Total accumulated other comprehensive loss	(1,070)	(560)	(411)
Treasury Stock			
Balance at beginning of year	(2,625)	(2,932)	(3,100)
Purchases	(5)	(4)	(477)
Sales of treasury shares in open market	—	—	284
Issuance to employees and employee plans	218	311	361
Balance at end of year	(2,412)	(2,625)	(2,932)
Net Stockholders' Equity	$ 9,993	$11,840	$10,940

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(IN MILLIONS) FOR THE YEARS ENDED DECEMBER 31	2001	2000	1999
Net Income (Loss) Available for Common Stockholders	$(385)	$1,675	$1,617
Other Comprehensive Income (Loss), Net of Tax (tax amounts shown below for 2001, 2000, 1999)			
Unrealized gains (losses) on investments:			
Unrealized holding gains (losses) during the period (less tax of $(34), $20, $127)	(60)	35	213
Less: Reclassification adjustments for net amounts included in net income (loss) (less tax of $(152), $(4), $(31))	(259)	(8)	(52)
Cumulative translation adjustments (less tax of $(21), $(33), $(47))	(148)	(188)	(121)
Minimum pension liability adjustments (less tax of $(8), $5, $0)	(21)	12	—
Net loss on cash flow hedging derivative instruments (less tax of $(13) for 2001)	(22)	—	—
Total other comprehensive income (loss)	(510)	(149)	40
Comprehensive Income (Loss)	$(895)	$1,526	$1,657

See Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

A. Summary of Significant Accounting Policies and Accounting Changes

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements of The Dow Chemical Company and its subsidiaries ("Dow" or the "Company") include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control and for which control is other than temporary. Intercompany transactions and balances are eliminated in consolidation. Investments in nonconsolidated affiliates (20–50 percent owned companies, joint ventures and partnerships, and majority-owned subsidiaries over which the Company does not exercise control) are accounted for on the equity basis.

The consolidated financial statements give retroactive effect to the merger of the Company and Union Carbide Corporation ("Union Carbide"), which was completed on February 6, 2001, and accounted for as a pooling of interests (see Note C for additional information).

Certain reclassifications of prior years' amounts have been made to conform to the presentation adopted for 2001.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's consolidated financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Foreign Currency Translation

The local currency has been primarily used as the functional currency throughout the world. Translation gains and losses of those operations that use local currency as the functional currency are included in the consolidated balance sheets as "Accumulated other comprehensive income (loss)" ("AOCI"). Where the U.S. dollar is used as the functional currency, foreign currency gains and losses are reflected in income.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the consolidated balance sheets as "Other noncurrent obligations" at undiscounted amounts. Accruals for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in the consolidated balance sheets as "Noncurrent receivables."

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to environmental contamination treatment and cleanup are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued when such costs are probable and estimable.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

A. Summary of Significant Accounting Policies and Accounting Changes *(continued)*

Financial Instruments
The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available for various types of financial instruments (such as forwards, options and swaps), the Company uses standard pricing models, which take into account the present value of estimated future cash flows.

The Company utilizes derivative instruments to manage exposures to currency exchange rates, commodity prices and interest rate risk. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these instruments are reported in income or AOCI, depending on the use of the derivative and whether it qualifies for hedge accounting treatment.

Gains and losses on derivative instruments qualifying as cash flow hedges are recorded in AOCI, to the extent the hedges are effective, until the underlying transactions are recognized in income. To the extent effective, gains and losses on derivative and non-derivative instruments used as hedges of the Company's net investment in foreign operations are recorded in AOCI as part of the cumulative translation adjustment. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Gains and losses on derivative instruments designated and qualifying as fair value hedging instruments as well as the offsetting losses and gains on the hedged items are reported in income in the same accounting period. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in income.

Inventories
Inventories are stated at the lower of cost or market. The method of determining cost is used consistently from year to year at each subsidiary and varies among last-in, first-out ("LIFO"); first-in, first-out ("FIFO"); and average cost.

Property
Land, buildings and equipment, including property under capital lease agreements, are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is generally provided using the straight-line method. For most assets capitalized through 1996, the declining balance method was used. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

The Company evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Investments
Investments in debt and marketable equity securities, including warrants, are classified as either trading, available-for-sale, or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income. Those classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in AOCI. Those classified as held-to-maturity are recorded at amortized cost. The cost of investments sold is determined by specific identification.

The excess of the cost of investments in subsidiaries over the values assigned to assets and liabilities acquired through June 30, 2001, is shown as goodwill and is amortized on a straight-line basis over its estimated useful life (maximum 40 years) through December 31, 2001. There were no investments made after June 30, 2001, that resulted in the recording of goodwill. Effective January 1, 2002, goodwill will no longer be amortized, but will be subject to the impairment provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." See Accounting Changes below for further discussion.

Revenue
Sales are recognized when the revenue is realized or realizable, and has been earned. In general, revenue is recognized as risk and title to the product transfers to the customer, which usually occurs at the time shipment is made; as services are rendered; or in relation to licensee production levels.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted rates.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued. Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be permanently invested.

Earnings per Common Share
The calculation of earnings per common share is based on the weighted-average number of the Company's common shares outstanding during the applicable period. Periods prior to 2001 have been adjusted to reflect the effects of the issuance of common shares of the Company in exchange for the common shares of Union Carbide. The calculation for diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective periods.

Accounting Changes
In 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of certain internal-use computer software costs. SOP 98-1 was adopted by the Company on January 1, 1999. The Company's

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

previous accounting policy was to expense such costs as incurred; therefore, adoption of this statement resulted in a favorable, though immaterial, initial impact on earnings.

In 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs, requiring those costs to be expensed as incurred. The Company's previous policy regarding the treatment of these costs was substantially consistent with SOP 98-5, with the exception of certain nonconsolidated affiliates of Union Carbide, which capitalized the cost of start-up activities. Therefore, adoption of this standard on January 1, 1999, resulted in a charge of $27 ($20 after tax) as a cumulative effect of change in accounting principle.

In December 1999, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition. The Company has determined that SAB 101's revenue recognition guidelines are consistent with the Company's existing revenue recognition policies; therefore, SAB 101 did not have a material impact on the Company's consolidated financial statements.

In May 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus with respect to EITF Issue 00–10, "Accounting for Shipping and Handling Fees and Costs." EITF 00–10 recognized the inconsistencies in practice with regard to the recording of shipping and handling costs incurred by most companies that sell goods. The Company, with the exception of Union Carbide, historically recorded freight and any directly related associated cost of transporting finished product to customers as a reduction of net sales. At the end of 2000, following the guidance of EITF 00–10, the Company reclassified these costs to cost of sales for all periods presented. As a result, reported net sales increased approximately 4 percent, with a corresponding increase in cost of sales.

The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of SFAS No. 133. Based on the revised effective date, the Company adopted SFAS No. 133, as amended by SFAS No. 138, on January 1, 2001. See Note J regarding the impact of adoption.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement, which replaces SFAS No. 125, revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures, but it carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. It was effective for recognition and reclassifications of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a material impact on the Company's consolidated financial statements. See Note Q regarding sales of certain qualifying accounts receivables.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements replace Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and APB Opinion No. 17, "Intangible Assets," respectively. Under SFAS No. 141 all business combinations initiated after June 30, 2001, are accounted for using only the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under this statement, goodwill will not be amortized, but will be subject to impairment testing, with the exception of goodwill arising from investments in nonconsolidated affiliates, which will continue to be subject to the impairment provisions of APB No. 18, "The Equity Method of Accounting for Investments in Common Stock." Amortization of existing goodwill ($130 in 2001, $108 in 2000 and $130 in 1999) will cease upon adoption of SFAS No. 142 on January 1, 2002. Net negative goodwill of $89 associated with the acquisition of BSL (see Note C) will be written off and included in the cumulative effect of change in accounting principle in the first quarter of 2002. The impact of the Company's goodwill impairment test will result in a charge of approximately $21, which will also be included in the cumulative effect of change in accounting principle in the first quarter of 2002.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the related long-lived asset. The liability is adjusted to its present value each period and the asset is depreciated over its useful life. A gain or loss may be incurred upon settlement of the liability. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of adopting this statement.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of segments of a business. The statement creates one accounting model, based on the framework established in SFAS No. 121, to be applied to all long-lived assets including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company determined that its current accounting policy for the impairment of long-lived assets is consistent with SFAS No. 144.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

B. Purchased In-Process Research and Development, Special Charges, and Merger-Related Expenses and Restructuring

Purchased In-Process Research and Development

Purchased in-process research and development ("IPR&D") represents the value assigned in a purchase business combination to research and development projects of the acquired business that had commenced but had not yet been completed at the date of acquisition and which have no alternative future use. In accordance with SFAS No. 2, "Accounting for Research and Development Costs," as clarified by FASB Interpretation No. 4, amounts assigned to IPR&D meeting the above-stated criteria must be charged to expense as part of the allocation of the purchase price of the business combination.

The method used to determine the purchase price allocations for IPR&D for the acquisitions listed below was an income or cash flow method. The calculations were based on estimates of operating earnings, capital charges (representing the effect of capital expenditures), trade name royalties, charges for core technology, and working capital requirements to support the cash flows attributed to the technologies. The after-tax cash flows were bifurcated to reflect the stage of development of each technology. Discount rates reflecting the stage of development and the risk associated with each technology were used to value IPR&D. The Company has substantial experience in research and development projects for new products, which enables it to establish realistic time frames for the completion of such projects; therefore, the Company believes there is limited risk that the projects described below will not be concluded within reasonable proximity to the expected completion dates.

Dow completed its acquisition of Mycogen in 1998. In allocating the purchase price for Mycogen and its related acquisitions of several small seed companies, the Company recorded a pretax IPR&D charge of $79 against the Agricultural Products segment in 1998. Projects associated with the technology acquired included Bt technology, an input trait used to protect crops from insect pests, various biotechnology projects to enhance crop quality or output traits, and germplasm development. 2000 activity included the abandonment of three projects and revisions to planned future spending on active projects. Expenditures related to these projects were $16 in 2001, $8 in 2000 and $4 in 1999. At year-end 2001, the remaining projects ranged from 11 percent to 67 percent complete, with expected completion in years 2002 through 2008 at an estimated additional cost of $56.

In 1998, the Company completed the appraisal of the technology acquired with the purchase of Eli Lilly and Company's 40 percent interest in DowElanco and recorded a pretax IPR&D charge of $220 in the Agricultural Products segment. Projects associated with the technology included naturally derived insecticides, herbicides and fungicides, and various biotechnology projects to enhance crops and to protect them from disease and pests. 2000 activity included the abandonment of two projects and revisions to planned future spending on active projects. Expenditures related to these projects were $5 in 2001 and 2000, and $4 in 1999. At year-end 2001, the remaining projects ranged from 22 percent to 74 percent complete, with expected completion in years 2006 through 2009 at an estimated additional cost of $82.

In 1999, the Company completed the appraisal of the technology acquired with the purchase of ANGUS Chemical (see Note C) and recorded a pretax IPR&D charge of $6 as part of the Performance Chemicals segment. Projects associated with technology acquired are expected to improve profitability and create new growth opportunities in the nitroparaffin-based business. Projects range from 3 percent to 100 percent complete.

In 2000, the Company completed the appraisal of the technology acquired with the purchase of Flexible Products (see Note C) and recorded a pretax IPR&D charge of $6 in the Performance Plastics segment. Projects associated with technology acquired are expected to improve profitability and create new growth opportunities in the Polyurethanes formulations-based business. Projects range from 50 percent to 100 percent complete.

In 2001, the Company completed the appraisal of the technology acquired with the purchase of Rohm and Haas Company's agricultural chemicals business (see Note C) and recorded a pretax IPR&D charge of $69 in the Agricultural Products segment. Projects associated with technology acquired are expected to create new growth opportunities for fungicides. When acquired, projects were approximately 5 percent complete, with expected completion in 2007 at an estimated additional cost of $39.

Special Charges

In 1999, a special charge of $94 was recorded for a cost reduction and business restructuring program in the Agricultural Products segment. The program, which was announced in November 1999, impacted operations in the United States, Europe, Middle East/Africa and Latin America. The charge included severance of $51 for approximately 700 employees, inventory write-offs of $17 and asset write-offs of $26. During 2000, $45 of the severance reserve was used to reduce headcount by 690 individuals, leaving a balance of $6. Additionally, seeds inventory was written off, fully utilizing the inventory reserve. The remaining balance at December 31, 2000, for additional asset write-offs and accrued demolition costs related to the plan was $20. At December 31, 2001, the program was substantially complete.

Merger-Related Expenses and Restructuring

On March 29, 2001, Dow's management made certain decisions relative to employment levels, duplicate assets and facilities and excess capacity resulting from the Union Carbide merger. These decisions were based on management's assessment of the actions necessary to achieve synergies as a result of the merger. The economic effects of these decisions, combined with merger-related transaction costs and certain asset impairments, resulted in a pretax special charge in the first quarter of 2001 of $1,384, which was included in Unallocated and Other for segment reporting purposes.

The special charge included $643 for employee-related costs, which consisted predominantly of provisions for employee severance, change of control obligations, medical and retirement benefits, and outplacement services. The Company's integration plans included a workforce reduction of approximately 4,500 people, primarily from Union Carbide's administrative, marketing, purchasing, research

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

and development, and manufacturing workforce. The charge for severance was based upon the severance plan provisions communicated to employees. The Company expects that approximately 66 percent of the employee-related costs will be expended in cash within the first two years following the merger, though the timing of severance payments is dependent upon employee elections. Expenditures with respect to employee-related costs associated with pension and postretirement benefit plans will occur over a much more extended period that is not currently determinable. During the fourth quarter of 2001, a review of the Company's integration plans resulted in a revision to the estimated workforce reduction, as actual reductions had exceeded the original plans. Consequently, the severance provision was increased $56 for an additional workforce reduction of approximately 600 people. As of December 31, 2001, severance of $333 had been paid to approximately 3,100 former employees.

The special charge included $122 for transaction costs, which consisted primarily of investment banking, legal and accounting fees. All of these costs had been paid at March 31, 2001.

The special charge included $619 for the write-down of duplicate assets and facilities directly related to the merger, the loss on divestitures required to obtain regulatory approval for the merger, asset impairments and lease abandonment reserves. Duplicate assets consisted principally of capitalized software costs, information technology equipment, and research and development facilities and equipment, all of which were written off during the first quarter. The fair values of the impaired assets, which include production facilities and transportation equipment, were determined based on discounted cash flows and an appraisal, respectively. These components of the special charge will require limited future cash outlays, and will result in a decrease in annual depreciation of approximately $62. In November 2001, the decision to close a research and development facility in Bound Brook, New Jersey, was reversed, in light of difficult economic conditions; the facility will now remain open until at least 2005. Consequently, $55 of the special charge was reversed during the fourth quarter. At December 31, 2001, $77 of the reserve remained for the abandonment of leased facilities and demolition costs.

In addition to the special charge, one-time merger and integration costs totaled $115 in 2001.

The following table summarizes the activity in the special charge reserve for 2001:

	1ST QUARTER 2001 SPECIAL CHARGE	ADJUSTMENTS TO RESERVE	CHARGES AGAINST RESERVE	BALANCE AT YEAR-END
Labor-related costs	$ 643	$ 43	$ (333)	$353
Transaction costs	122	—	(122)	—
Write-down of duplicate assets and facilities	619	(55)	(487)	77
One-time merger and integration costs	—	115	(115)	—
Total	$1,384	$103	$(1,057)	$430

C. Acquisitions and Divestitures

Union Carbide Corporation Merger

In August 1999, The Dow Chemical Company and Union Carbide announced a definitive merger agreement for a tax-free, stock-for-stock transaction. Under the agreement, Union Carbide stockholders received 1.611 shares of Dow stock (on a post-split basis) for each share of Union Carbide stock they owned, for a total of approximately 219 million shares. Based upon Dow's closing price of $124 11/16 (pre-split) on August 3, 1999, the transaction was valued at $66.96 per Union Carbide share, or $11.6 billion in aggregate including the assumption of $2.3 billion of net debt. According to the agreement, the merger was subject to certain conditions, including approval by Union Carbide stockholders and review by antitrust regulatory authorities in the United States, Europe and Canada. Union Carbide stockholders approved the merger on December 1, 1999. On May 3, 2000, the European Commission approved the merger subject to certain conditions. On February 6, 2001, after receiving clearance from the U.S. Federal Trade Commission, the Canadian Competition Bureau and other jurisdictions around the world, Union Carbide merged with a subsidiary of The Dow Chemical Company, and Union Carbide became a wholly owned subsidiary of Dow. As part of the regulatory approval process, the Company agreed to:

- Divest certain European polyethylene assets. *(The sale of Union Carbide's 50 percent ownership in Polimeri Europa S.r.l. to EniChem was completed in April 2001.)*
- Divest and license certain polyethylene gas-phase technology globally. *(Completed in the first quarter of 2001.)*
- Contribute the *Unipol* polyethylene process technology licensing and polyethylene conventional catalyst businesses of Union Carbide to Univation Technologies LLC. *(Occurred simultaneously with the merger.)*
- Divest Dow's worldwide ethyleneamines business (with the exception of Dow's facility in Terneuzen, The Netherlands). *(Business was sold to Huntsman International, LLC in the first quarter of 2001.)*
- Divest Dow's worldwide ethanolamines business. *(Business was sold to INEOS plc in the first quarter of 2001.)*
- Divest the North American *Gas/Spec* gas treating business. *(Business was sold to INEOS plc in the first quarter of 2001.)*

The Union Carbide merger was accounted for as a pooling of interests. Accordingly, the consolidated financial statements give retroactive effect to the merger and include the combined accounts of Dow and Union Carbide for all periods presented. See Note B regarding a special charge for merger-related expenses and restructuring recorded during 2001.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

C. Acquisitions and Divestitures *(continued)*

The following table shows the historical results of Dow and Union Carbide for the periods prior to the consummation of the merger:

	2000	1999
Net Sales:		
Dow	$23,008	$19,989
Union Carbide	6,526	5,870
Total	$29,534	$25,859
Net Income:		
Dow	$ 1,513	$ 1,326
Union Carbide	162	291
Total	$ 1,675	$ 1,617

Other Significant Acquisitions and Divestitures

In April 1995, the Company signed an agreement with Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS") for the privatization of three state-owned chemical companies in eastern Germany, Buna Sow Leuna Olefinverbund ("BSL"). Economic transfer of business operations to the Company, through the privatization agreement and various service agreements, occurred in June 1995, and the Company began a reconstruction program of the sites. In September 1997, the Company acquired 80 percent ownership in BSL for an investment of $174; BvS maintained 20 percent ownership. The Company had a call option and BvS a put option for the remaining 20 percent of BSL after the reconstruction period. In May 2000, the Company announced the completion of the reconstruction program and, for an additional investment of $156, acquired the remaining 20 percent of BSL. On June 1, 2000, BSL became a wholly owned subsidiary of the Company and, beginning on that date, the financial results of BSL are fully consolidated.

BvS provided certain incentives during the reconstruction period to cover portions of the reconstruction program and retained environmental cleanup obligations for existing facilities. Incentives related to property construction reduced the cost basis of such property. Incentives related to expenses during the reconstruction period were recognized as such expenses were incurred. During the reconstruction period, the Company included the financial results of BSL as a nonconsolidated affiliate.

In October 1999, the Company acquired CanStates Holdings, Inc. and its subsidiary, ANGUS Chemical Company, from TransCanada PipeLines Limited for approximately $350. ANGUS Chemical is a global leader in the manufacture and marketing of specialty nitroparaffins and their derivatives, which are sold into over 40 industries.

In February 2000, the Company acquired Flexible Products Company of Marietta, Georgia, for approximately $160. Flexible Products Company was one of the largest polyurethane systems suppliers in North America and a leader in custom polyurethane foam formulations and dispensing technology.

In December 2000, the Company sold its 32.5 percent ownership interest in the Cochin pipeline system to NOVA Chemicals Corp. for $119, resulting in a pretax gain of $98. The Company initially announced its agreement to sell its interest in the pipeline to a unit of Williams' energy services business in August 2000. In October 2000, NOVA Chemicals Corp., one of the owners of Cochin, exercised its right of first refusal as provided in the contractual agreements among the Cochin owners.

In January 2001, the Company acquired the 50 percent interest in Gurit-Essex AG that it did not previously own from Gurit-Heberlein AG for approximately $390. Gurit-Essex AG is the largest European supplier of automotive adhesives, sealants and body engineered systems for the automotive OEM and aftermarket. The acquisition has globalized Dow Automotive's product availability and doubled the Company's adhesives, sealants and body engineered systems business.

On February 9, 2001, Dow announced it had reached an agreement with EniChem to acquire its polyurethanes business, which had annual sales of approximately $500. The acquisition, which strengthens Dow's polyurethanes portfolio by enhancing its European presence, was completed in April 2001 for a net cash cost of approximately $80. Under the terms of the agreement, Dow divested Union Carbide's 50 percent interest in Polimeri Europa S.r.l. to EniChem in order to satisfy the European Commission's conditions for approval of the merger. Allocation of the purchase price to the assets acquired and liabilities assumed has not been completed for this acquisition. Final determination of the fair values to be assigned may result in adjustments to the preliminary values assigned at the date of acquisition.

On March 8, 2001, Dow announced it had reached an agreement to acquire Rohm and Haas Company's agricultural chemicals business, including working capital, for approximately $1 billion. After receiving regulatory approval, the Company announced completion of the acquisition on June 1, 2001. During the third quarter of 2001, the Company recorded a pretax charge of $69 for IPR&D costs as part of the allocation of the purchase price (see Note B). Allocation of the purchase price to the assets acquired and liabilities assumed has not been completed for this acquisition. Final determination of the fair values to be assigned may result in adjustments to the preliminary values assigned at the date of acquisition, and could principally impact goodwill and property.

On March 29, 2001, Dow announced it was making a tender offer to acquire 100 percent of the outstanding shares of Ascot Plc, a publicly traded U.K. company with annual chemical sales of approximately $335. The European Commission granted regulatory approval of the acquisition on May 11, 2001, and the Company declared its offer to acquire Ascot wholly unconditional on June 1, 2001. The acquisition is valued at approximately $450. Dow has integrated the Fine Chemicals and Specialty Chemicals businesses of Ascot into Dow's Performance Chemicals' business group. Allocation of the purchase price to the assets acquired and liabilities assumed has not been completed for this acquisition. Final determination of the fair values to be assigned may result in adjustments to the preliminary values assigned at the date of acquisition.

See Note B regarding certain charges recorded related to acquisitions and divestitures.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

D. Income Taxes

Operating loss carryforwards at December 31, 2001, amounted to $4,765 compared with $3,541 at the end of 2000. Of the operating loss carryforwards, $276 is subject to expiration in the years 2002 through 2006. The remaining balances expire in years beyond 2006 or have an indefinite carryforward period. Tax credit carryforwards at December 31, 2001, amounted to $508, of which $387 is subject to expiration in the years 2002 through 2006. The remaining tax credit carryforwards expire in years beyond 2006.

Undistributed earnings of foreign subsidiaries and related companies which are deemed to be permanently invested amounted to $5,202 at December 31, 2001, $4,297 at December 31, 2000, and $3,897 at December 31, 1999. It is not practicable to calculate the unrecognized deferred tax liability on those earnings.

The Company's valuation allowance of $264 at December 31, 2000, related to BSL (see Note C). Upon consolidation of BSL on June 1, 2000, the valuation allowance was $495. During 2000, this allowance was reduced $231. The valuation allowance reduces BSL's deferred tax asset in recognition of the uncertainty regarding full realization of the tax benefit. BSL's deferred tax asset is a result of tax net operating losses during the five-year reconstruction period and the excess of the tax basis over the financial reporting basis of its fixed assets. The Company's valuation allowance was $295 at December 31, 2001, up $31 from year-end 2000 primarily due to the addition of new valuation allowances for operations in Argentina, Brazil and South Africa.

In 2000, Germany enacted a lower corporate income tax rate effective January 1, 2001. This change reduced the value of the deferred tax asset of BSL by $201 and resulted in a $9 decrease in the provision for deferred income tax for the other Dow subsidiaries in Germany.

Domestic and Foreign Components of Income (Loss) before Income Taxes and Minority Interests

	2001	2000	1999
Domestic	$(1,214)	$ 861	$1,248
Foreign	601	1,725	1,342
Total	$ (613)	$2,586	$2,590

Reconciliation to U.S. Statutory Rate

	2001	2000	1999
Taxes at U.S. statutory rate	$(215)	$905	$906
Amortization of nondeductible intangibles	37	30	35
Foreign rates other than 35%[1]	32	(33)	(1)
U.S. tax effect of foreign earnings and dividends	2	(13)	(31)
U.S. business and R&D credits	(45)	(21)	(23)
Other—net	(39)	(29)	(12)
Total tax provision (credit)	$(228)	$839	$874
Effective tax rate	37.2%	32.4%	33.7%

(1) 2000 includes the effects of changes in German tax rates on deferred tax balances and a reduction in the BSL valuation allowance.

Provision (Credit) for Income Taxes

	2001			2000			1999		
	CURRENT	DEFERRED	TOTAL	CURRENT	DEFERRED	TOTAL	CURRENT	DEFERRED	TOTAL
Federal	$(111)	$(431)	$(542)	$179	$161	$340	$234	$143	$377
State and local	31	(24)	7	23	19	42	14	30	44
Foreign	243	64	307	494	(37)	457	366	87	453
Total	$ 163	$(391)	$(228)	$696	$143	$839	$614	$260	$874

Deferred Tax Balances at December 31

	2001	2000
Property	$(1,168)	$(1,318)
Tax loss and credit carryforwards	2,171	1,566
Long-term debt	(68)	61
Postretirement benefit obligations	728	669
Other accruals and reserves	(10)	314
Investments	372	49
Inventory	134	179
Other—net	(106)	(238)
Subtotal	$ 2,053	$ 1,282
Valuation allowance	(295)	(264)
Total	$ 1,758	$ 1,018

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

E. Inventories

The reserves required to adjust inventories from the first-in, first-out ("FIFO") basis to the last-in, first-out ("LIFO") basis amounted to a decrease of $146 at December 31, 2001, and a decrease of $682 at December 31, 2000. The inventories that were valued on a LIFO basis, principally hydrocarbon and U.S. chemicals and plastics product inventories, represented 36 percent of the total inventories at December 31, 2001, and 38 percent of the total inventories at December 31, 2000.

A reduction of certain inventories resulted in the liquidation of some quantities of LIFO inventory, which increased pretax income $19 in 2001, $67 in 2000 and $51 in 1999.

F. Significant Nonconsolidated Affiliates and Related Company Transactions

In May 1995, Dow Corning Corporation ("Dow Corning"), in which the Company is a 50 percent shareholder, filed for protection under Chapter 11 of the U.S. Bankruptcy Code (see Note P). As a result, the Company fully reserved its investment in Dow Corning and reserved its 50 percent share of equity earnings from that time through the third quarter of 2000.

The Company's investments in related companies accounted for by the equity method ("nonconsolidated affiliates") were $1,581 at December 31, 2001, and $2,096 at December 31, 2000. These amounts approximate the Company's proportionate share of the underlying net assets of the companies accounted for by the equity method. Differences between the Company's investments in nonconsolidated affiliates and its share of the investees' net assets (exclusive of Dow Corning) are amortized over the estimated useful lives.

The summarized financial information below represents the combined accounts (at 100 percent) of the principal nonconsolidated affiliates: BSL; Compañía Mega S.A.; Dow Corning; DuPont Dow Elastomers L.L.C.; EQUATE Petrochemical Company K.S.C.; Gurit-Essex AG; Nippon Unicar Company Limited; Petromont and Company, Limited Partnership; Polimeri Europa S.r.l.; Total Raffinaderij Nederland N.V.; and UOP LLC. The Company's investment in these companies was $1,062 at December 31, 2001, and $1,338 at December 31, 2000, and its equity in their earnings was $84 in 2001, $390 in 2000 and $182 in 1999, after reserving the earnings related to Dow Corning through the third quarter of 2000.

On June 1, 2000, BSL became a wholly owned subsidiary of the Company and, beginning on that date, the financial results of BSL are fully consolidated (see Note C). As a result, the summarized balance sheet information below does not include BSL's assets and liabilities. The summarized income statement information for 2000 includes BSL's sales, gross profit and net income from January 1, 2000, through May 31, 2000.

On January 10, 2001, Gurit-Essex AG became a wholly owned subsidiary of the Company and, beginning on that date, the financial results of Gurit-Essex AG are fully consolidated (see Note C). In April 2001, in order to satisfy the European Commission's condition for approval of the Union Carbide merger, the Company divested its 50 percent interest in Polimeri Europa S.r.l. to EniChem S.p.A. The summarized balance sheet and income statement information below for 2001 does not include Gurit-Essex AG or Polimeri Europa S.r.l. (see Note C).

Summarized Balance Sheet Information at December 31

	2001	2000
Current assets	$3,473	$ 4,062
Noncurrent assets	6,502	8,770
Total assets	$9,975	$12,832
Current liabilities	$1,925	$ 2,293
Noncurrent liabilities	5,439	7,429
Total liabilities	$7,364	$ 9,722

Summarized Income Statement Information

	2001	2000	1999
Sales	$5,575	$8,737	$7,857
Gross profit	1,405	2,140	1,482
Net income	100	673	381

Dividends received from related companies were $54 in 2001, $132 in 2000 and $153 in 1999.

The Company has service agreements with some of these entities, including contracts to manage the operations of manufacturing sites and the construction of new facilities; licensing and technology agreements; and marketing, sales, purchase and lease agreements. Transactions with related companies and balances due to related companies were not material to the consolidated financial statements.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

G. Property

Property at December 31

	ESTIMATED USEFUL LIVES (YEARS)	2001	2000
Land	—	$ 445	$ 425
Land and waterway improvements	15–25	994	1,009
Buildings	5–55	3,009	2,724
Machinery and equipment	3–20	26,221	24,688
Utility and supply lines	5–20	1,584	2,754
Other	3–30	2,351	2,267
Construction in progress	—	1,286	985
Total		$35,890	$34,852

	2001	2000	1999
Depreciation expense	$1,595	$1,554	$1,516
Manufacturing maintenance and repair costs	1,015	1,027	889
Capitalized interest	54	98	96

H. Leased Property

The Company routinely leases premises for use as sales and administrative offices, warehouses and tanks for product storage, motor vehicles, railcars, computers, office machines, and equipment under operating leases. In addition, the Company leases gas turbines at two U.S. locations, aircraft in the U.S., ethylene plants in Argentina and Canada, and a polyethylene plant in Argentina. At the termination of the leases, the Company has the option to purchase these plants and certain other leased equipment and buildings.

Rental expenses under operating leases, net of sublease rental income, were $469 for 2001, $431 for 2000 and $435 for 1999.

Minimum Operating Lease Commitments at December 31, 2001

2002	$ 270
2003	226
2004	189
2005	162
2006	115
2007 and thereafter	871
Total	$1,833

I. Notes Payable, Long-Term Debt and Available Credit Facilities

Notes payable consisted primarily of obligations due to banks with a variety of interest rates and maturities.

Notes Payable at December 31

	2001	2000
Commercial paper	$ 205	$1,394
Other notes payable	1,004	1,125
Total	$1,209	$2,519
Year-end average interest rates[1]	4.07%	6.88%

(1) Excluding the effects of short-term borrowings in highly inflationary countries.

Long-Term Debt at December 31

	2001 AVERAGE RATE	2001	2000 AVERAGE RATE	2000
Promissory notes and debentures:				
Final maturity 2002	6.95%	$ 348	6.95%	$ 346
Final maturity 2003	6.62%	523	6.62%	523
Final maturity 2004	5.25%	1,000	—	—
Final maturity 2005	7.00%	298	7.00%	300
Final maturity 2006	8.63%	188	8.63%	188
Final maturity 2007 and thereafter[1]	7.12%	4,756	7.60%	3,427
Foreign bonds:				
Final maturity 2001, Japanese yen	—	—	6.38%	218
Final maturity 2003, Euro	5.00%	133	5.00%	139
Final maturity 2006, Japanese yen	0.71%	228	—	—
Other facilities:				
U.S. dollar loans—various rates and maturites	—	65	—	153
Foreign currency loans—various rates and maturites	—	66	—	91
Dow ESOP, final maturity 2004	9.42%	42	9.42%	53
Medium-term notes, varying maturities through 2022	—	292	—	303
Foreign medium-term notes, final maturity 2006, Euro	5.00%	523	—	—
Pollution control/industrial revenue bonds, varying maturities through 2031	—	1,247	—	1,203
Unexpended construction funds	—	—	—	(10)
Capital lease obligations	—	46	—	76
Unamortized debt discount	—	(81)	—	(79)
Long-term debt due within one year	—	(408)	—	(318)
Total	6.21%	$9,266	7.00%	$6,613

(1) Holders of $250 of debentures due in 2025 may request redemption on June 1, 2005.

Annual Installments on Long-Term Debt for the Next Five Years

2002	$ 408
2003	774
2004	1,109
2005	399
2006	994

The Company had unused and available credit facilities at December 31, 2001, with various U.S. and foreign banks totaling $3.1 billion. These credit facilities require the payment of commitment fees. Additional unused credit facilities totaling $1.0 billion were available for use by foreign subsidiaries. These facilities are available in support of commercial paper borrowings and working capital requirements.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

J. Financial Instruments

Investments

The Company's investments in marketable securities are primarily classified as available-for-sale. Maturities for approximately 30 percent of the debt securities were less than five years at December 31, 2001.

Investing Results

	2001	2000	1999
Proceeds from sales of available-for-sale securities	$2,900	$4,231	$3,271
Gross realized gains	410	343	159
Gross realized losses	(157)	(163)	(104)

Risk Management

The Company's risk management program for interest rate, foreign currency and commodity risks is based on fundamental, mathematical and technical models that take into account the implicit cost of hedging. Risks created by derivative instruments and the mark-to-market valuations of positions are strictly monitored at all times. The Company uses value at risk and stress tests to monitor risk. Credit risk arising from these contracts is not significant because the counterparties to these contracts are major international financial institutions and the Company does not anticipate any such losses. The net cash requirements arising from risk management activities are not expected to be material. The Company reviews its overall financial strategies and impacts from using derivatives in its risk management program with the Board of Directors' Finance Committee and revises its strategies as market conditions dictate.

The Company minimizes concentrations of credit risk through its global orientation in diverse businesses with a large number of diverse customers and suppliers. No significant concentration of credit risk existed at December 31, 2001.

Interest Rate Risk Management

The Company enters into various interest rate contracts with the objective of lowering funding costs or altering interest rate exposures related to fixed and variable rate obligations. In these contracts, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount.

The notional principal amounts on all types of interest derivative contracts at December 31, 2001, totaled $3,522 with a weighted-average remaining life of 4.6 years. At December 31, 2000, the notional principal amounts totaled $1,052 with a weighted-average remaining life of 6.8 years.

Interest Derivatives at December 31, 2001

	Notional Amount	Maturities	Weighted-Average Rate Receive	Weighted-Average Rate Pay
Receive fixed hedge	$1,113	2002–2029	4.9%	3.6%
Receive floating hedge	550	2004–2009	2.1%	6.1%
Other	1,859	2002–2006	—	—

Interest Derivatives at December 31, 2000

	Notional Amount	Maturities	Weighted-Average Rate Receive	Weighted-Average Rate Pay
Receive fixed hedge	$700	2002–2022	7.3%	6.8%
Receive floating hedge	190	2002–2004	6.2%	6.8%
Other	162	2001–2003	—	—

Foreign Currency Risk Management

The Company's global operations require active participation in foreign exchange markets. The Company enters into foreign exchange forward contracts and options to hedge various currency exposures or create desired exposures. Exposures primarily relate to assets and liabilities and bonds denominated in foreign currencies, as well as economic exposure, which is derived from the risk that currency fluctuations could affect the dollar value of future cash flows related to operating activities. The primary business objective of the activity is to optimize the U.S. dollar value of the Company's assets, liabilities and future cash flows with respect to exchange rate fluctuations. Assets and liabilities denominated in the same foreign currency are netted, and only the net exposure is hedged.

The Company had forward contracts and options to buy, sell or exchange foreign currencies with a U.S. dollar equivalent of $5,741 at December 31, 2001, and $11,148 at December 31, 2000. These contracts and options had various expiration dates, primarily in the first quarter of the next year.

Commodity Risk Management

The Company has exposure to the prices of commodities in its procurement of certain raw materials. The primary purpose of commodity hedging activities is to manage the volatility associated with these forecasted inventory purchases. The Company had futures contracts, options and swaps to buy, sell or exchange commodities. Open futures contracts at December 31, 2001, had notional amounts of 150,000 million Btu of natural gas with a weighted-average settlement price of $3.44 per million Btu. These contracts had various expiration dates in 2002. Combination options for natural gas at December 31, 2001, had a notional amount of 82,000,000 million Btu and weighted-average strike prices per million Btu as follows: long call ($3.54), short call ($4.70) and short put ($2.60). These options had various expiration dates in 2002 through 2004.

Commodity Derivatives at December 31, 2001

Notional Amounts in Million Btu	Notional Amount	Maturities	Weighted-Average Rate Receive	Weighted-Average Rate Pay
Natural gas hedges:				
Receive fixed	27,400,000	2002–2003	$2.56	$2.78
Receive floating	27,000,000	2002–2003	2.78	2.69
Other	18,240,000	2002	2.29	2.25

The Company also had swaps for feedstocks and fuel oil at December 31, 2001, which were not significant.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

Fair Value of Financial Instruments at December 31

	2001				2000			
	COST	GAIN	LOSS	FAIR VALUE	COST	GAIN	LOSS	FAIR VALUE
Marketable securities:								
Debt securities	$ 952	$ 18	$ (12)	$ 958	$ 1,048	$ 35	$ (6)	$ 1,077
Equity securities	630	47	(35)	642	924	546	(61)	1,409
Other	5	—	—	5	119	—	—	119
Total	$ 1,587	$ 65	$ (47)	$ 1,605	$ 2,091	$581	$ (67)	$ 2,605
Long-term debt including debt due within one year[1]	$(9,674)	$ 7	$(516)	$(10,183)	$(6,931)	$ 16	$(235)	$(7,150)
Derivatives relating to:								
Foreign currency	—	$154	$(117)	$ 37	—	$445	$(595)	$ (150)
Interest rates	—	27	(34)	(7)	—	32	(7)	25
Commodities[2]	—	4	(29)	(25)	—	—	—	—

(1) Cost in 2001 includes fair value adjustments per SFAS No. 133 of $22.
(2) Prior to the adoption of SFAS No. 133, commodity contracts were not reported in the consolidated balance sheets.
Cost approximates fair value for all other financial instruments.

Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues." The adoption of SFAS No. 133 resulted in the Company recording a transition adjustment gain of $32 (net of related income tax of $19) in net income and a net transition adjustment gain of $65 (net of related income tax of $38) in AOCI at January 1, 2001. Approximately $44 of the after-tax transition adjustment gain recorded in AOCI was reclassified to income during 2001. Further, the adoption of the statement resulted in the Company recognizing $195 of derivative instrument assets and $29 of derivative instrument liabilities, increasing the carrying amount of hedged liabilities by $25, and derecognizing deferred gains of $13. The short-cut method under SFAS No. 133 is being used when the criteria are met. The Company anticipates volatility in AOCI and net income from its cash flow hedges. The amount of volatility varies with the level of derivative activities and market conditions during any period. Derivative assets are included in "Deferred charges and other assets" and derivative liabilities are included in "Accrued and other current liabilities" on the consolidated balance sheets.

At December 31, 2001, the Company had interest rate swaps in a net loss position of $8 designated as fair value hedges of underlying fixed rate debt obligations and a net loss position of $16 designated as cash flow hedges of underlying forecasted interest payments. The mark-to-market effects of both the fair value hedge instruments and the underlying debt obligations were recorded as unrealized gains and losses in interest expense and are directly offsetting to the extent the hedges are effective. The effective portion of the mark-to-market effects of the cash flow hedge instrument is recorded in AOCI until the underlying interest payment affects income. The net loss from interest rate hedges included in AOCI at December 31, 2001, including the transition adjustment, was $10 after tax. The amount to be reclassified from AOCI to interest expense within the next twelve months is expected to be $2. All existing fair value and cash flow hedges are highly effective. As a result, there was no material impact on income due to hedge ineffectiveness. Certain fair value hedges were terminated during the year resulting in a net gain of $3 reported in interest expense.

Commodity swaps and futures contracts with maturities of not more than 36 months are utilized and qualify as cash flow hedges. Current open contracts hedge forecasted transactions until December 2002. The effective portion of the mark-to-market effects of the cash flow hedge instrument is recorded in AOCI until the underlying commodity purchase affects income. The net loss from commodity hedges included in AOCI at December 31, 2001, including the transition adjustment, was $12 after tax. A net after-tax loss of approximately $11 is expected to be reclassified from AOCI to income within the next twelve months. The unrealized amounts in AOCI will fluctuate based on changes in the fair value of open contracts at the end of each reporting period.

In addition, the Company utilizes option instruments that are effective as economic hedges of commodity price exposures, but do not meet SFAS No. 133 hedge accounting criteria. At December 31, 2001, the Company had derivative assets of $2 and derivative liabilities of $11 relating to these instruments, with the related mark-to-market effects included in "Cost of sales" in the consolidated statements of income.

A net gain of $112 resulting from hedges of the Company's net investment in foreign operations was included in the cumulative translation adjustment within AOCI. A net gain of $9 was recorded in income due to net investment hedge ineffectiveness.

The Company also uses other derivative instruments that are not designated as hedging instruments, the impact of which was not material to the consolidated financial statements.

K. Limited Partnership

In April 1993, three wholly owned subsidiaries of the Company contributed assets with an aggregate fair value of $977 to Chemtech Royalty Associates L.P. ("Chemtech"), a then newly formed Delaware limited partnership. In 1993, outside investors acquired limited partner interests in Chemtech totaling 20 percent in exchange for $200.

In early 1998, a subsidiary of the Company purchased the limited partner interests of the outside investors in Chemtech for a fair value of $210 in accordance with wind-up provisions in the partnership agreement. The limited partnership was renamed Chemtech II L.P. ("Chemtech II"). In June 1998, the Company contributed assets with an aggregate fair value of $783 (through a wholly owned subsidiary) to Chemtech II and an outside investor acquired a limited partner interest in Chemtech II totaling 20 percent in exchange for $200. In September 2000, the Company contributed additional assets with an aggregate fair value of $18 (through a wholly owned subsidiary) to Chemtech II.

Chemtech II is a separate and distinct legal entity from the Company and its affiliates, and has separate assets, liabilities, business and operations. The partnership has a general partner, a wholly owned subsidiary of the Company, which directs business activities and has fiduciary responsibilities to the partnership and its other members.

The outside investor in Chemtech II receives a cumulative annual priority return of $13 on its investment and participates in residual earnings.

Chemtech II will not terminate unless a termination or liquidation event occurs. The outside investor may cause such an event to occur in the year 2003. In addition, the partnership agreement provides for various wind-up provisions wherein subsidiaries of the Company may purchase at any time the limited partner interest of the outside investor. Upon wind-up, liquidation or termination, the partners' capital accounts will be redeemed at current fair values.

For financial reporting purposes, the assets (other than intercompany loans, which are eliminated), liabilities, results of operations and cash flows of the partnerships and subsidiaries are included in the Company's consolidated financial statements, and the outside investors' limited partner interests are reflected as minority interests.

L. Stockholders' Equity

On May 11, 2000, stockholders approved a measure to increase the number of authorized common shares from 500 million to 1.5 billion and Dow's Board of Directors approved a three-for-one split of the Company's common stock. On June 16, 2000, Dow stockholders received two additional shares of stock for each share they owned on the record date of May 23, 2000. All references in the consolidated financial statements to common shares, share prices, per share amounts and stock plans have been restated retroactively for the stock split, unless otherwise noted.

On August 3, 1999, the Board of Directors terminated authorizations to repurchase the Company's common stock. The number of shares purchased under these authorizations was 12.8 million in 1999. Before August 3, 1999, the Company utilized options as part of its stock repurchase program. The Company's potential repurchase obligation related to these options was reclassified from "Stockholders' Equity" to "Temporary Equity" in the consolidated balance sheets.

The number of treasury shares issued to employees under option and purchase programs was 7.9 million in 2001, 9.9 million in 2000 and 12.3 million in 1999. In December 1999, the Company sold 10.5 million shares of common stock held in treasury in the open market for $431.

There are no significant restrictions limiting the Company's ability to pay dividends.

Gross undistributed earnings of nonconsolidated affiliates included in retained earnings were $165 at December 31, 2001, $423 at December 31, 2000, and $383 at December 31, 1999.

Reserved Treasury Stock at December 31

SHARES IN MILLIONS	2001	2000	1999
Stock option plans	83.4	78.2	68.1
Employees' stock purchase plans	4.5	3.8	3.5
Total shares reserved	87.9	82.0	71.6

M. Stock Compensation Plans

At December 31, 2001, the Company had stock-based compensation plans, which had been approved by the Board of Directors, under which shares or options could be granted to employees and non-employee directors. The Company measures the compensation cost for these plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Given the terms of the Company's plans, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan.

The Company's reported net income (loss) and earnings (loss) per share would have been reduced (increased) had compensation cost for the Company's stock-based compensation plans been determined using the fair value method of accounting as set forth in SFAS No. 123, "Accounting for Stock-Based Compensation." For purposes of estimating the fair value disclosures below, the fair value of each stock option has been estimated on the grant date with a binomial option-pricing model using the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	3.8%	3.3%	3.5%
Expected volatility	46.97%	35.83%	25.86%
Risk-free interest rate	4.72%	6.46%	4.95%
Expected life of stock option plans	7 years	7 years	7 years
Expected life of stock purchase plans	0.83 years	0.83 years	0.83 years

The effects of using the fair value method of accounting are indicated in the pro forma amounts below:

	2001		2000		1999	
	AS REPORTED	PRO FORMA	AS REPORTED	PRO FORMA	AS REPORTED	PRO FORMA
Net income (loss) available for common stockholders	$ (385)	$ (444)	$1,675	$1,542	$1,617	$1,539
Earnings (Loss) per common share—basic	(0.43)	(0.49)	1.88	1.73	1.85	1.76
Earnings (Loss) per common share—diluted	(0.43)	(0.49)	1.85	1.70	1.82	1.73

Employees' Stock Purchase Plans

Annually, the Board of Directors considers authorization of Employees' Stock Purchase Plans. Most employees are eligible to purchase shares of common stock of the Company valued at up to 10 percent of their annual base earnings. The value is determined using the plan price times the number of shares subscribed to by the employee. The plan price of the stock is set at about 85 percent of market price. Approximately half of the eligible employees participated in the plans during the last three years.

Employees' Stock Purchase Plans

SHARES IN THOUSANDS	2001		2000		1999	
	SHARES	EXERCISE PRICE*	SHARES	EXERCISE PRICE*	SHARES	EXERCISE PRICE*
Outstanding at beginning of year	3,817	$29.52	3,531	$27.82	2,664	$27.50
Granted	5,399	27.45	4,263	29.52	4,752	27.82
Exercised	(3,308)	28.99	(3,461)	27.89	(3,582)	27.60
Forfeited/Expired	(1,395)	29.46	(516)	28.68	(303)	27.54
Outstanding and exercisable at end of year	4,513	$27.45	3,817	$29.52	3,531	$27.82
Fair value of purchase rights granted during the year		$ 9.02		$ 9.11		$ 5.87

*Weighted-average per share

Stock Option Plans

Under the 1988 Award and Option Plan, a plan approved by stockholders, the Company may grant options or shares of common stock to its employees subject to certain annual and individual limits. Under the 1994 Non-Employee Directors' Stock Plan, the Company may grant up to 300,000 options or shares of common stock to non-employee directors. Under the 1994 Executive Performance Plan, the Company may grant up to 300,000 options or shares of common stock to executive officers of the Company. Under all plans, the terms are fixed at the grant date.

At December 31, 2001, there were 9,175,411 shares available for grant under the 1988 Plan; 212,000 shares available for grant under the 1994 Non-Employee Directors' Stock Plan; and 278,837 shares available for grant under the 1994 Executive Performance Plan. The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. Options vest from one to three years. In addition, certain options granted under the 1988 Plan have performance-based vesting provisions. Total compensation expense for stock option plans was $(35) in 2001, $0 in 2000 and $35 in 1999.

M. Stock Compensation Plans *(continued)*

The following table summarizes the stock option activity of the 1988 Plan and the former Union Carbide plan, which had terms similar to the 1988 Plan:

Stock Options

SHARES IN THOUSANDS	2001 SHARES	2001 EXERCISE PRICE*	2000 SHARES	2000 EXERCISE PRICE*	1999 SHARES	1999 EXERCISE PRICE*
Outstanding at beginning of year	65,208	$26.90	54,738	$24.67	53,131	$21.67
Granted	6,893	33.65	13,459	34.06	12,109	32.66
Exercised	(4,172)	16.47	(2,497)	18.63	(10,300)	18.63
Forfeited/Expired	(453)	16.47	(492)	18.63	(202)	18.63
Outstanding at end of year	67,476	$28.30	65,208	$26.90	54,738	$24.67
Exercisable at end of year	49,578	$26.24	40,206	$22.87	35,530	$21.03
Fair value of options granted during the year		$13.65		$13.23		$ 8.71

*Weighted-average per share

Stock Options at December 31, 2001

SHARES IN THOUSANDS	RANGE OF EXERCISE PRICES PER SHARE	OPTIONS OUTSTANDING SHARES	OPTIONS OUTSTANDING REMAINING CONTRACTUAL LIFE*	OPTIONS OUTSTANDING EXERCISE PRICE*	OPTIONS EXERCISABLE SHARES	OPTIONS EXERCISABLE EXERCISE PRICE*
	$ 4.00 to $16.00	4,634	0.98 years	$11.36	4,634	$11.36
	16.01 to 24.00	9,928	2.30 years	20.41	9,928	20.41
	24.01 to 30.50	18,011	6.32 years	26.92	18,002	26.92
	30.51 to 31.00	6,306	6.16 years	30.52	5,469	30.52
	31.01 to 32.00	8,772	7.13 years	31.10	5,152	31.10
	32.01 to 43.00	19,825	8.46 years	35.53	6,393	36.60
Total	$ 4.00 to $43.00	67,476	6.08 years	$28.30	49,578	$26.24

*Weighted-average per share

Under the 1988 Dow and the former Union Carbide Plan, the Company grants deferred stock to certain employees. The grants vest either after a designated period of time, generally two to five years, or when the Company attains specified financial targets.

SHARES IN THOUSANDS	2001	2000	1999
Deferred stock compensation expense	$15	$67	$72
Deferred shares outstanding	3,690	4,350	4,287

N. Employee Stock Ownership Plans and Redeemable Preferred Stock

The Company has the Dow Employee Stock Ownership Plan ("Dow ESOP"), which is an integral part of The Dow Chemical Company Employees' Savings Plan, and, prior to December 27, 2001, had the Union Carbide Corporation Employee Stock Ownership Plan ("UCC ESOP"), which was an integral part of the Union Carbide Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies. On December 27, 2001, the UCC ESOP and the Dow ESOP were merged into one ESOP trust (the "ESOP") under The Dow Chemical Company Employees' Savings Plan. A significant majority of full-time employees in the United States are eligible to participate in the ESOP through the allocation of shares of the Company's common stock ("ESOP shares").

In 1989, the Dow ESOP borrowed $138 at a 9.42 percent interest rate with a final maturity in 2004 and used the proceeds to purchase convertible preferred stock from the Company. The preferred stock was convertible into the Company's common stock (on a pre-split basis) at either:

- a conversion rate of 1:1 if the fair market value of the common stock equaled or exceeded $86.125 per share, or
- the number of shares of common stock equivalent to $86.125 per share if the fair market value of the common stock was less than $86.125 per share, subject to the conversion conditions of the ESOP.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

The preferred stock was redeemable in whole or in part at the Company's option any time after January 1, 2000, at $86.125 per share plus an amount equal to all accrued and unpaid dividends. The dividend yield on the preferred stock was 7.75 percent of the $86.125 per share redemption value. On February 9, 2000, the Company exercised its option to redeem the preferred stock. On that same date, the trustee of the ESOP elected to convert the preferred stock into common stock at a ratio of 1:1.

In 1990, the UCC ESOP borrowed $325 from Union Carbide at 10 percent per annum with a maturity date of December 31, 2005, which was used to purchase shares of Union Carbide convertible preferred stock. In 1997, the UCC ESOP trustee exercised its right to convert all outstanding UCC ESOP preferred stock into Union Carbide common stock. The UCC ESOP shares were converted into shares of Dow common stock on February 6, 2001. On December 27, 2001, the UCC ESOP note was restructured with a new maturity date of December 31, 2023, and a new interest rate of 6.96 percent.

Dividends on shares held by the ESOP are paid to the ESOP and, together with Company contributions, are used, in part, by the ESOP to make debt service payments on the loans. Shares are released for allocation to participants based on the ratio of the current year's debt service to the sum of the principal and interest payments over the combined life of the two loans.

Expense associated with the ESOP is recognized as incurred using the cost method and was $5 in 2001, $16 in 2000 and $14 in 1999. At December 31, 2001, 23.0 million common shares held by the ESOP were outstanding, 14.8 million of which were allocated to participants' accounts. During 2001, 1.7 million ESOP shares were allocated to participants' accounts.

Since the conversion of the preferred stock, the Company's guarantee of the Dow ESOP's borrowings is reported as "Long-Term Debt" and, combined with the receivable from the UCC ESOP, as "Unearned ESOP shares" on the consolidated balance sheets as a reduction of "Stockholders' Equity."

O. Pension Plans and Other Postretirement Benefits

Pension Plans

The Company has defined benefit pension plans which cover employees in the United States and a number of other countries. The Company's funding policy is to contribute annually to those plans where pension laws and economics either require or encourage funding. Plan assets of $11.4 billion consist mainly of equity and fixed income securities of U.S. and foreign issuers, including Company common stock with a value of approximately $203 at December 31, 2001.

The U.S. funded plan covering the parent company is the largest plan. Benefits are based on length of service and the employee's three highest consecutive years of compensation.

U.S. Plan Assumptions

	2001	2000
Weighted-average discount rate	7.00%	7.33%
Rate of increase in future compensation levels	5.00%	4.92%
Long-term rate of return on assets	9.18%	9.22%

All other pension plans used assumptions that are consistent with (but not identical to) those of the U.S. plan.

U.S. employees are eligible to participate in defined contribution plans (Employee Savings Plans) by contributing a portion of their compensation which is matched by the Company. Defined contribution plans also cover employees in some subsidiaries in other countries, including Australia, France, Spain and the United Kingdom. Contributions charged to income for defined contribution plans were $75 in 2001, $66 in 2000 and $83 in 1999.

Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets at December 31

	2001	2000
Projected benefit obligation	$1,579	$662
Accumulated benefit obligation	1,394	575
Fair value of plan assets	849	57

Other Postretirement Benefits

The Company provides certain health care and life insurance benefits to retired employees. The Company funds most of the cost of these health care and life insurance benefits as incurred.

The U.S. plan covering the parent company is the largest plan. The plan provides health care benefits, including hospital, physicians' services, drug and major medical expense coverage, and life insurance benefits. For employees hired before January 1, 1993, the plan provides benefits supplemental to Medicare when retirees are eligible for these benefits. The Company and the retiree share the cost of these benefits, with the Company portion increasing as the retiree has increased years of credited service. There is a cap on the Company portion. The Company has the ability to change these benefits at any time.

U.S. Plan Assumptions

	2001	2000
Discount rate	7.00%	7.50%
Weighted-average 5-year projected medical cost trend, remaining constant thereafter	7.47–6.62%	6.58–5.39%
Long-term rate of return on assets	9.50%	9.50%

All other postretirement benefit plans used assumptions that are consistent with (but not identical to) those of the U.S. parent company plan.

Increasing the assumed medical cost trend rate by 1 percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2001, by $12 and the net periodic postretirement benefit cost for the year by $1. Decreasing the assumed medical cost trend rate by 1 percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2001, by $14 and the net periodic postretirement benefit cost for the year by $1.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

O. Pension Plans and Other Postretirement Benefits *(continued)*

Net Periodic Cost for All Significant Plans

	Defined Benefit Pension Plans			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 206	$ 219	$ 230	$ 31	$ 32	$ 33
Interest cost	708	655	620	133	119	112
Expected return on plan assets	(1,072)	(986)	(842)	(23)	(24)	(21)
Amortization of transition obligation	—	(5)	(5)	—	—	—
Amortization of prior service cost (credit)	23	23	21	(40)	(49)	(58)
Amortization of unrecognized (gain) loss	(73)	(54)	15	7	(5)	(2)
Special termination/curtailment cost	113	—	—	106	—	—
Net periodic cost (credit)	$ (95)	$(148)	$ 39	$214	$ 73	$ 64

Change in Benefit Obligation, Plan Assets and Funded Status of All Significant Plans

	Defined Benefit Pension Plans		Other Postretirement Benefits	
	2001	2000	2001	2000
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 9,985	$ 9,685	$ 1,797	$ 1,688
Service cost	206	219	31	32
Interest cost	708	655	133	119
Plan participants' contributions	11	6	—	25
Amendments	31	1	(4)	44
Actuarial changes in assumptions and experience	629	145	117	55
Acquisition/divestiture activity	190	(6)	2	—
Benefits paid	(625)	(604)	(145)	(166)
Currency impact	93	(116)	(2)	—
Special termination/curtailment cost	113	—	106	—
Benefit obligation at end of year	$11,341	$ 9,985	$ 2,035	$ 1,797
Change in plan assets				
Market value of plan assets at beginning of year	$12,435	$12,741	$ 282	$ 312
Actual return on plan assets	(611)	244	(16)	(23)
Employer contributions	30	28	1	—
Plan participants' contributions	11	6	—	—
Acquisition/divestiture activity	158	(1)	—	—
Benefits paid	(599)	(583)	(1)	(7)
Market value of plan assets at end of year	$11,424	$12,435	$ 266	$ 282
Funded status and net amounts recognized				
Plan assets in excess of (less than) benefit obligation	$ 83	$ 2,450	$(1,769)	$(1,515)
Unrecognized net transition obligation	5	2	—	1
Unrecognized prior service cost (credit)	123	143	(62)	(110)
Unrecognized net (gain) loss	(34)	(2,528)	95	(69)
Net amounts recognized in the consolidated balance sheets	$ 177	$ 67	$(1,736)	$(1,693)

Net amounts recognized in the consolidated balance sheets consist of:				
Accrued benefit liability	$ (768)	$ (569)	$(1,736)	$(1,694)
Prepaid benefit cost	818	535	—	1
Additional minimum liability—intangible asset	15	19	—	—
Accumulated other comprehensive income—pretax	112	82	—	—
Net amounts recognized in the consolidated balance sheets	$ 177	$ 67	$(1,736)	$(1,693)

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

P. Commitments and Contingent Liabilities

Litigation

On May 15, 1995, Dow Corning Corporation ("Dow Corning"), in which the Company is a 50 percent shareholder, voluntarily filed for protection under Chapter 11 of the Bankruptcy Code to resolve litigation related to Dow Corning's breast implant and other silicone medical products. As a consequence of that action and prior charges taken by Dow Corning, the Company fully reserved its investment in Dow Corning and reserved its 50 percent share of equity earnings through the third quarter of 2000.

The Company's financial statement exposure for breast implant product liability claims against Dow Corning is limited to its investment in Dow Corning, which, after fully reserving its investment in Dow Corning and reserving its share of equity earnings through the third quarter of 2000, is not material. As a result, any future charges by Dow Corning related to such claims or as a result of the Chapter 11 proceeding would not have a material adverse impact on the Company's consolidated financial statements.

The Company is separately named as a defendant in more than 14,000 breast implant product liability cases, of which approximately 4,000 state cases are the subject of summary judgments in favor of the Company. In these situations, plaintiffs have alleged that the Company should be liable for Dow Corning's alleged torts based on the Company's 50 percent stock ownership in Dow Corning and that the Company should be liable by virtue of alleged "direct participation" by the Company or its agents in Dow Corning's breast implant business. These latter, direct participation claims include counts sounding in strict liability, fraud, aiding and abetting, conspiracy, concert of action and negligence.

Judge Sam C. Pointer of the U.S. District Court for the Northern District of Alabama was appointed by the Federal Judicial Panel on Multidistrict Litigation to oversee all of the product liability cases involving silicone breast implants filed in the U.S. federal courts. Initially, in a ruling issued on December 1, 1993, Judge Pointer granted the Company's motion for summary judgment, finding that there was no basis on which a jury could conclude that the Company was liable for any claimed defects in the breast implants manufactured by Dow Corning. In an interlocutory opinion issued on April 25, 1995, Judge Pointer affirmed his earlier ruling as to plaintiffs' corporate control claims but vacated that ruling as to plaintiffs' direct participation claims.

On July 7, 1998, Dow Corning, the Company and Corning Incorporated ("Corning"), on the one hand, and the Tort Claimants' Committee in Dow Corning's bankruptcy on the other, agreed on a binding Term Sheet to resolve all tort claims involving Dow Corning's silicone medical products, including the claims against Corning and the Company (collectively, the "Shareholders"). The agreement set forth in the Term Sheet was memorialized in a Joint Plan of Reorganization (the "Joint Plan") filed by Dow Corning and the Tort Claimants' Committee (collectively, the "Proponents") on November 9, 1998. On February 4, 1999, the Bankruptcy Court approved the disclosure statement describing the Joint Plan. Before the Joint Plan could become effective, however, it was subject to a vote by the claimants, a confirmation hearing and all relevant provisions of the Bankruptcy Code. Voting was completed on May 14, 1999, and the confirmation hearing concluded on July 30, 1999.

On November 30, 1999, the Bankruptcy Court issued an Order confirming the Joint Plan, but then issued an Opinion on December 21, 1999, that, in the view of the Proponents and the Shareholders, improperly interpreted or attempted to modify certain provisions of the Joint Plan affecting the resolution of tort claims involving Dow Corning's silicone medical products against various entities, including the Shareholders. Many of the parties in interest, including the Shareholders, filed various motions and appeals seeking, among other things, a clarification of the December 21, 1999 Opinion. These motions and appeals were heard by U.S. District Court Judge Denise Page Hood on April 12 and 13, 2000, and on November 13, 2000, Judge Hood affirmed the Bankruptcy Court's November 30, 1999 Order confirming the Joint Plan and reversed, in part, the Bankruptcy Court's December 21, 1999 Opinion, including that portion of the Opinion the Shareholders had appealed. In turn, various parties in interest appealed Judge Hood's decision to the United States Court of Appeals for the Sixth Circuit, which heard oral arguments in the matter on October 23, 2001. On January 29, 2002, the Sixth Circuit issued its opinion which, among other things, affirmed Judge Hood's determination that claims against various entities, including the Shareholders, may be enjoined where "unusual circumstances" exist, and remanded the case to the District Court for certain factual determinations. The effectiveness of the Joint Plan remains subject to the District Court making such factual determinations and any subsequent appellate action. Accordingly, there can be no assurance at this time that the Joint Plan will become effective.

It is the opinion of the Company's management that the possibility is remote that plaintiffs will prevail on the theory that the Company should be liable in the breast implant litigation because of its shareholder relationship with Dow Corning. The Company's management believes that there is no merit to plaintiffs' claims that the Company is liable for alleged defects in Dow Corning's silicone products because of the Company's alleged direct participation in the development of those products, and the Company intends to contest those claims vigorously. Management believes that the possibility is remote that a resolution of plaintiffs' direct participation claims, including the vigorous defense against those claims, would have a material adverse impact on the Company's financial position or cash flows. Nevertheless, in light of Judge Pointer's April 25, 1995 ruling, it is possible that a resolution of plaintiffs' direct participation claims, including the vigorous defense against those claims, could have a material adverse impact on the Company's net income for a particular period, although it is impossible at this time to estimate the range or amount of any such impact.

Numerous lawsuits have been brought against the Company and other chemical companies alleging that the manufacture, distribution or use of pesticides containing dibromochloropropane ("DBCP") has caused, among other things, property damage, including contamination of groundwater. To date, there have been no verdicts or judgments against the Company in connection with these allegations. It is the opinion of the Company's management that the possibility is remote that the resolution of such lawsuits will have a material adverse impact on the Company's consolidated financial statements.

P. Commitments and Contingent Liabilities *(continued)*

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. The Company had accrued obligations of $444 at December 31, 2001, for environmental matters, including $47 for the remediation of Superfund sites. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although the ultimate cost with respect to these particular matters could range up to twice that amount. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and evolving technologies for handling site remediation and restoration. It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued or disclosed will have a material adverse impact on the Company's consolidated financial statements.

Union Carbide Corporation, a wholly owned subsidiary of the Company, has filed its annual report on Form 10-K for the year ended December 31, 2001, and has provided the disclosure below concerning asbestos. The Company does not consider Union Carbide's asbestos-related liability to be material to Dow's consolidated financial statements. The disclosures contained in Union Carbide's Form 10-K are provided in this filing to more broadly disclose information concerning Union Carbide's asbestos-related liability. References below to the "Corporation" or to "UCC" refer to Union Carbide Corporation, and dollar amounts are stated in millions.

"The Corporation and its subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to: product liability; trade regulation; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts; taxes; and commercial disputes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial.

"Separately, the Corporation is involved in a large number of asbestos-related suits filed, for the most part, in various state courts at various times over the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both general and punitive damages, often in very large amounts. The alleged claims primarily relate to products that UCC sold in the past; alleged exposure to asbestos-containing products located on UCC's premises; and UCC's responsibility for asbestos suits filed against a divested subsidiary—Amchem Products, Inc. ("Amchem").

"Typically, the Corporation is only one of many named defendants, many of which, including UCC and Amchem, were members of the Center for Claims Resolution ("CCR") which sought to resolve asbestos cases on behalf of its members. The CCR has ceased operating in this manner although it still administers certain settlements. The Corporation now utilizes Peterson Asbestos Claims Enterprise for claims processing and insurance invoicing.

"During the third quarter of 2001, plaintiffs filed asbestos-related suits against the Corporation and Amchem at a rate greater than the historical average, but filings returned to a lower rate during the fourth quarter. This third quarter increase in claims against UCC and Amchem was influenced by the bankruptcy filings of several former CCR members. The Corporation expects more asbestos-related suits to be filed against it and Amchem in the future. The Corporation cannot estimate the range of liability that will result from these future cases. The Corporation will aggressively defend or reasonably resolve, as appropriate, both pending and future cases. To date, substantially all of the amounts paid by the Corporation to resolve asbestos-related suits have been covered by third-party insurance.

"For pending cases, the Corporation had asbestos-related litigation accruals of $233 and $118 at December 31, 2001 and 2000, respectively, and related insurance recovery receivables of $223 and $108 at December 31, 2001 and 2000, respectively. Defense and resolution costs for asbestos-related litigation were $53, $53 and $44 for 2001, 2000 and 1999, respectively, of which $51, $50 and $43 were reimbursed by insurance carriers. In addition, at December 31, 2001, the Corporation had other litigation accruals, unrelated to environmental or asbestos litigation, of $15 and related insurance recovery receivables of $15.

"While it is not possible at this time to determine with certainty the ultimate outcome of any of the legal proceedings and claims referred to in this filing, management believes that adequate provisions have been made for probable losses with respect to pending claims and proceedings, and that the ultimate outcome of all known and future claims, after provisions for insurance, will not have a material adverse effect on the consolidated financial position of the Corporation, but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions provided and available insurance, they will be charged to income when determinable."*

*Union Carbide Corporation, Annual Report on Form 10-K for the Year Ended December 31, 2001, Notes to the Consolidated Financial Statements, Note P—Commitments and Contingent Liabilities, Litigation.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

In addition to the breast implant, DBCP and environmental remediation matters, the Company is party to a number of other claims and lawsuits arising out of the normal course of business with respect to commercial matters, including product liability, governmental regulation and other actions. Certain of these actions purport to be class actions and seek damages in very large amounts. All such claims are being contested. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers at various times. These policies provide coverage that will be utilized to minimize the impact, if any, of the contingencies described above.

Except for the possible effect on the Company's net income for breast implant litigation described above, it is the opinion of the Company's management that the possibility is remote that the aggregate of all claims and lawsuits will have a material adverse impact on the Company's consolidated financial statements.

Purchase Commitments

The Company has three major agreements for the purchase of ethylene-related products in Canada. The purchase prices are determined on a cost-of-service basis, which, in addition to covering all operating expenses and debt service costs, provides the owner of the manufacturing plants with a specified return on capital. Total purchases under the agreements were $221 in 2001, $178 in 2000 and $144 in 1999.

At December 31, 2001, the Company had various outstanding commitments for take or pay and throughput agreements, including the purchase agreements referred to above, for terms extending from one to 20 years. In general, such commitments were at prices not in excess of current market prices.

Fixed and Determinable Portion of Take or Pay and Throughput Obligations at December 31, 2001

2002	$ 542
2003	512
2004	470
2005	431
2006	277
2007 through expiration of contracts	1,889
Total	$4,121

In addition to the take or pay obligations at December 31, 2001, the Company had outstanding purchase commitments which ranged from one to 20 years for steam, electrical power, materials, property and other items used in the normal course of business of approximately $152. In general, such commitments were at prices not in excess of current market prices. The Company also had outstanding commitments for construction performance and lease payment guarantees and other obligations of $860. The Company was also committed to lease manufacturing facilities under construction in The Netherlands.

Q. Supplementary Information

Accrued and Other Current Liabilities at December 31

	2001	2000
Accrued payroll	$ 65	$ 295
Accrued vacations	159	235
Employee retirement plans	123	170
Interest payable	206	145
Accrued miscellaneous taxes	204	146
Insurance companies' reserves	302	253
Deferred income	317	219
Other	744	794
Total	$2,120	$2,257

Sundry Income—Net

	2001	2000	1999
Royalty income[1]	—	—	$ 45
Licensing business litigation settlements	—	—	50
Gain on sales of assets and securities[2]	$378	$206	79
Foreign exchange gain (loss)	(24)	37	74
Other—net	40	109	81
Total	$394	$352	$329

(1) Included in "Net sales" beginning in 2000.

(2) 2000 included a gain of $98 on sale of Cochin pipeline system (see Note C) and impairment losses of $77 for the disposition in February 2001 of businesses related to the Union Carbide merger. 2001 included a gain of $266 on the sale of stock in Schlumberger Ltd. in the first quarter.

Other Supplementary Information

	2001	2000	1999
Cash payments for interest	$711	$705	$630
Cash payments for income taxes	278	730	710
Provision for doubtful receivables	39	24	52

Sales of Accounts Receivables

Since 1997, the Company has routinely sold, without recourse, a participation in a pool of qualifying trade accounts receivables. According to the agreements of the program, Dow maintains the servicing of these receivables. In 2000 and 1999, a maximum of $450 in receivables was available for sale in the pool, and as receivables in the pool were collected, new receivables were added. In June 2001, a new agreement for sales of qualifying trade accounts receivables of Union Carbide increased the pool maximum to $750. The average monthly participation in the pool was $432 in 2001, $155 in 2000 and $175 in 1999. The net cash flow in any given period represents the discount on sales, which is recorded as interest expense. The average monthly discount was approximately $1.1 in 2001 and $0.7 in 2000 and 1999.

Q. Supplementary Information *(continued)*

Earnings (Loss) Per Share Calculations

	2001		2000		1999	
SHARES IN MILLIONS	BASIC	DILUTED	BASIC	DILUTED	BASIC	DILUTED
Income (Loss) before cumulative effect of change in accounting principle	$ (417)	$ (417)	$1,675	$1,675	$1,637	$1,637
Cumulative effect of change in accounting principle	32	32	—	—	(20)	(20)
Net income (loss) available for common stockholders	$ (385)	$ (385)	$1,675	$1,675	$1,617	$1,617
Add back preferred stock dividends	—	—	—	—	—	5
Net income (loss) for EPS calculations	$ (385)	$ (385)	$1,675	$1,675	$1,617	$1,622
Weighted-average common shares outstanding	901.8	901.8	893.2	893.2	874.9	874.9
Add back effect of dilutive securities:						
Stock options and awards[1]	—	—	—	10.8	—	14.6
Converted preferred stock	—	—	—	0.5	—	4.0
Weighted-average common shares for EPS calculations	901.8	901.8	893.2	904.5	874.9	893.5
Earnings (Loss) per common share before cumulative effect of change in accounting principle	$ (0.46)	$ (0.46)	$ 1.88	$ 1.85	$ 1.87	$ 1.84
Earnings (Loss) per common share	$ (0.43)	$ (0.43)	$ 1.88	$ 1.85	$ 1.85	$ 1.82

(1) For 2001, the effect of stock options and awards of 11.2 million shares was antidilutive and therefore excluded.

R. Operating Segments and Geographic Areas

Dow is a diversified, worldwide manufacturer and supplier of more than 3,200 products. The Company's wide range of products are used primarily as raw materials in the manufacture of customer products and services. The Company serves the following industries: appliance; automotive; agricultural; building and construction; chemical processing; electronics; furniture; housewares; insurance and finance; oil and gas; packaging; paints, coatings and adhesives; personal care; pharmaceutical; processed foods; pulp and paper; textile and carpet; utilities; and water treatment.

Dow conducts its worldwide operations through global businesses, which are aggregated into reportable operating segments based on the nature of the products and production processes, end-use markets, channels of distribution and regulatory environment. The reportable operating segments are: Performance Plastics, Performance Chemicals, Agricultural Products, Plastics, Chemicals, and Hydrocarbons and Energy.

The Corporate Profile on pages 16–19 describes the operating segments, how they are aggregated, and the types of products and services from which their revenues are derived.

Unallocated and Other contains the reconciliation between the totals for reportable segments and the Company totals. It also represents the operating segments that do not meet the quantitative threshold for determining reportable segments, research and other expenses related to developmental activities in Growth Platforms, and other corporate items not allocated to the operating segments. Growth Platforms include advanced materials for electronics, industrial biotechnology and new developments with a focus on identifying and pursuing emerging commercial and technology opportunities.

Transfers between operating segments are generally valued at cost. Transfers of products to the Agricultural Products segment from the other segments, however, are generally valued at market-based prices. The revenues generated by these transfers are immaterial.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

Operating Segment Information

	PERFORMANCE PLASTICS	PERFORMANCE CHEMICALS	AGRICULTURAL PRODUCTS	PLASTICS	CHEMICALS	HYDROCARBONS AND ENERGY	UNALLOCATED AND OTHER	TOTAL
2001								
Sales to external customers	**$7,321**	**$5,081**	**$2,612**	**$6,452**	**$3,552**	**$2,511**	**$ 276**	**$27,805**
Equity in earnings (losses) of nonconsolidated affiliates	**(13)**	**(2)**	**(5)**	**15**	**45**	**25**	**(36)**	**29**
IPR&D and merger-related expenses and restructuring[1]	**—**	**—**	**69**	**—**	**—**	**—**	**1,487**	**1,556**
EBIT[2]	**643**	**611**	**104**	**125**	**111**	**(22)**	**(1,537)**	**35**
Total assets	**7,297**	**5,283**	**4,242**	**6,857**	**3,527**	**1,513**	**6,796**	**35,515**
Investments in nonconsolidated affiliates	**316**	**47**	**55**	**625**	**119**	**236**	**183**	**1,581**
Depreciation and amortization	**415**	**342**	**183**	**516**	**286**	**58**	**15**	**1,815**
Capital expenditures	**381**	**268**	**119**	**218**	**493**	**103**	**5**	**1,587**
2000								
Sales to external customers	$7,667	$5,343	$2,346	$7,118	$4,109	$2,626	$ 325	$29,534
Equity in earnings (losses) of nonconsolidated affiliates	2	20	(9)	239	78	36	(12)	354
IPR&D[1]	6	—	—	—	—	—	—	6
EBIT[2]	1,029	536	212	945	422	136	(175)	3,105
Total assets	6,603	4,805	3,448	7,228	3,796	1,795	8,316	35,991
Investments in nonconsolidated affiliates	394	76	57	661	277	320	311	2,096
Depreciation and amortization	392	359	185	394	276	97	35	1,738
Capital expenditures	323	214	121	427	289	414	20	1,808
1999								
Sales to external customers	$7,031	$5,044	$2,334	$5,764	$3,603	$1,731	$ 352	$25,859
Equity in earnings (losses) of nonconsolidated affiliates	41	4	(6)	44	23	13	(24)	95
IPR&D and special charges[1]	—	6	94	—	—	—	—	100
EBIT[2]	1,578	805	125	564	292	8	(350)	3,022
Total assets	5,990	4,748	3,346	6,351	3,445	1,905	7,671	33,456
Investments in nonconsolidated affiliates	359	96	82	857	164	264	293	2,115
Depreciation and amortization	384	327	190	389	281	96	42	1,709
Capital expenditures	395	253	122	495	361	533	17	2,176

(1) See Note B for a discussion of purchased in-process research and development ("IPR&D"), special charges, and merger-related expenses and restructuring.
(2) The reconciliation between "Earnings (Loss) before Interest, Income Taxes and Minority Interests" ("EBIT") and "Income (Loss) before Income Taxes and Minority Interests" consists of "Interest income" and "Interest expense and amortization of debt discount," and can be found in the Consolidated Statements of Income.

The Company operates 208 manufacturing sites in 38 countries. The United States is home to 67 of these sites, representing 59 percent of the Company's long-lived assets. Sales are attributed to geographic areas based on customer location. Long-lived assets are attributed to geographic areas based on asset location. At December 31, 2001, long-lived assets located in Canada and Germany represented approximately 10 percent and 9 percent of the total, respectively.

Geographic Area Information

	UNITED STATES	EUROPE	REST OF WORLD	TOTAL
2001				
Sales to external customers	**$11,725**	**$8,891**	**$7,189**	**$27,805**
Long-lived assets	**8,032**	**2,904**	**2,643**	**13,579**
2000				
Sales to external customers	$12,787	$8,742	$8,005	$29,534
Long-lived assets	8,455	2,533	2,723	13,711
1999				
Sales to external customers	$11,345	$7,702	$6,812	$25,859
Long-lived assets	8,207	2,232	2,572	13,011

S. Preferred Securities of Subsidiaries

In July 1999, Tornado Finance V.O.F., a consolidated foreign subsidiary of the Company, issued $500 of preferred securities in the form of preferred partnership units. The units provide a distribution of 7.965 percent, are mandatorily redeemable in 2009, and may be called at any time by the subsidiary. The preferred partnership units have been classified as "Preferred Securities of Subsidiaries" in the consolidated balance sheets. The distributions are included in "Minority interests' share in income" in the consolidated statements of income.

In September 2001, Hobbes Capital S.A., a consolidated foreign subsidiary of the Company, issued $500 of preferred securities in the form of equity certificates. The certificates provide a floating rate return based on London Interbank Offered Rate (LIBOR) and may be redeemed in 2008 and at seven-year intervals thereafter. The equity certificates have been classified as "Preferred Securities of Subsidiaries" in the consolidated balance sheets. The preferred return is included in "Minority interests' share in income" in the consolidated statements of income.

Quarterly Statistics

IN MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)

2001	1ST	2ND	3RD	4TH	YEAR
Net sales	$7,386	$7,344	$6,729	$6,346	$27,805
Merger-related expenses and restructuring and IPR&D	1,384	24	115	33	1,556
Earnings (Loss) before interest, income taxes and minority interests	(882)	558	253	106	35
Income (Loss) before cumulative effect of change in accounting principle	(717)	280	57	(37)	(417)
Cumulative effect of change in accounting principle	32	—	—	—	32
Net income (loss) available for common stockholders	(685)	280	57	(37)	(385)
Earnings (Loss) before cumulative effect of change in accounting principle per common share—basic	(0.79)	0.31	0.06	(0.04)	(0.46)
Earnings (Loss) per common share—basic	(0.76)	0.31	0.06	(0.04)	(0.43)
Earnings (Loss) before cumulative effect of change in accounting principle per common share—diluted	(0.79)	0.31	0.06	(0.04)	(0.46)
Earnings (Loss) per common share—diluted	(0.76)	0.31	0.06	(0.04)	(0.43)
Common stock dividends declared per share of Dow common stock	0.29	0.335	0.335	0.335	1.295
Market price range of common stock:[1]					
High	37.31	39.67	37.00	38.67	39.67
Low	28.80	31.04	25.06	31.55	25.06

2000	1ST	2ND	3RD	4TH	YEAR
Net sales	$7,269	$7,586	$7,448	$7,231	$29,534
IPR&D	—	—	—	6	6
Earnings before interest, income taxes and minority interests	902	1,129	694	380	3,105
Net income available for common stockholders	512	657	357	149	1,675
Earnings per common share—basic	0.58	0.73	0.40	0.17	1.88
Earnings per common share—diluted	0.57	0.72	0.40	0.16	1.85
Common stock dividends declared per share of Dow common stock	0.29	0.29	0.29	0.29	1.16
Market price range of common stock:[1]					
High	47.17	41.83	33.88	38.38	47.17
Low	30.67	30.06	23.88	23.00	23.00

(1) Composite price as reported on the New York Stock Exchange.
See Notes to the Consolidated Financial Statements.

Eleven-Year Review of Market Price per Share of Common Stock[1]



IN DOLLARS
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
50
45
40
35
30
25
20
15
10
5
0

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
High	$19.33	$20.96	$20.67	$26.42	$26.00	$30.83	$34.21	$33.81	$46.00	$47.17	$39.67
Close on December 31	17.92	19.08	18.92	22.42	23.46	26.13	33.83	30.31	44.54	36.63	33.78
Low	14.71	17.08	16.33	18.83	20.46	22.75	25.25	24.90	28.50	23.00	25.06

(1) Adjusted for 3-for-1 stock split in 2000.

Eleven-Year Summary of Selected Financial Data

All data presented reflects the retroactive effect of the Union Carbide merger in 2001 (see Note C).

IN MILLIONS, EXCEPT AS NOTED (UNAUDITED)	2001
Summary of Operations[1]	
Net sales[2]	$27,805
Cost of sales[2]	23,652
Research and development expenses	1,072
Selling, general and administrative expenses	1,765
Amortization of intangibles	178
Purchased in-process research and development charges	69
Special charges and merger-related expenses and restructuring	1,487
Insurance and finance company operations, pretax income	30
Other income	423
Earnings before interest, income taxes and minority interests	35
Interest expense—net	648
Income (Loss) before income taxes and minority interests	(613)
Provision (Credit) for income taxes	(228)
Minority interests' share in income	32
Preferred stock dividends	—
Income (Loss) from continuing operations	(417)
Discontinued operations net of income taxes	—
Cumulative effect of change in accounting principle	32
Net income (loss) available for common stockholders	$ (385)
Per share of common stock (dollars):[3]	
Income (Loss) from continuing operations—basic	$ (0.46)
Net income (loss) available for common stockholders—basic[4]	(0.43)
Income (Loss) from continuing operations—diluted[5]	(0.46)
Net income (loss) available for common stockholders—diluted[4,5]	(0.43)
Cash dividends declared per share of Dow common stock	1.295
Cash dividends paid per share of Dow common stock	1.25
Book value[3]	$ 11.04
Weighted-average common shares outstanding—basic[3]	901.8
Weighted-average common shares outstanding—diluted[3]	901.8
Convertible preferred shares outstanding	—
Year-End Financial Position	
Total assets	$35,515
Working capital	2,183
Property—gross	35,890
Property—net	13,579
Long-term debt and redeemable preferred stock	9,266
Total debt	10,883
Net stockholders' equity	9,993
Financial Ratios	
Research and development expenses as percent of net sales[1,2]	3.9%
Income (Loss) before income taxes and minority interests as percent of net sales[1,2]	(2.2)%
Return on stockholders' equity[4,6]	(3.9)%
Debt as a percent of total capitalization	48.9%
General	
Capital expenditures	$ 1,587
Depreciation[1]	1,595
Salaries and wages paid	3,215
Cost of employee benefits	540
Number of employees at year-end (thousands)	52.7
Number of Dow stockholders of record at year-end (thousands)[7]	125.1

(1) Restated for the sale of the pharmaceutical businesses in 1995.
(2) Adjusted for reclassification of freight on sales in 2000.
(3) Adjusted for 3-for-1 stock split in 2000.
(4) Before cumulative effect of change in accounting principle in 1992.
(5) 1991–1992 amounts are based on Fully Diluted Earnings per Common Share as reported in Exhibit II of the Company's Form 10-K.
(6) Included Temporary Equity in 1997–1999.
(7) Stockholders of record as reported by the transfer agent. The Company estimates that there were an additional 365,000 stockholders whose shares were held in nominee names at December 31, 2001.

Eleven-Year Summary of Selected Financial Data

2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
$29,534	$25,859	$25,101	$27,476	$27,067	$26,965	$22,500	$20,488	$21,231	$21,545
24,131	20,300	19,395	20,750	19,866	18,592	16,944	15,996	16,752	16,760
1,119	1,075	1,026	990	962	997	960	970	1,004	983
1,825	1,776	1,964	2,168	2,426	2,543	2,267	2,159	2,310	2,285
139	160	106	80	58	52	57	91	65	65
6	6	349	—	—	—	—	—	—	—
—	94	458	—	—	—	—	—	433	370
85	150	124	127	85	65	42	99	16	96
706	424	1,166	657	523	200	180	465	124	164
3,105	3,022	3,093	4,272	4,363	5,046	2,494	1,836	807	1,342
519	432	458	355	246	211	342	335	536	489
2,586	2,590	2,635	3,917	4,117	4,835	2,152	1,501	271	853
839	874	902	1,320	1,423	1,822	791	592	112	219
72	74	20	113	194	197	200	171	120	54
—	5	6	13	17	17	17	17	19	26
1,675	1,637	1,707	2,471	2,483	2,799	1,144	721	20	554
—	—	—	—	—	187	166	71	423	353
—	(20)	—	(17)	—	—	—	(97)	(1,126)	—
$ 1,675	$ 1,617	$ 1,707	$ 2,454	$ 2,483	$ 2,986	$ 1,310	$ 695	$ (683)	$ 907
$ 1.88	$ 1.87	$ 1.92	$ 2.72	$ 2.61	$ 2.73	$ 1.07	$ 0.68	$ 0.02	$ 0.55
1.88	1.85	1.92	2.71	2.61	2.91	1.22	0.75	0.43	0.89
1.85	1.84	1.89	2.63	2.51	2.62	1.04	0.66	0.02	0.53
1.85	1.82	1.89	2.61	2.51	2.80	1.19	0.73	0.41	0.87
1.16	1.16	1.16	1.12	1.00	0.97	0.87	0.87	0.87	0.87
1.16	1.16	1.16	1.08	1.00	0.93	0.87	0.87	0.87	0.87
$ 13.22	$ 12.40	$ 11.34	$ 11.17	$ 10.95	$ 10.09	$ 9.20	$ 8.93	$ 9.05	$ 11.50
893.2	874.9	888.1	898.4	950.1	1,025.8	1,069.8	1,059.0	1,023.8	1,015.0
904.5	893.5	904.8	936.2	997.2	1,073.4	1,117.6	1,115.2	1,077.0	1,039.9
—	1.3	1.4	1.4	27.3	27.6	27.9	28.5	28.8	25.9
$35,991	$33,456	$31,121	$31,004	$31,219	$29,838	$31,573	$30,194	$30,301	$31,553
1,150	2,848	1,570	1,925	4,799	6,234	2,580	2,324	1,954	1,797
34,852	33,333	32,844	31,052	30,896	29,575	29,099	27,234	27,174	26,205
13,711	13,011	12,628	11,832	11,893	10,921	11,268	11,000	11,340	11,274
6,613	6,941	5,890	5,703	5,770	6,067	6,268	6,885	7,343	7,267
9,450	8,708	8,099	8,145	7,067	6,726	7,524	7,910	8,940	10,094
11,840	10,940	9,878	9,974	10,068	9,406	9,721	9,462	9,302	11,680
3.8%	4.2%	4.1%	3.6%	3.6%	3.7%	4.3%	4.7%	4.7%	4.6%
8.8%	10.0%	10.5%	14.3%	15.2%	17.9%	9.6%	7.3%	1.3%	4.0%
14.1%	14.7%	17.2%	24.5%	24.5%	30.5%	13.4%	7.3%	4.7%	7.7%
42.5%	42.2%	43.6%	43.1%	36.5%	36.7%	37.9%	39.8%	44.0%	44.2%
$ 1,808	$ 2,176	$ 2,328	$ 1,953	$ 2,065	$ 1,959	$ 1,592	$ 1,792	$ 1,954	$ 2,308
1,554	1,516	1,559	1,529	1,552	1,661	1,484	1,505	1,533	1,494
3,395	3,536	3,579	3,640	3,645	3,475	3,980	4,061	4,036	3,902
486	653	798	839	875	854	989	1,044	1,148	900
53.3	51.0	50.7	55.9	52.0	51.0	65.7	68.5	77.1	78.9
87.9	87.7	93.0	97.2	104.6	111.1	114.5	102.5	105.9	108.4

Stockholder Services

Inquiries about stock accounts, dividends, change in name or address, or requests for financial reports may be directed to Dow's stock transfer agent:

EquiServe Trust Company, N.A.
P.O. Box 43016
Providence, RI 02940-3016 USA
Telephone: 800-369-5606 (U.S. and Canada)
781-575-3899
Fax: 781-828-8813

General information about EquiServe services may be found at:
www.equiserve.com

Telecommunications Devices for the Hearing Impaired (TDDs):
800-368-0328 (U.S. and Canada)

General Information

Web Site: www.dow.com
Telephone: 800-258-2436 or
989-832-1556 (Customer Information Group)
989-636-1000 (Dow Operator/Switchboard)

Investor Relations

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674 USA
Telephone: 800-422-8193 (U.S. and Canada)
989-636-1463
Fax: 989-636-1830

Office of the Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674 USA
Telephone: 989-636-1792
Fax: 989-636-3402

Audiocassette tapes of the 2001 Annual Report are available by contacting Investor Relations.

Annual Meeting

The 2002 Annual Meeting of Stockholders will be held at 2 p.m. on Thursday, May 9, 2002, at the Midland Center for the Arts, 1801 West St. Andrews, Midland, Michigan, USA.

Dow Dividend Reinvestment Plan

All registered stockholders may reinvest cash dividends in additional Dow shares. For more information on the Plan, please contact Dow's transfer agent, EquiServe (see Stockholder Services).

Stock Exchange Listings and Trading Privileges

Symbol: DOW

Amsterdam, Berlin, Brussels, Chicago, Düsseldorf, Frankfurt, Hamburg, Hannover, London, New York, Pacific, Paris, Switzerland and Tokyo.

The following trademarks of The Dow Chemical Company appear in this report: *Affinity, Amplify, Aspun, Attane, Blox, Calibre, Covelle, D.E.H., D.E.N., D.E.R., Derakane, Derakane Momentum, Dow, Dowex, Dowfax, Dowflake, Dowlex, Dowper, Dowtherm, Drytech, Elite, Emerge, The Enhancer, Envision, Ethafoam, Ethocel, Fulcrum, Immotus, Insite, Inspire, Instill, Intacta, Integral, Isonate, Isoplast, Lamdex, Lifespan, Liquidow, Magnum, Maxicheck, Maxistab, Methocel, Opticite, Optim, Papi, Peladow, Pellethane, Prevail, Primacor, Procite, Pulse, Quash, Questra, Retain, Safe-Tainer, Saran, Saranex, SiLK, Spectrim, Strandfoam, Styrofoam, Styron, Styron A-Tech, Synergy, Syntegra, Tanklite, Thermax, Trenchcoat, Trycite, Trymer, Tyril, Versene, Voracor, Voralast, Voralux, Voranate, Voranol, Voranol Voractiv, Zetabon*

The following trademarks of Dow AgroSciences LLC appear in this report: *Clincher, Confirm, Dithane, Dursban, FirstRate, Fortress, Garlon, Glyphomax, Goal, Grandstand, Intrepid, Lontrel, Lorsban, Mimic, Mustang, Sentricon, Spider, Starane, Stinger, Strongarm, Telone, Tordon, Tracer Naturalyte, Treflan, Vikane*

The following trademark of Dow BioProducts Ltd. appears in this report: *Woodstalk*

The following trademark of American Chemistry Council appears in this report: *Responsible Care*

The following trademark of Dow Corning Corporation appears in this report: *Syltherm*

The following trademarks of Essex Specialty Products, Inc. appear in this report: *Betabrace, Betadamp, Betafoam, Betaguard, Betamate, Betaseal*

The following trademark of FilmTec Corporation appears in this report: *FilmTec*

The following trademarks of Flexible Products Company appear in this report: *Great Stuff, Insta-stik*

The following trademarks of Hampshire Chemical Corp. appear in this report: *Daxad, Hamposyl*

The following trademark of INEOS plc appears in this report: *Gas/Spec*

The following trademark of Michelin North America, Inc. appears in this report: *PAX System*

The following trademark of Mycogen Corporation appears in this report: *Mycogen*

The following trademark of PhytoGen Seed Company, LLC appears in this report: *PhytoGen*

The following registered trademark of Solutia Inc. is used by The Dow Chemical Company under license and appears in this report: *Vydyne*

The following trademarks or service marks of Union Carbide Corporation or its subsidiaries appear in this report: *Amerchol, Carbowax, Cellosize, Cyracure, Flexomer, LP Oxo, Meteor, Neocar, Polyox, Polyphobe, Redi-Link, Shac, Si-Link, Tergitol, Tone, Triton, Tuflin, UCAR, Ucartherm, UCAT, UCON, Unigard, Unipol, Unipurge, Unival*

This report was produced with recyclable paper using Dow latex.

Mission

To constantly improve what is essential to human progress by mastering science and technology.

Values

Integrity: We believe our promise is our most vital product—our word is our bond. The relationships that are critical to our success depend entirely on maintaining the highest ethical and moral standards around the world.

Respect for People: We believe in the inherent worth of people and will honor our relationships with those who let us be part of this world: employees, customers, shareholders and society.

Unity: We are one company, one team. Balancing empowerment and interdependence makes us strong.

Outside-in Focus: We will see through the eyes of those whose lives we affect, identifying unmet needs and producing innovative and lasting solutions.

Agility: Our future depends on speed and flexibility. Responding resourcefully to society's fast-changing needs is the only road to success.

Innovation: We will make science a way of living. Our job is to unlock answers that make a fundamental difference to people's lives.

The Dow Chemical Company
Midland, Michigan 48674

Living.
Improved daily.